Form 10-K, Exhibit 13
period 2000-12-31
LCNB CORP
filed 2001-02-21
CIK 1074902

EXHIBIT 13
                        LCNB Corp. 2000 Annual Report


President's Letter to Shareholders (pages 2-3 of Annual Report):
----------------------------------

Dear Shareholders,

The title of this year's Annual Report is "Built for the Future", a theme that emphasizes how well LCNB Corp. is positioned to meet the challenges and opportunities that will face the financial services industry in this new century.

In my letter I will cover our financial performance for the year 2000, our dynamic market area, our diverse and competitive product mix, the multiple delivery channels we have developed to deliver those products, the strength of the service culture that is our tradition and mainstay, and my thoughts on the future prospects for our financial holding company.

Our form 10-K report filed annually with the Securities and Exchange Commission is available and contains additional information and details. Page 24 of this report gives you several options for obtaining the SEC report.

This was the fifteenth consecutive year that the Board of Directors approved an increase in the dividend rate. The dividend rate increased by 12.5% to $1.80 per share in 2000 from $1.60 per share in 1999. Net income for 2000 was $5.24 million representing a 1.2% return on average assets and an 11.84% return on average shareholders' equity. Total assets increased to $451 million from $439 million one year ago. Total capital or shareholders equity at December 31, 2000 is $46.31 million having increased 8.5% from December 31, 1999. I direct your attention to the graphs included in this report. These graphs display key statistical information highlighting LCNB's performance for the last five years.

Our ability to reinvest customer deposits back into the communities we serve in the form of loans remains the key to our earnings success. In 2000, we were able to increase our loan totals by $42.8 million or 15%. The most important accomplishment through all of this loan growth has been our ability to maintain credit quality. We ended 2000 with an exceptionally low delinquency rate of .23% and no non-performing loans.

On the deposit side, we experienced only a 1% growth in a highly competitive and tight market. This lack of deposit growth forced us to use other more expensive sources of funds to fuel our loan growth, which had a negative effect on earnings. We were able to significantly shift our deposit mix, letting higher cost certificate of deposits run off, reducing that category by $16.1 million, while increasing core deposits by $14.7 million. We now have 87.9% of our total deposits in "core deposits", a fact that will serve us well as we go forward. At year-end our loan to deposit ratio had increased to 83.7% from 73.5% at December 31, 1999. We remain well positioned for future growth with liquid assets at $100.8 million or 22.4% of total assets at year-end.

Shifting back to our "Built for the Future" theme, it is important to understand the market we serve and where we have built our offices. While extremely competitive, our market area is one of the most dynamic in the world, serving an area in southwest Ohio, with a primary service area stretching from the Indiana border to the eastern border of Clinton County. The core of our market area consists of the two counties that divide Cincinnati from Dayton. Warren and Butler Counties are consistently among the fastest growing counties in Ohio, attesting to the fact that Cincinnati and Dayton are growing together into one major metropolitan area. We serve this core area with 15 of our 18 offices and 23 of our 26 ATM locations. We have received Regulatory approval to establish a new full-service banking office and it will also be located in this core area in the City of Hamilton. No less important to our future growth are single offices in Clinton, Clermont and Hamilton Counties. Our market area is prosperous and will allow for the growth and expansion we will need for many years to come.

As a financial holding company, we have built an impressive and complete line of financial products. We offer these products through three very specialized areas to provide both the competence and personal service our customers need and desire. First, is the complete line of traditional bank products offered through our bank subsidiary, Lebanon Citizens National Bank. These include loan and deposit products, and support products like safe deposit boxes, lockbox service, sweep accounts, ACH origination, credit cards, debit cards and cash management services. The second area is our trust and investment department providing complete trust and administrative functions, agency accounts, escrow services, mutual funds and retirement savings products to individuals, partnerships, corporations, institutions and municipalities. The third area is our insurance subsidiary, Dakin Insurance Agency, Inc., providing a complete array of insurance products including property and casualty insurance, life and health products and annuities. We truly have become a one-stop financial services provider.

On the delivery side, we have used a combination of brick and mortar offices and technology to build a delivery system for our products that is second-to-none. Strategically placed offices, supplemented by several 24-hour a day, 7-day a week delivery channels, make our products conveniently available to all individuals and businesses in our defined market area. Telephone banking (Bankline), PC/Internet Banking (LCNB.com), electronic banking (Direct Link) and our ATM network (MAC), which is connected worldwide with debit and credit cards, supplement our eighteen bank branches and six insurance offices.

Given all that we have constructed for the future, nothing is more important than the service culture that has been built over the past 24 years at both Lebanon Citizens National Bank and Dakin Insurance. I know I write and talk about it often, but our service culture is the most important asset we have and the biggest key to our future success. Everyone today talks about sales culture and developing a more intense sales culture will be important to us. But, we are building our sales culture on the foundation of our service culture. We must maintain, nurture and expand our service culture and the sales will come. It is the 237 people that make up the LCNB family, taking care of our customers and each other that will cause us to grow and prosper.

LCNB Corp. is truly "Built for the Future". We believe that our dynamic market area, our diverse and competitive products, our convenient delivery channels and our tradition of service will enhance future financial performances.

We are positioned for a good year in 2001 with targeted net income return on average assets and asset growth exceeding this year's performance.

The annual meeting for LCNB Corp. will be April 17th at 10:00 a.m. at our main banking office, 2 North Broadway in Lebanon, Ohio. Proxy material will be sent to you in a separate mailing in mid-March. Please review, sign and return the proxy upon receipt of that material. We would like to have you attend that meeting if it is possible. Thank you for your continued support.




Stephen P. Wilson

Financial Statements and Supplementary Data (pages 15-24 of Annual Report)
-------------------------------------------

                        INDEPENDENT AUDITORS' REPORT




To the Shareholders
LCNB Corp. and Subsidiaries
Lebanon, Ohio


We have audited the accompanying consolidated balance sheets of LCNB Corp. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCNB Corp. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with U.S. generally accepted accounting principles.





                                        /s/J.D. Cloud & Co. L.L.P.
                                        -----------------------------
                                        Certified Public Accountants


Cincinnati, Ohio
January 13, 2001

                             LCNB Corp. and Subsidiaries
                            Consolidated Balance Sheets
                                At December 31, 2000
                                    (thousands)
                                                     2000          1999
ASSETS:
 Cash and due from banks                          $ 18,262        18,840
 Federal funds sold                                      -         5,300
                                                   -------       -------
   Total cash and cash equivalents                  18,262        24,140

 Interest-bearing deposits in banks                      -         5,492
 Securities available for sale, at market value     82,506       104,911
 Federal Reserve Bank stock                            647           647
 Federal Home Loan Bank stock                        1,741             -
 Loans, net                                        328,439       285,608
 Premises and equipment, net                        10,502         8,231
 Accrued income receivable                           3,139         3,363
 Intangibles                                         4,210         4,763
 Other assets                                        1,554         2,083
                                                   -------       -------
     TOTAL ASSETS                                 $451,000       439,238
                                                   =======       =======
LIABILITIES:
 Deposits-
  Demand                                          $ 51,697        49,477
  NOW                                               47,085        55,512
  Money fund deposits                               41,297        21,926
  Savings                                           87,170        81,191
  IRA                                               30,157        29,983
  Certificates - $100,000 and over                  36,213        45,357
  Other time certificates                          101,167       108,123
                                                   -------       -------
    Total deposits                                 394,786       391,569
 Long-term debt                                      6,356           403
 Accrued interest and other liabilities              3,548         4,579
                                                   -------       -------
TOTAL LIABILITIES                                  404,690       396,551
                                                   -------       -------

SHAREHOLDERS' EQUITY:
 Common shares-no par value, authorized
  4,000,000 shares; issued and outstanding
  1,775,942 shares                                  10,560        10,560
 Surplus                                            10,553        10,553
 Retained earnings                                  24,916        22,872
 Accumulated other comprehensive income
  net of taxes                                         281        (1,298)
                                                   -------       -------
      TOTAL SHAREHOLDERS' EQUITY                    46,310        42,687
                                                   -------       -------

TOTAL LIABILITIES AND
        SHAREHOLDERS' EQUITY                      $451,000       439,238
                                                   =======       =======

The accompanying notes to financial statements are an integral part of these statements.






                                LCNB Corp. and Subsidiaries
                             Consolidated Statements of Income
                             For the years ended December 31
                            ($000s, except per share amounts)
                                           2000       1999       1998
INTEREST INCOME:
 Interest and fees on loans              $26,233     22,743     23,047
 Interest on federal funds sold              459        463        796
 Interest on deposits in banks               241        281        289
 Interest on Federal Reserve Bank
  and Federal Home Loan Bank stock            70         39         39
 Interest on investment securities-
  Taxable                                  3,542      4,914      4,612
  Non-taxable                              1,606      1,251        816
                                          ------     ------     ------
     TOTAL INTEREST INCOME                32,151     29,691     29,599
                                          ------     ------     ------
INTEREST EXPENSE:
 Interest on deposits-
  Money fund and NOW accounts              2,303      1,912      1,706
  Savings                                  3,217      2,382      1,769
  IRA                                      1,794      1,608      1,737
  Certificates - $100,000 and over         2,594      1,916      1,871
  Other time certificates                  5,693      5,420      6,949
                                          ------     ------     ------
   Total interest on deposits             15,601     13,238     14,032
 Interest on short-term borrowings            83         43         48
 Interest on long-term debt                  270         24          -
                                          ------     ------     ------
     TOTAL INTEREST EXPENSE               15,954     13,305     14,080
                                          ------     ------     ------
     NET INTEREST INCOME                  16,197     16,386     15,519

PROVISION FOR LOAN LOSSES                    197        208        191
                                          ------     ------     ------
NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES           16,000     16,178     15,328
                                          ------     ------     ------
NON-INTEREST INCOME:
 Trust income                              1,365      1,160      1,082
 Service charges and fees                  2,087      2,137      2,007
 Net gain on sale of securities               12         20        234
 Insurance agency income                     811        939        750
 Other operating income                      125        114        140
                                          ------     ------     ------
     TOTAL NON-INTEREST INCOME             4,400      4,370      4,213
                                          ------     ------     ------
NON-INTEREST EXPENSE:
 Salaries and wages                        5,529      5,392      4,882
 Pension and other employee benefits       1,415      1,315      1,092
 Equipment expenses                          629        534        508
 Occupancy expense - net                   1,044        954        904
 State franchise tax                         407        581        578
 Marketing                                   422        423        441
 Intangible amortization                     581        631        618
 Other non-interest expenses               3,042      2,820      2,632
                                          ------     ------     ------
     TOTAL NON-INTEREST EXPENSE           13,069     12,650     11,655
                                          ------     ------     ------
     INCOME BEFORE INCOME TAXES            7,331      7,898      7,886

PROVISION FOR INCOME TAXES                 2,091      2,323      2,426
                                          ------     ------     ------
     NET INCOME                          $ 5,240    $ 5,575    $ 5,460
                                          ======     ======     ======

Basic earnings per common share          $  2.95       3.14       3.07
                                          ======     ======     ======
Weighted average shares
 outstanding (000's)                       1,776      1,776      1,776
                                          ======     ======     ======

The accompanying notes to financial statements are an integral part of these statements.






                               LCNB Corp. and Subsidiaries
                      Consolidated Statements of Comprehensive Income
                          and Changes in Shareholders' Equity
                        For the three years ended December 31, 2000
                             (000's, except per share amounts)
                                                           Accumulated
                                                             Other          Total
                               Common           Retained  Comprehensive  Shareholders'  Comprehensive
                               Shares  Surplus  Earnings      Income        Equity          Income
Balance January 1, 1998       $10,560   11,016    17,118         86         38,780

 Net income                                        5,460                     5,460           $5,460
 Transition adjustments for
  the effect of a change in
  accounting principle                                          473            473              473
 Net unrealized gain on
  available-for-sale securities
  (net of taxes of $124)                                        241            241              241
 Reclassification adjustment for
  net realized gain on sale of
  available-for-sale securities
  included in net income (net of
  taxes of $80)                                                (154)          (154)            (154)
                                                                                              -----
 Total comprehensive income                                                                   6,020
                                                                                              =====
 Cash dividends declared-
  $1.40 per share                                 (2,465)                   (2,465)
                               ------   ------    ------        ---         ------
Balance December 31, 1998    $10,560    11,016    20,113        646         42,335

 Net income                                        5,575                     5,575            5,575
 Treasury shares purchased                (463)                               (463)
 Net unrealized loss on
  available-for-sale securities
  (net of taxes of $995)                                     (1,931)        (1,931)          (1,931)
 Reclassification adjustment for
  net realized gain on sale of
  available-for-sale securities
  included in net income (net of
  tax benefit of $7)                                            (13)           (13)             (13)
                                                                                              -----
 Total comprehensive income                                                                   3,631
                                                                                              =====
Cash dividends declared
  $1.60 per share                                 (2,816)                   (2,816)
                             -------     ------   ------      -----         ------

Balance December 31, 1999    10,560      10,553   22,872      (1,298)       42,687

Net income                                         5,240                     5,240            5,240
 Net unrealized gain on
  available-for-sale securities
  (net of taxes of $817)                                       1,587         1,587            1,587
 Reclassification adjustment for
  net realized gain on sale of
  available-for-sale securities
  included in net income (net of
  tax benefit of $4)                                              (8)           (8)              (8)
                                                                                              -----
 Total comprehensive income                                                                  $6,819
                                                                                              =====
Cash dividends declared
  $1.80 per share                                 (3,196)                   (3,196)
                             -------     ------   ------      -----         ------
Balance December 31, 2000   $10,560      10,553   24,916         281        46,310
                             ======      ======   ======      ======        ======


The accompanying notes to financial statements are an integral part of these statements.




                           LCNB Corp. and Subsidiaries
                     Consolidated Statements of Cash Flows
                         For the years ended December 31
                                    (000's)
                                                      2000     1999     1998
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                        $ 5,240    5,575    5,460
 Adjustments to reconcile net income
   to net cash provided by operating activities-
  Depreciation, amortization and accretion           1,997    1,893    1,429
  Provision for loan losses                            197      208      191
  Deferred income tax benefit                          (70)     (87)     (51)
  Realized gains on securities available for sale      (12)     (20)    (234)
  Origination of mortgage loans for sale                 -   (2,441) (11,600)
  Proceeds from sales of mortgage loans                  -    2,443   11,707
  (Increase) decrease in income receivable             223     (346)     (54)
  Increase (decrease) in interest payable              176      125     (110)
  Increase (decrease) in accrued expenses, net         (19)    (454)      78
                                                    ------   ------   ------
    TOTAL ADJUSTMENTS                                2,492    1,321    1,356
                                                    ------   ------   ------
        NET CASH PROVIDED BY OPERATING ACTIVITIES    7,732    6,896    6,816
                                                    ------   ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Net (increase) decrease in interest-bearing
  deposits in banks                                  5,492        -   (1,492)
 Proceeds from sales of securities available
  for sale                                           5,852   12,776    8,315
 Proceeds from maturities of securities
  available for sale                                28,899   45,603   10,201
 Proceeds from maturities of securities
  held to maturity                                       -        -   32,010
 Purchases of securities available for sale        (10,224) (43,705) (67,634)
 Purchases of FHLB stock                            (1,741)       -        -
 Purchases of securities held to maturity                -        -   (4,474)
 Net decrease (increase) in loans                  (43,666) (20,869)   3,086
 Purchases of premises and equipment                (3,067)    (607)  (1,363)
 Proceeds from certain asset sales                       -        -      274
                                                    ------   ------   ------
        NET CASH USED IN INVESTING ACTIVITIES      (18,455)  (6,802) (21,077)
                                                    ------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in deposits                            3,216    4,563    9,655
 Net increase (decrease) in short-term
  borrowings                                        (1,175)   1,520   (2,553)
 Advances of long-term debt                          6,000        -        -
 Cash dividends paid                                (3,196)  (2,816)  (2,465)
                                                    ------   ------   ------
        NET CASH PROVIDED BY FINANCING
         ACTIVITIES                                  4,845    3,267    4,637
                                                    ------   ------   ------
        NET CHANGE IN CASH AND CASH EQUIVALENTS     (5,878)   3,361   (9,624)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      24,140   20,779   30,403
                                                    ------   ------   ------
CASH AND CASH EQUIVALENTS AT END OF YEAR           $18,262   24,140   20,779
                                                    ======   ======   ======
SUPPLEMENTAL CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
 Interest                                          $15,778   13,180   14,190
 Income taxes                                        1,877    2,706    2,245

NON-CASH TRANSFER OF SECURITIES FROM HELD-TO-
 MATURITY TO AVAILABLE-FOR-SALE CLASSIFICATION           -   42,768        -

COMMON SHARES OF DAKIN PURCHASED IN EXCHANGE
 FOR NOTE PAYABLE                                        -      448        -


The accompanying notes to financial statements are an integral part of these statements.






NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LCNB Corp. (the Company) was incorporated in December 1998. In the second quarter of 1999, each shareholder of Lebanon Citizens National Bank (the Bank) received ten common shares of the Company in exchange for each share of the Bank. Lebanon Citizens National Bank, as a result of the merger, became a wholly-owned subsidiary of LCNB Corp. In April 2000, the Company acquired
Dakin Insurance Agency, Inc. (Dakin) as a wholly-owned subsidiary of LCNB Corp.
and accounted for the merger as a pooling of interests.

The Bank was founded in 1877 and provides full banking services, including trust services, to customers primarily in the southwestern Ohio area of Warren, Hamilton, Clermont, Clinton and Butler counties. Dakin is an independent insurance agency founded in 1876 and offers a wide range of insurance products for businesses and individuals in the Bank's primary market area.

BASIS OF PRESENTATION-
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. All comparative financial statements and share and per share information have been restated to give effect to the ten-for-one exchange in the formation of the holding company and the pooling of interest accounting related to the Dakin acquisition.

USE OF ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES-
Debt securities which the Company has the intent and ability to hold to maturity are reported at amortized cost. Debt securities classified as available for sale and all equity securities are reported at fair value with unrealized holding gains and losses reported net of income taxes as Accumulated
Other Comprehensive Income, a separate component of shareholders' equity.
Amortization of premiums and accretion of discounts are recognized as adjustments to interest income using the level yield method. Realized gains or losses from the sale of securities are computed using the specific identification method. Currently, the Company and its subsidiaries do not hold any derivatives or conduct hedging activities.

Federal Home Loan Bank (FHLB) stock is an equity interest in the Federal Home
Loan Bank of Cincinnati. It can be sold only at its par value of $100 per share and only to the FHLB or to another member institution. In addition, the equity ownership rights are more limited than would be the case for a public company, because of the oversight role exercised by the Federal Housing
Finance Board in the process of budgeting and approving dividends.  Federal


Reserve Bank stock is similarly restricted in marketability and value.
Although catagorized as securities available for sale, both investments are carried at cost, which is their par value.

LOANS AND ALLOWANCE FOR LOAN LOSSES-
Loans are stated at the principal amount outstanding, net of unearned income, deferred origination fees and costs, and the allowance for loan losses.
Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on impaired loans is discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due.
Subsequent cash receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded once principal recovery is reasonably assured. The current year's accrued interest on loans placed on nonaccrual status is charged against earnings. Previous years' accrued interest is charged against the allowance for loan losses.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of loan yields. These amounts are being amortized over the lives of the related loans.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Loans are considered impaired when management believes, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured by the present value of expected future cash flows using the loan's effective interest rate. Impaired collateral-dependent loans may be measured based on collateral value. Smaller-balance homogenous loans, including residential mortgage and consumer installment loans, are collectively evaluated for impairment.

PREMISES AND EQUIPMENT-
Bank premises and equipment are stated at cost less accumulated depreciation.
Depreciation is computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

INTANGIBLE ASSETS-
Intangible assets representing the excess of the costs of acquired operations over the fair value of net tangible assets acquired are being amortized using the straight-line method over fifteen years. The Company periodically reviews intangible assets for possible impairment.

MARKETING EXPENSE-
Marketing costs are expensed as incurred.

EMPLOYEE BENEFITS-
The Bank has a noncontributory pension plan covering full-time employees. The retirement plan cost is made up of several components that reflect different aspects of the Bank's financial arrangements as well as the cost of benefits earned by employees. These components are determined using the projected unit credit actuarial cost method and are based on certain actuarial assumptions.

INCOME TAXES-
Certain income and expenses are recognized in different periods for financial reporting than for purposes of computing income taxes currently payable.
Deferred taxes are provided on such temporary differences between the financial reporting and tax bases of the related assets and liabilities.

STATEMENTS OF CASH FLOWS-
For purposes of reporting cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

EARNINGS PER SHARE-
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. The Company's capital structure includes no potential for dilution. There are no warrants, options or other arrangements that would increase the number of shares outstanding.

RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES-
In June 1998, the Financial Accounting Standards Board issued Statement of
Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative
Instruments and Hedging Activities". In most instances the standard, once adopted, precludes any held-to-maturity security from being designated as a hedged item. The Bank adopted SFAS No. 133 in the fourth quarter of 1998. To provide the flexibility in the future to designate securities as hedged items, the Bank recategorized its held-to-maturity securities as available for sale.
The amortized cost and related unrealized net gain of the transferred securities was $42,768,000 and $716,000, respectively, at the date of transfer.
This change in accounting principle had no effect on reported net income.
Comprehensive income increased $473,000 after income taxes of $243,000.


NOTE 2 - ACQUISTION

In April 2000, Dakin was acquired and became a wholly-owned subsidiary of LCNB
Corp. Under the terms of the agreement, Dakin shareholders received 15,942 shares of LCNB Corp. common stock in a private offering. The transaction qualifies as a tax-free reorganization and has been accounted for using the pooling of interests method of accounting. Accordingly, the consolidated financial statements of LCNB Corp. have been restated to retroactively combine the financial statements of LCNB Corp. and Dakin as if the acquisition had occurred at the beginning of the earliest period presented.

The following table presents the revenues of Dakin included as a component of non-interest income, the net income of Dakin, and a reconciliation of the net income and earnings per common share previously reported by LCNB Corp. to those items presented in the accompanying financial statements (thousands, except earnings per common share):

                                                2000        1999      1998
          Dakin Insurance Agency, Inc.
             Revenues prior to acquisition    $  182         951       758
             Revenues since acquisition          635           -         -
                                               -----       -----     -----
                                              $  817         951       758
                                               =====       =====     =====
          Net income:
            Consolidated LCNB Corp.           $5,204       5,548     5,447
            Dakin Insurance Agency, Inc.
             prior to acquisition                 36          27        13
                                               -----       -----     -----
                                              $	5,240       5,575     5,460
                                               =====       =====     =====
          Earnings per common share:
            As previously reported                         $3.15      3.09
            As restated                                     3.14      3.07



NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated market value of available-for-sale investment securities at December 31 are summarized as follows ($000's):
                                                         2000
                                      -----------------------------------------
                                      Amortized   Unrealized Unrealized  Market
                                        Cost        Gains      Losses     Value
                                        ----        -----      ------     -----
           U.S. Treasury notes         $ 3,002          17          1     3,018
           U.S. Agency notes            20,142          30        126    20,046
           U.S. Agency mortgage-
            backed securities           12,234          19         89    12,164
           Corporate notes               8,708          18        247     8,479
           Municipal securities:
             Non-taxable                31,692         848         75    32,465
             Taxable                     6,303          58         27     6,334
                                        ------         ---        ---    ------
                                       $82,081         990        565    82,506
                                        ======         ===        ===    ======

                                      -13-


                                                         1999
                                      -----------------------------------------
                                       Amortized  Unrealized Unrealized  Market
                                         Cost       Gains      Losses     Value
                                         ----       -----      ------     -----
           U.S. Treasury notes        $  6,511          7          36     6,482
           U.S. Agency notes            30,750          -         823    29,927
           U.S. Agency mortgage-
            backed securities           15,486          2         419    15,069
           Corporate notes              17,179         41         162    17,058
           Municipal securities:
             Non-taxable                32,593        117         518    32,192
             Taxable                     4,361          -         178     4,183
                                       -------        ---       -----   -------
                                      $106,880        167       2,136   104,911
                                       =======        ===       =====   =======



Contractual maturities of debt securities at December 31, 2000 were as follows
($000's).  Actual maturities may differ from contractual maturities when borrowers have the right to call or prepay obligations.
                                               Amortized      Market
                                                  Cost        Value
          Due within one year                   $11,726       11,737
          Due from one to five years             35,495       35,412
          Due from five to ten years             14,702       14,778
          Due after ten years                     7,924        8,415
                                                 ------       ------
                                                 69,847       70,342
          U.S. Agency mortgage-
            backed securities                    12,234       12,164
                                                 ------       ------
                                                $82,081       82,506
                                                 ======       ======


Gross gains realized on sales of securities available for sale were $31,000, $26,000 and $234,000 for 2000, 1999 and 1998 respectively. Realized losses during 2000 and 1999 amounted to $19,000 and $6,000 respectively. There were no realized losses during 1998.

Investment securities with a carrying value of $56,116,000 and $82,897,000 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.



NOTE 4 - LOANS

Major classifications of loans at December 31 are as follows ($000's):
                                                  2000         1999
         Commercial and industrial             $ 36,449       26,347
         Commercial, secured by real estate      59,043       56,671
         Residential real estate                185,013      162,087
         Consumer, excluding credit card         40,860       36,402
         Agricultural                             2,238        2,343
         Credit card                              3,049        2,764
         Other loans                                863          285
         Lease financing                          2,219          183
                                                -------       ------
                                                329,734      287,082
         Deferred net origination costs             705          526
                                                -------      -------
                                                330,439      287,608
         Allowance for loan losses               (2,000)      (2,000)
                                                -------      -------
           Loans-net                           $328,439      285,608
                                                =======      =======


Mortgage loans sold to and serviced for the Federal Home Loan Mortgage
Corporation are not included in the accompanying balance sheets. The unpaid principal balances of those loans at December 31, 2000, 1999 and 1998 were $14,046,000, $15,379,000, and $14,747,000 respectively.

Changes in the allowance for loan losses were as follows ($000's):
                                                   2000     1999    1998
         BALANCE-BEGINNING OF YEAR               $2,000    2,000   2,200
         Provision for loan losses                  197      208     191
         Charge offs                               (255)    (272)   (418)
         Recoveries                                  58       64      27
                                                  -----    -----   -----
         BALANCE-END OF YEAR                     $2,000    2,000   2,000
                                                  =====    =====   =====


There were no nonaccrual loans at December 31, 2000 or 1999. Interest income that would have been recorded in 2000, 1999 and 1998 if loans on nonaccrual status at various times during the respective years had been current and in accordance with their original terms, was not material. At December 31, 2000 and 1999, the recorded investment in loans for which impairment has been recognized in accordance with SFAS Statement No. 114 was not material. The Bank is not committed to lend additional funds to debtors whose loans have been modified to provide a reduction or deferral of principal or interest because of a deterioration in the financial position of the borrower.


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows ($000's):
                                                   2000     1999
         Land                                   $ 1,876    1,870
         Buildings                                9,365    7,477
         Equipment                                7,938    6,726
                                                 ------   ------
           Total                                 19,179   16,073
         Less-Accumulated depreciation            8,677    7,842
                                                 ------   ------
             Premises and Equipment-Net         $10,502    8,231

Depreciation charged to income was $796,000 in 2000, $688,000 in 1999 and $636,000 in 1998.

Some of the Bank's branches and equipment are leased under agreements expiring at various dates through 2049. These leases are accounted for as operating leases. At December 31, 2000, required minimum annual rentals due in the future on noncancelable leases having terms in excess of one year aggregated
$1,447,000. Minimum annual rentals for each of the years 2000 through 2004 are approximately $60,000. Rental expense for all leased branches and equipment amounted to $119,000 in 2000, $101,000 in 1999 and $115,000 in 1998.


NOTE 6 - DEPOSIT LIABILITIES

Contractual maturities of certificates of deposit at December 31, 2000 were as follows ($000's):
                                  Certificates    All other
                                 over $100,000   Certificates     Total
      Year ending December 31
            2001                    $25,510         66,621        92,131
            2002                      8,518         26,696        35,214
            2003                      1,212          3,185         4,397
            2004                        468          1,196         1,664
            2005                        405          3,143         3,548
            Thereafter                  100            326           426
                                     ------        -------       -------
                                    $36,213        101,167       137,380
                                     ======        =======       =======

NOTE 7 - EMPLOYEE BENEFITS

The Bank's noncontributory defined benefit retirement plan covers all regular full-time employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years. Pension costs are funded based on the Plan's actuarial cost method and are limited to amounts currently deductible for federal income tax purposes.

The components of net periodic pension cost are summarized as follows ($000's):
                                                        2000   1999   1998
   Service cost                                         $423    378    279
   Interest cost                                         205    182    157
   Expected return on Plan assets                       (192)  (161)  (140)
   Amortization of unrecognized transition obligation     17     17     17
   Recognized net actuarial loss (gain)                   55    (13)    43
                                                         ---    ---    ---
       Net periodic pension cost                        $508    403    356
                                                         ===    ===    ===



A summary of the Plan's prepaid benefit cost, included in Other Assets on the balance sheets, and the Plan's funded status at December 31 follows ($000's):
                                                              2000        1999
   Change in projected benefit obligations
   ---------------------------------------
   Projected benefit obligation at beginning of year        $3,786       3,308
   Service cost                                                423         378
   Interest cost                                               205         182
   Actuarial gains                                            (437)        (79)
   Benefits paid                                              (123)         (3)
                                                             -----       -----
   Projected benefit obligation at end of year               3,854       3,786
                                                             -----       -----
   Change in plan assets
   ---------------------
   Fair value of plan assets at beginning of year            3,466       2,880
   Actual return on plan assets                                140         133
   Employer contribution                                       546         456
   Benefits paid                                              (123)         (3)
                                                             -----       -----
   Fair value of plan assets at end of year                  4,029       3,466
                                                             -----       -----

   Funded status                                               175        (320)
   Unrecognized net actuarial loss                             625       1,064
   Unrecognized transition obligation                           27          44
                                                             -----       -----
   Prepaid benefit cost                                     $  827         788
                                                             =====       =====



The Plan's assets are exclusively certificates of deposit with the Bank.  In determining the actuarial present value of the projected benefit obligation, the following assumptions were used:
                                                               2000       1999
   Assumed discount rate                                      5.50%      5.50%
   Expected long-term rate of return on Plan assets           5.50%      5.50%
   Rate of increase in future compensation levels             4.00%      4.00%


The Bank has a benefit plan which permits eligible officers to defer a portion of their compensation. The deferred compensation, with accrued interest, is distributable in cash after retirement or termination of employment. The amount of such deferred compensation at December 31, 2000 and 1999, was $401,000 and $324,000, respectively. The Bank also has a supplemental income plan which provides a covered employee an amount based on a percentage of average compensation, payable annually for ten years upon retirement. The projected benefit obligation included in other liabilities for this supplemental income plan at December 31, 2000 and 1999, is $90,000 and $70,000, respectively. The discount rate used to determine the present value of the obligation was 6.5% in 2000 and 1999. The service cost associated with this plan in each of the three years 2000, 1999 and 1998 was approximately $16,000.
Interest costs were not material. Both of these plans are nonqualified and unfunded. Participation in each plan is limited to a select group of management.


NOTE 8 - LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt consists of the following at December 31 (thousands):
                                                             2000      1999
   Federal Home Loan Bank notes                            $6,000         -
   Note payable to former shareholder of Dakin                356       403
                                                            -----       ---
       Total                                               $6,356       403
                                                            =====       ===


Maturities of long-term debt in the years ending December 31 are as follows:
                     2001                  $   50
                     2002                   2,053
                     2003                      56
                     2004                   2,060
                     2005                   2,064


The Federal Home Loan Bank borrowings consist of three notes with two, four and five-year maturities and have a weighted average interest rate of 7%. Interest on the notes is fixed and payable monthly. The notes are collateralized by a blanket pledge of 1-4 family residential mortgage loans.

The note payable matures in 2006. Payments are due monthly at a nominal interest rate of 6%.

At December 31, 2000 and 1999, accrued interest and other liabilities include
U.S. Treasury demand note borrowings of approximately $1,099,000 and $2,274,000, respectively.


NOTE 9 - INCOME TAXES

The provision for federal income taxes consists of ($000's):
                                                   2000      1999      1998
   Income taxes currently payable                $2,161     2,410     2,477
                                                  -----     -----     -----
   Deferred income taxes resulting from
     temporary differences-
       Provision for loan losses                      -         -        68
       Loan origination fees-net                    (19)      (33)      (73)
       Pension and deferred compensation            (11)      (16)       12
       Depreciation and amortization                (40)      (38)      (58)
                                                  -----     -----     -----
         Total deferred income tax benefit          (70)      (87)      (51)
                                                   -----    -----     -----
   Provision for income taxes                     $2,091    2,323     2,426
                                                   =====    =====     =====





A reconciliation between the statutory income tax rate and the Bank's effective tax rate follows:
                                                  2000        1999      1998
   Statutory tax rate                             34.0%       34.0      34.0
   Increase (decrease) resulting from-
   Tax exempt interest                            (6.5)       (4.6)     (2.9)
   Other-net                                       1.0           -      ( .3)
                                                  ----        ----      ----
      Effective tax rate                          28.5%       29.4      30.8
                                                  ====        ====      ====



Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Bank has not recorded a valuation reserve related to deferred tax assets.  Deferred tax assets and liabilities at December 31 consist of the following ($000's):
                                                             2000       1999
   Deferred tax assets:
    Allowance for loan losses                               $ 522        522
    Unrealized losses on securities available for sale          -        669
    Amortization of intangibles                               202        153
                                                              ---      -----
                                                              724      1,344
                                                              ---      -----
   Deferred tax liabilities:
    Depreciation of premises and equipment                   (187)      (175)
    Unrealized gains on securities available for sale        (113)         -
    Deferred loan fees                                       (117)      (161)
    Pension and deferred compensation                        (125)      (137)
                                                              ---      -----
                                                             (542)      (473)
                                                              ---      -----
        Net deferred tax                                     $182        871
                                                              ===      =====



NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of those instruments.


The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.  Financial instruments whose contract amounts represent off-balance-sheet credit risk at December 31 were as follows (thousands):
                                                         2000         1999
       Commitments to extend credit                    $55,034       52,198
       Standby letters of credit                         5,768        5,783


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses.
Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At December 31, 2000 and 1999, outstanding guarantees of $768,000 and $783,000, respectively, were issued to developers and contractors. These guarantees generally expire within one year and are fully secured. In addition, the Bank is a participant for the amount of $5 million in a letter of credit securing payment of principal and interest on a bond issue. This letter of credit will expire July 15, 2005, and is secured by an assignment of rents and the underlying real property.

The Bank evaluates each customer's credit worthiness on a case-by-case basis.
The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable; inventory; property, plant and equipment;
residential realty; and income-producing commercial properties.

The Company and its subsidiaries are parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated financial position or results of operations.


NOTE 11 - RELATED PARTY TRANSACTIONS
The Bank has entered into related party transactions with various directors and executive officers. Such transactions originate in the normal course of the Bank's operations as a depository and lending institution. At December 31, 2000 and 1999, certain executive officers, directors and associates of such persons were indebted to the Bank directly or as guarantors in the aggregate amount of $3,000,000 and $3,576,000, respectively.  During 2000, $180,000 in new loans were made; repayments totaled $756,000.


NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments as of
December 31, were as follows ($000's):
                                                2000               1999
                                         -----------------  -----------------
                                          Carrying   Fair     Carrying   Fair
                                           Amount   Value      Amount   Value
  FINANCIAL ASSETS:
    Cash and cash equivalents            $ 18,262   18,262     24,140   24,140
    Interest-bearing deposits in banks          -        -      5,492    5,492
    Federal Reserve Bank stock                647      647        647      647
    Federal Home Loan Bank stock            1,741    1,741          -        -
    Securities available for sale          82,506   82,506    104,911  104,911
    Loans, net                            328,439  317,299    285,608  278,149
  FINANCIAL LIABILITIES:
    Deposits                             $394,786  393,798    391,569  390,221
    Short-term borrowings                   1,099    1,099      2,274    2,274
    Long-term debt                          6,356    6,652        403      403


The fair value of off-balance-sheet financial instruments at December 31, 2000 and 1999 was not material.

Fair values of financial instruments are based on various assumptions, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in actual transactions. In addition, because the required disclosures exclude certain financial instruments and all nonfinancial instruments, any aggregation of the fair value amounts presented would not represent the underlying value of the Bank. The following methods and assumptions were used to estimate the fair value of certain financial instruments:

Cash and cash equivalents:
The carrying amounts presented are deemed to approximate fair value.

Interest-bearing deposits in banks:
Fair value is estimated for these certificates of deposit by discounting the future cash flows at current rates.

Investment Securities:
Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:
Fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings:
The carrying amounts of federal funds purchased and U.S. Treasury notes are deemed to approximate fair value of short-term borrowings. For long-term debt, fair values are estimated based on the discounted value of expected net cash flows using current interest rate.


NOTE 13 - REGULATORY MATTERS

The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank. In 2000 and 1999, the Bank was required to maintain average reserve balances of $8,356,000 and $8,018,000, respectively.


Banks and holding companies must meet certain minimum capital requirements set by federal banking agencies.  The minimum regulatory capital ratios are
8% for total risk-based, 4% for Tier 1 risk-based, and 4% for leverage.  For various regulatory purposes, institutions are classified into categories based upon capital adequacy.  The highest "well-capitalized" category requires capital ratios of at least 10% for total risk-based, 6% for Tier 1 risk-based, and 5% for leverage.  As of the most recent notification from their regulators, the Holding Company and Bank were categorized as "well-
capitalized" under the regulatory framework for prompt corrective action.  A summary of the regulatory capital of the Holding Company and Bank at December
31 follows ($000's):
                                                2000               1999
                                          ----------------------------------
                                           Holding            Holding
                                           Company    Bank    Company   Bank
  Regulatory Capital:
    Shareholders' equity                   $46,310   41,245   42,987  37,875
    Goodwill and other intangibles          (4,210)  (4,157)  (4,710) (4,710)
    Net unrealized securities
     losses (gains)                           (281)    (219)   1,298   1,298
                                            ------   ------   ------  ------
      Tier 1 risk-based capital             41,819   36,869   39,575  34,463

    Eligible allowance for loan losses       2,000    2,000    2,000   2,000
                                            ------   ------   ------  ------
       Total risk-based capital            $43,819   38,869   41,575  36,463
                                            ======   ======   ======  ======
  Capital Ratios:
    Total risk-based                        14.88%    13.30    15.3    13.6
    Tier 1 risk-based                       14.20%    12.62    14.6    12.8
    Tier 1 leverage                          9.22%     8.21     9.1     7.9


The principal source of income and funds for LCNB Corp. is dividends paid by the Bank subsidiary. The payment of dividends is subject to restriction by regulatory authorities. For 2000, the restrictions generally limit dividends to the aggregate of net income for the year 2000 plus the retained net earnings for 2000 and 1999. In addition, dividend payments may not reduce capital levels below minimum regulatory guidelines. Accordingly, future dividends may require the prior approval of the Comptroller of the Currency.


NOTE 14 - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for LCNB Corp. (parent company only) follows
($000's):

    Condensed Balance Sheets
       Year ended December 31
                                                              2000      1999
       Assets:
       Cash on deposit with subsidiary                     $    48        17
       Corporate and municipal debt securities               5,029     4,969
       Investment in subsidiary                             41,139    37,575
       Other assets                                             94       126
                                                            ------    ------
           Total assets                                    $46,310    42,687
                                                            ======    ======

       Liabilities                                         $     -         -

       Shareholders' equity                                 46,310    42,687
                                                            ------    ------
           Total liabilities and shareholders' equity      $46,310    42,687
                                                            ======    ======




    Condensed Statements of Income
       Year ended December 31
       Income:
       Dividends from subsidiary                           $ 3,197     7,936
       Interest                                                202         2
       Gain on sale of investment securities                     7         -
                                                             -----     -----
           Total income                                      3,406     7,938
                                                             -----     -----
       Expenses:
       Amortization of organization costs                       20        13
       Other expense                                            20         1
                                                             -----     -----
           Total expense                                        40        14
                                                             -----     -----
       Income before income tax benefit and equity
        in undistributed income of subsidiary                3,366     7,924
       Income tax benefit                                       10         3
       Equity in undistributed income (excess dividends)
        of subsidiary                                        1,864    (2,352)
                                                             -----     -----
           Net income                                       $5,240     5,575
                                                             =====     =====
    Condensed Statements of Cash Flows
       Year ended December 31
                                                              2000      1999
       Cash flows from operating activities:
        Net income                                           $5,240    5,575
        Adjustments for non-cash items -
         Equity in undistributed (income) excess
          dividends of subsidiary                            (1,864)   2,352
        Organization costs                                        -     (105)
        Other, net                                               59        8
                                                              -----    -----
       Net cash provided by operating activities              3,435    7,830
                                                              -----    -----
       Cash flows from investing activities:
        Capital contribution to subsidiary                     (185)       -
        Purchases of securities available for sale           (2,143)  (4,997)
        Proceeds from sales of securities available
         for sale                                               773        -
        Proceeds from maturities of securities available
         for sale                                             1,347        -
                                                              -----    -----
        Cash flow used in investing activities                 (208)  (4,997)
                                                              -----    -----
                                      -25-


       Cash flows from financing activities:
        Cash dividends paid                                  (3,196)  (2,816)
                                                              -----    -----
       Net change in cash                                        31       17
       Cash at beginning of year                                 17        -
                                                              -----    -----
       Cash at end of year                                   $   48       17
                                                              =====    =====






