Form 10-K, Exhibit 13
period 2001-12-31
LCNB CORP
filed 2002-02-11
CIK 1074902

EXHIBIT 13
                  LCNB Corp. 2001 Annual Report


Presidents Letter to Shareholders  (pages 2-3 of Annual Report):
----------------------------------



Dear Shareholders,

As I report to you the results we achieved in 2001, LCNB is celebrating 125 years of providing stability and dependability to our local economy.

From the original 20 brave shareholders in 1877 to the loyal shareholders of today, the people of LCNB have always made a difference. From the many generations of dedicated and concerned employees to our customers, we have truly been partners in achieving growth and prosperity for our region.

I submit to you that Lebanon, Warren County, and indeed our entire region have benefited greatly because of the financial stability and dependability provided by the people of LCNB over the past 125 years.

In this years Annual Report, we have highlighted a few examples of the people and institutions that have been our partners throughout our history. These partners and thousands like them have joined LCNB over the years to provide the financial stability and dependability necessary for growth and prosperity. This Annual Report is dedicated to each individual person and institution that has contributed to the success of LCNB and thus our region for 125 years.

LCNB was founded in an atmosphere of economic instability and uncertain times. 2001 provided no less in the way of challenges. Again, LCNB provided the necessary stability and dependability you have come to expect. Im pleased to report to you the results of our operations for 2001.

Net income for 2001 was a record $6.1 million representing a 1.30% return on average assets and a 12.50% return on average shareholders equity. Earnings per share were $3.43, a 16.27% or $0.48 per share increase from 2000. Total assets increased to a record $480.4 million from $451.0 million one year ago, an increase of $29.4 million or 6.53%. Total capital or shareholders equity at December 31, 2001 is a record $49.5 million, having increased 6.90% from December 31, 2000. Due to these excellent results, the Board of Directors increased the dividend paid to shareholders for the 16th consecutive year. The total dividend paid during 2001 was $1.85 per share, up from the $1.80 paid in 2000. I direct your attention to the graphs included in this report. These graphs display key statistical information highlighting LCNBs performance for the last five years.

Additional statistical data and information on our financial performance for 2001 are available in the Management Discussion and Analysis (MD&A) document. The MD&A is enclosed with the initial mailing of this Annual Report to shareholders and is also available in the LCNB Corp. Form 10-K report. Our Form 10-K report, filed annually with the Securities and Exchange Commission, is available by referring to page 24 of this report giving you options for obtaining this SEC document.

It was gratifying to see strong deposit growth during 2001. Total deposits of $414.8 million at December 31, 2001, represents an increase of $20.0 million, or 5.06%, from December 31, 2000. Much of the growth was in the savings category, which increased $14.5 million during the year. The only deposit category that did not increase during 2001 was Money Fund deposits, which decreased $12.9 million during the year. The decrease was intentional and relates to a corporate sweep product offered by LCNB, which allows a customer to transfer excess funds from a checking account into separate non-bank owned mutual funds. The amount swept into these mutual funds was $26.2 million as of December 31, 2001.

Our loan totals decreased by $3.3 million during 2001. The decrease can be attributed to refinancing activity on residential mortgage loans and the sale of a large majority of fixed rate residential loans originated during 2001. Approximately $13.4 million of residential real estate loans were sold to FHLMC during 2001. We began selling the loans after determining that current, historically low market rates for residential loans were not profitable in the long run. Offsetting the decline in residential loans was a $17.5 million increase in the commercial loan portfolio. This continued shift away from long term, fixed rate mortgage loans reduces our future interest rate risk. Our asset quality remained high with a very low delinquency rate of .37%.

Several significant events that will help shape the future of LCNB took place during 2001. After over a year of intense study, our technology team recommended and our Board approved our conversion to the new Silverlake
Computer System. The Jack Henry Silverlake in-house software will replace our 12-year-old core processing system. It will tie our Branch, internet, telephone and ATM delivery channels into one state-of-the-art seamless system. Our customers will benefit and the efficiencies will allow our employees to do a better job at less cost. To accommodate this new technology and improvements to our Card Department and our Call Center, a major renovation is taking place at our Main Office. Combine these items with additional planned conversions to a new phone system and a new ATM and Debit Card system and 2002 will be an exciting and busy year. We also opened a new full-service office in Hamilton, Ohio, extending our reach into Butler County, and established a new electronic branch in Harveysburg, Ohio.

Dakin, our insurance subsidiary, continued to grow and to position themselves for the future. During 2001, an adjacent building was purchased and the Dakin Main Office was significantly expanded. This expansion not only allows for servicing the growth from one to six offices that has occurred in the past 18 months but will provide the capacity to service future expansion. Dakins seventh office, in Wilmington, Ohio, will open in the first quarter of 2002.

All that was accomplished in the name of LCNB Corp. in 2001 was only possible because of the hard work and dedication of our 254 LCNB and Dakin employees. Our employees honoring the tradition of 125 years, building for the future and taking care of our customers, one at a time, day in and day out are what makes our success possible.

I trust you will enjoy this tribute to the past 125 years. I also hope we have properly conveyed our readiness for and our dedication to the future. We want to be your partner in the future growth and prosperity of our region. We recommit ourselves to providing the necessary financial stability and dependability that will make that future growth and prosperity possible.

The annual meeting for LCNB Corp. will be April 16th at 10:00 AM at our Main Office, 2 North Broadway in Lebanon, Ohio. Proxy material will be sent to you in a separate mailing in mid-March. Please review, sign and return the proxy upon receipt of that material. We would like to have you attend that meeting if it is possible. Thank you for your continued support.



Stephen P. Wilson

Financial Statements and Supplementary Data (pages 15-24 of Annual Report)
-------------------------------------------

                        INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders
LCNB Corp. and subsidiaries
Lebanon, Ohio


We have audited the accompanying consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCNB Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.





                                        /s/J.D. Cloud & Co. L.L.P.
                                        -----------------------------
                                        Certified Public Accountants


Cincinnati, Ohio
January 11, 2002

                             LCNB Corp. and Subsidiaries
                            Consolidated Balance Sheets
                                  At December 31
                                     ($000s)
                                                     2001          2000
ASSETS:
 Cash and due from banks                          $ 14,286        18,262
 Federal funds sold                                 19,950             -
                                                   -------       -------
   Total cash and cash equivalents                  34,236        18,262

 Securities available for sale, at market value     98,610        82,506
 Federal Reserve Bank and Federal Home
  Loan Bank stock, at cost                           2,772         2,388
 Loans, net                                        325,165       328,439
 Premises and equipment, net                        11,628        10,502
 Accrued income receivable                           3,051         3,139
 Intangibles                                         3,729         4,210
 Other assets                                        1,244         1,554
                                                   -------       -------
     TOTAL ASSETS                                 $480,435       451,000
                                                   =======       =======
LIABILITIES:
 Deposits-
  Demand                                          $ 59,137        51,697
  NOW                                               47,538        47,085
  Money fund deposits                               28,426        41,297
  Savings                                          101,694        87,170
  IRA                                               32,736        30,157
  Certificates - $100,000 and over                  39,126        36,213
  Other time certificates                          106,115       101,167
                                                   -------       -------
    Total deposits                                 414,772       394,786
 Long-term debt                                     12,306         6,356
 Accrued interest and other liabilities              3,850         3,548
                                                   -------       -------
     TOTAL LIABILITIES                             430,928       404,690
                                                   -------       -------

SHAREHOLDERS' EQUITY:
 Common shares-no par value, authorized
  4,000,000 shares; issued and outstanding
  1,775,942 shares                                  10,560        10,560
 Surplus                                            10,553        10,553
 Retained earnings                                  27,714        24,916
 Treasury shares at cost, 12,997 shares at
  December 31, 2001                                   (516)            -
 Accumulated other comprehensive income
  net of taxes                                       1,196           281
                                                   -------       -------
     TOTAL SHAREHOLDERS' EQUITY                     49,507        46,310
                                                   -------       -------

     TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                        $480,435       451,000
                                                   =======       =======

The accompanying notes to financial statements are an integral part of these statements.

                                LCNB Corp. and Subsidiaries
                             Consolidated Statements of Income
                             For the years ended December 31
                            ($000s, except per share amounts)
                                           2001       2000       1999
INTEREST INCOME:
 Interest and fees on loans              $27,396     26,233     22,743
 Interest on federal funds sold              667        459        463
 Interest on deposits in banks                 -        241        281
 Interest on Federal Reserve Bank
  and Federal Home Loan Bank stock           171         70         39
 Interest on investment securities-
  Taxable                                  2,601      3,542      4,914
  Non-taxable                              1,459      1,606      1,251
                                          ------     ------     ------
     TOTAL INTEREST INCOME                32,294     32,151     29,691
                                          ------     ------     ------
INTEREST EXPENSE:
 Interest on deposits-
  Money fund and NOW accounts              1,925      2,303      1,912
  Savings                                  2,529      3,217      2,382
  IRA                                      1,673      1,794      1,608
  Certificates-$100,000 and over           2,103      2,594      1,916
  Other time certificates                  5,539      5,693      5,420
                                          ------     ------     ------
   Total interest on deposits             13,769     15,601     13,238
 Interest on short-term borrowings            33         83         43
 Interest on long-term debt                  570        270         24
                                          ------     ------     ------
     TOTAL INTEREST EXPENSE               14,372     15,954     13,305
                                          ------     ------     ------
     NET INTEREST INCOME                  17,922     16,197     16,386

PROVISION FOR LOAN LOSSES                    237        197        208
                                          ------     ------     ------
     NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES           17,685     16,000     16,178
                                          ------     ------     ------
NON-INTEREST INCOME:
 Trust income                              1,115      1,365      1,160
 Service charges and fees                  2,327      2,087      2,137
 Net gain on sale of securities               17         12         20
 Insurance agency income                   1,108        811        939
 Other operating income                      145        125        114
                                          ------     ------     ------
     TOTAL NON-INTEREST INCOME             4,712      4,400      4,370
                                          ------     ------     ------
NON-INTEREST EXPENSE:
 Salaries and wages                        5,962      5,529      5,392
 Pension and other employee benefits       1,577      1,415      1,315
 Equipment expenses                          664        629        534
 Occupancy expense - net                   1,043      1,044        954
 State franchise tax                         509        407        581
 Marketing                                   386        422        423
 Intangible amortization                     602        581        631
 Other non-interest expenses               3,147      3,042      2,820
                                          ------     ------     ------
     TOTAL NON-INTEREST EXPENSE           13,890     13,069     12,650
                                          ------     ------     ------
     INCOME BEFORE INCOME TAXES            8,507      7,331      7,898

PROVISION FOR INCOME TAXES                 2,440      2,091      2,323
                                          ------     ------     ------
     NET INCOME                          $ 6,067      5,240    $ 5,575
                                          ======     ======     ======

Basic earnings per common share          $  3.43       2.95       3.14
                                          ======     ======     ======
Weighted average shares
 outstanding (000's)                       1,769      1,776      1,776
                                          ======     ======     ======

The accompanying notes to financial statements are an integral part of these statements.

                               LCNB Corp. and Subsidiaries
                      Consolidated Statements of Shareholders' Equity
                        For the three years ended December 31, 2001
                             (000s, except per share amounts)
                                                                 Accumulated
                                                                    Other          Total
                            Common           Retained  Treasury  Comprehensive  Shareholders'  Comprehensive
                            Shares  Surplus  Earnings   Shares      Income         Equity          Income

Balance January 1, 1999    $10,560   11,016    20,113                 646         42,335

Net income                                      5,575                              5,575         $5,575

Treasury shares purchased
 and cancelled                         (463)                                        (463)

Net unrealized loss on
 available-for-sale securities
 (net of tax benefit of $995)                                      (1,931)        (1,931)        (1,931)

Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 taxes of $7)                                                         (13)           (13)           (13)
                                                                                                  -----
Total comprehensive income                                                                        3,631
                                                                                                  =====
Cash dividends declared-
 $1.60 per share                               (2,816)                            (2,816)
                            ------   ------    ------    -----      -----         ------
Balance December 31, 1999   10,560   10,553    22,872              (1,298)        42,687

Net income                                      5,240                              5,240          5,240

Net unrealized gain on
 available-for-sale securities
 (net of taxes of $817)                                             1,587          1,587          1,587



Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 tax benefit of $4)                                                    (8)            (8)            (8)
                                                                                                  -----
Total comprehensive income                                                                        6,819
                                                                                                 ======
Cash dividends declared
 $1.80 per share                               (3,196)                            (3,196)
                            ------   ------    ------    ----      ------         ------
Balance December 31, 2000   10,560   10,553    24,916                 281         46,310

Net income                                      6,067                              6,067          6,067

Net unrealized gain on
 available-for-sale securities
 (net of taxes of $478)                                               928            928            928

Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 tax benefit of $7)                                                   (13)           (13)           (13)
                                                                                                  -----
Total comprehensive income                                                                      $ 6,982
                                                                                                  =====
Treasury shares purchased                                 (516)                     (516)

Cash dividends declared-
 $1.85 per share                               (3,269)                            (3,269)
                            ------   ------    -------    ----     ------         ------
Balance December 31, 2001  $10,560   10,553    27,714     (516)     1,196         49,507
                           ======   ======    ======    =====     ======         ======


The accompanying notes to financial statements are an integral part of these statements.

                           LCNB Corp. and Subsidiaries
                     Consolidated Statements of Cash Flows
                         For the years ended December 31
                                   ($000s)
                                                      2001     2000     1999
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                        $ 6,067    5,240    5,575
 Adjustments to reconcile net income
   to net cash provided by operating activities-
  Depreciation, amortization and accretion           2,259    1,997    1,893
  Provision for loan losses                            237      197      208
  Deferred income tax benefit                          (64)     (70)     (87)
  Realized gains on sales of securities
   available for sale                                  (17)     (12)     (20)
  Origination of mortgage loans for sale           (13,395)       -   (2,441)
  Proceeds from sales of mortgage loans             13,462        -    2,443
  (Increase) decrease in income receivable              88      223     (346)
  Increase (decrease) in other liabilities             290      157     (329)
                                                    ------   ------   ------
      TOTAL ADJUSTMENTS                              2,860    2,492    1,321
                                                    ------   ------   ------
    NET CASH PROVIDED BY OPERATING ACTIVITIES        8,927    7,732    6,896
                                                    ------   ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Net decrease in interest-bearing deposits
  in banks                                               -    5,492        -
 Proceeds from sales of securities available
  for sale                                          13,609    5,852   12,776
 Proceeds from maturities of securities
  available for sale                                15,916   28,899   45,603
 Purchases of securities available for sale        (44,544) (10,224) (43,705)
 Purchases of Federal Home Loam Bank stock            (252)  (1,741)       -
 Net decrease (increase) in loans                    2,599  (43,666) (20,869)
 Purchases of premises and equipment                (2,215)  (3,067)    (607)
 Proceeds from sales of premises and equipment         187        -        -
                                                    ------   ------   ------
    NET CASH USED IN INVESTING ACTIVITIES          (14,698) (18,455)  (6,802)
                                                    ------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in deposits                             19,986    3,216    4,563
 Net change in short-term borrowings                  (406)  (1,175)   1,520
 Proceeds from long-term debt                        6,000    6,000        -
 Principal payments on long-term debt                  (50)       -        -
 Cash dividends paid                                (3,269)  (3,196)  (2,816)

 Purchases of treasury shares                         (516)       -        -
                                                    ------   ------   ------
    NET CASH PROVIDED BY FINANCING
     ACTIVITIES                                     21,745    4,845    3,267
                                                    ------   ------   ------
    NET CHANGE IN CASH AND CASH EQUIVALENTS         15,974   (5,878)   3,361

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      18,262   24,140   20,779
                                                    ------   ------   ------
CASH AND CASH EQUIVALENTS AT END OF YEAR           $34,236   18,262   24,140
                                                    ======   ======   ======


SUPPLEMENTAL CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
 Interest                                          $14,585   15,778   13,180
 Income taxes                                        2,562    1,877    2,706
Non-cash transfer of securities from held-to-
 maturity to available-for-sale classification
 common shares of Dakin                                  -        -   42,768
Purchased in exchange for note payable                   -        -      448



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

The Bank was founded in 1877 and provides full banking services, including trust services, to customers primarily in the southwestern Ohio area of Warren, Hamilton, Clermont, Clinton and Butler counties. Dakin is an independent insurance agency founded in 1876 and offers a wide range of insurance products for businesses and individuals in the Banks primary market area.

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

LOANS AND ALLOWANCE FOR LOAN LOSSES-
Loans are stated at the principal amount outstanding, net of unearned income, deferred origination fees and costs, and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on impaired loans is discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. Subsequent cash receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded once principal recovery is reasonably assured. The current years accrued interest on loans placed on nonaccrual status is charged against earnings. Previous years accrued interest is charged against the allowance for loan losses.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of loan yields. These amounts are being amortized over the lives of the related loans.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Loans are considered impaired when management believes, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured by the present value of expected future cash flows using the loans effective interest rate. Impaired collateral-dependent loans may be measured based on collateral value. Smaller-balance homogenous loans, including residential mortgage and consumer installment loans, are collectively evaluated for impairment.

PREMISES AND EQUIPMENT-
Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed currently.

INTANGIBLE ASSETS-
Intangible assets representing the excess of the costs of acquired operations over the fair value of net tangible assets acquired are being amortized using the straight-line method over ten years. The Company periodically reviews intangible assets for possible impairment.

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

EARNINGS PER SHARE-
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. The Companys capital structure includes no potential for dilution. There are no warrants, options or other arrangements that would increase the number of shares outstanding.

RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES-
The Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, on July 20, 2001.

SFAS No. 141 provides that all business combinations shall be accounted for using the purchase method of accounting; the use of the pooling-of-interests method is now prohibited. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 or to all business combinations accounted for by the purchase method that are completed after June 30, 2001. The Company has not been involved in any recent business combination discussions.

SFAS No. 142 provides that goodwill shall not be amortized but should be tested for impairment on an annual basis, using criteria prescribed in the statement. If the carrying amount of goodwill exceeds its implied fair value, as recalculated, an impairment loss equal to the excess shall be recognized. Recognized intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (superseded by SFAS No. 144, see discussion which follows). SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001.

The Companys intangible assets at December 31, 2001 are classified as intangible assets other than goodwill. Approximately $3.6 million of the intangibles recorded on the consolidated balance sheet at December 31, 2001 represents the remaining unamortized intangible related to the Companys 1997 acquisition of three branch offices from another bank. The intangible is being amortized over ten years in accordance with SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, which was not superseded by SFAS No. 142. During December 2001, the FASB announced it will undertake a limited-scope project to reconsider part of the guidance in SFAS No. 72. Issuance of a final statement is not expected until the fourth quarter of 2002.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was issued by the FASB on October 3, 2001 and is effective for fiscal years beginning after December 15, 2001. This statement effectively supersedes SFAS No. 121 and Accounting Principles Board (APB) Opinion No. 30 and requires that long-lived assets, including discontinued operations, that are to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. The statement also resolves certain implementation issued regarding SFAS
No. 121. This statement is not expected to have a material impact on the Companys statements of financial condition or results of operations.


NOTE 2 - ACQUISTION

In April 2000, Dakin was acquired and became a wholly-owned subsidiary of LCNB Corp. Under the terms of the agreement, Dakin shareholders received 15,942 shares of LCNB Corp. common stock in a private offering. The transaction qualifies as a tax-free reorganization and has been accounted for using the pooling of interests method of accounting.


NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated market value of available-for-sale investment securities at December 31 are summarized as follows ($000s):

                                                      2001
                                   -----------------------------------------
                                   Amortized   Unrealized Unrealized  Market
                                     Cost        Gains      Losses     Value
                                     ----        -----      ------     -----
        U.S. Treasury notes         $ 1,996          48          -     2,044
        U.S. Agency notes            36,033         388         93    36,328
        U.S. Agency mortgage-
         backed securities            9,432         139          1     9,570
        Municipal securities:
          Non-taxable                40,943       1,230         70    42,103
          Taxable                     8,395         199         29     8,565
                                     ------       -----        ---    ------
                                    $96,799       2,004        193    98,610
                                     ======       =====        ===    ======

                                    -13-


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
                                     ======         ===        ===    ======

Contractual maturities of debt securities at December 31, 2001 were as follows ($000s).  Actual maturities may differ from contractual maturities when borrowers have the right to call or prepay obligations.
                                               Amortized      Market
                                                  Cost        Value
          Due within one year                   $11,351       11,464
          Due from one to five years             51,473       52,196
          Due from five to ten years             16,067       16,369
          Due after ten years                     8,476        9,011
                                                 ------       ------
                                                 87,367       89,040
          U.S. Agency mortgage-
            backed securities                     9,432        9,570
                                                 ------       ------
                                                $96,799       98,610
                                                 ======       ======

Gross gains realized on sales of securities available for sale were $46,000, $31,000, and $26,000 for 2001, 2000 and 1999, respectively. Realized losses during 2001, 2000 and 1999 amounted to $29,000, $19,000 and $6,000, respectively.

Investment securities with a market value of $51,785,000 and $56,116,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - LOANS

Major classifications of loans at December 31 are as follows ($000's):
                                                  2001         2000
         Commercial and industrial             $ 40,486       36,449
         Commercial, secured by real estate      72,477       59,043
         Residential real estate                165,710      185,013
         Consumer, excluding credit card         41,006       40,860
         Agricultural                             2,020        2,238
         Credit card                              2,658        3,049
         Other loans                                112          863
         Lease financing                          2,088        2,219
                                                -------      -------
                                                326,557      329,734
          Deferred net origination costs             608          705
                                                 -------      -------
                                                 327,165     330,439
          Allowance for loan losses               (2,000)      (2,000)
                                                 -------      -------
            Loans-net                           $325,165      328,439
                                                 =======      =======

Mortgage loans sold to and serviced for the Federal Home Loan Mortgage Corporation are not included in the accompanying balance sheets. The unpaid principal balances of those loans at December 31, 2001, 2000 and 1999 were $23,734,000, $14,046,000, and $15,379,000 respectively.

Changes in the allowance for loan losses were as follows ($000's):
                                                   2001     2000    1999
         BALANCE-BEGINNING OF YEAR               $2,000    2,000   2,000
         Provision for loan losses                  237      197     208
         Charge offs                               (277)    (255)   (272)
         Recoveries                                  40       58      64
                                                  -----    -----   -----
         BALANCE-END OF YEAR                     $2,000    2,000   2,000
                                                  =====    =====   =====

There were no nonaccrual loans at December 31, 2001 or 2000. Interest income that would have been recorded in 2001, 2000 and 1999 if loans on nonaccrual status at various times during the respective years had been current and in accordance with their original terms, was not material. At December 31, 2001 and 2000, the recorded investment in loans for which impairment has been recognized in accordance with SFAS Statement No. 114 was not material.
The Bank is not committed to lend additional funds to debtors whose loans have been modified to provide a reduction or deferral of principal or interest because of a deterioration in the financial position of the borrower.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows ($000's):
                                                   2001     2000
         Land                                   $ 2,251    1,876
         Buildings                                9,830    9,365
         Equipment                                8,763    7,938
                                                 ------   ------
           Total                                 20,844   19,179
         Less-Accumulated depreciation            9,216    8,677
                                                 ------   ------
         Premises and Equipment-Net             $11,628   10,502
                                                 ======   ======

Depreciation charged to income was $898,000 in 2001, $796,000 in 2000 and $688,000 in 1999.

Some of the Banks branches, telephone equipment, and other equipment are leased under agreements expiring at various dates through 2049. These leases are accounted for as operating leases. At December 31, 2001, required minimum annual rentals due in the future on noncancelable leases having terms in excess of one year aggregated $2,125,000. Minimum annual rentals for each of the years 2002 through 2006 are $230,000, $186,000, $96,000, $57,000 and
$45,000, respectively. Rental expense for all leased branches and equipment amounted to $294,000 in 2001, $263,000 in 2000 and $238,000 in 1999.


NOTE 6 - DEPOSIT LIABILITIES

Contractual maturities of certificates of deposit at December 31 were as follows ($000s):
                                  Certificates    All other
                                 over $100,000   Certificates     Total
            2002                    $24,397         61,076        85,473
            2003                      4,019         17,446        21,465
            2004                      6,050         13,926        19,976
            2005                      3,250         10,622        13,872
            2006                      1,410          2,756         4,166
            Thereafter                    -            289           289
                                     ------        -------       -------
                                    $39,126        106,115       145,241
                                     ======        =======       =======

NOTE 7 - EMPLOYEE BENEFITS

The Bank's noncontributory defined benefit retirement plan covers all regular full-time employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years. Pension costs are funded based on the Plans actuarial cost method and are limited to amounts currently deductible for federal income tax purposes.

The components of net periodic pension cost are summarized as follows ($000's):
                                                        2001   2000   1999
   Service cost                                         $566    423    378
   Interest cost                                         212    205    182
   Expected return on Plan assets                       (164)  (192)  (161)
   Amortization of unrecognized transition obligation     17     17     17
   Recognized net actuarial loss (gain)                  (52)    55    (13)
                                                         ---    ---    ---
   Net periodic pension cost                            $579    508    403
                                                         ===    ===    ===

A summary of the Plans prepaid benefit cost, included in Other Assets on the balance sheets, and the Plans funded status at December 31 follows ($000s):
                                                             2001       2000
   Change in projected benefit obligations
   ---------------------------------------
   Projected benefit obligation at beginning of year      $3,854       3,786
   Service cost                                              566         423
   Interest cost                                             212         205
   Actuarial (gains) loss                                    163        (437)
   Benefits paid                                             (10)       (123)
                                                           -----       -----
   Projected benefit obligation at end of year             4,785       3,854
                                                           -----       -----
   Change in plan assets
   ---------------------
   Fair value of plan assets at beginning of year          4,030       3,466
   Actual return on plan assets                              164         140
   Employer contribution                                     598         546
   Benefits paid                                             (10)       (123)
                                                           -----       -----
   Fair value of plan assets at end of year                4,782       4,029
                                                           -----       -----
   Funded status                                              (3)        175
   Unrecognized net actuarial loss                           840         625
   Unrecognized transition obligatio                          10          27
                                                           -----       -----
   Prepaid benefit cost                                   $  847         827
                                                           =====       =====

The Plans assets are exclusively certificates of deposit with the Bank.  In determining the actuarial present value of the projected benefit obligation, the following assumptions were used:
                                                            2001       2000
   Assumed discount rate                                    5.50%      5.50%
   Expected long-term rate of return on Plan assets         5.50%      5.50%
   Rate of increase in future compensation levels           4.00%      4.00%

The Bank has a benefit plan which permits eligible officers to defer a portion of their compensation. The deferred compensation balance, which accrues interest at 8% annually, is distributable in cash after retirement or termination of employment. The amount of such deferred compensation at December 31, 2001 and 2000 was $434,000 and $401,000, respectively.

The Bank also has a supplemental income plan which provides a covered employee an amount based on a percentage of average compensation, payable annually for ten years upon retirement. The projected benefit obligation included in other liabilities for this supplemental income plan at December 31, 2001 and 2000 is $110,000 and $90,000, respectively. The discount rate used to determine the present value of the obligation was 6.5% in 2001 and 2000. The service cost associated with this plan in each of the three years 2001, 2000, and 1999 was approximately $16,000. Interest costs were not material. Both of these plans are nonqualified and unfunded. Participation in each plan is limited to a select group of management.


NOTE 8 - LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt consists of the following at December 31 (000s):
                                                             2001      2000
   Federal Home Loan Bank notes                           $12,000     6,000
   Note payable to former shareholder of Dakin                306       356
                                                           ------     -----
       Total                                              $12,306     6,356
                                                           ======     =====

Maturities of long-term debt in the years ending December 31 are as follows:
                     2002                  $2,053
                     2003                   2,056
                     2004                   4,060
                     2005                   2,064
                     2006                   2,067

The Federal Home Loan Bank borrowings consist of six notes with two, three, four and five-year maturities and have a weighted average interest rate of 6.10%. Interest on the notes is fixed and payable monthly. The notes are collateralized by a blanket pledge of 1-4 family residential mortgage loans.

The note payable matures in 2007. Payments are due monthly at a nominal interest rate of 6%.

At December 31, 2001 and 2000, accrued interest and other liabilities include U.S. Treasury demand note borrowings of approximately $693,000 and $1,099,000, respectively.


NOTE 9 - INCOME TAXES

The provision for federal income taxes consists of ($000's):

                                                   2001      2000      1999
   Income taxes currently payable                $2,528     2,161     2,410
                                                  -----     -----     -----
   Deferred income taxes resulting from
     temporary differences-
       Loan origination fees-net                    (25)      (19)      (33)
       Pension and deferred compensation            (17)      (11)      (16)
       Depreciation and amortization                (46)      (40)      (38)
                                                  -----     -----     -----
         Total deferred income tax benefit          (88)      (70)      (87)
                                                   -----    -----     -----
   Provision for income taxes                     $2,440    2,091     2,323
                                                   =====    =====     =====

A reconciliation between the statutory income tax rate and the Bank's effective tax rate follows:

                                                  2001        2000      1999

   Statutory tax rate                             34.0%       34.0%     34.0%
   Increase (decrease) resulting from-
     Tax exempt interest                          (5.4)       (6.5)     (4.6)
     Other-net                                      .1         1.0         -
                                                  ----        ----      ----
       Effective tax rate                         28.7%       28.5%     29.4%
                                                  ====        ====      ====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Bank has not recorded a valuation reserve related to deferred tax assets.  Deferred tax assets and liabilities at December 31 consist of the following ($000's):
                                                             2001       2000
   Deferred tax assets:
    Allowance for loan losses                             $   522        522
    Amortization of intangibles                               258        202
                                                            -----        ---
                                                              780        724
                                                            -----        ---
   Deferred tax liabilities:
    Depreciation of premises and equipment                   (197)      (187)
    Unrealized gains on securities available-for-sale        (616)      (113)
    Deferred loan fees                                        (91)      (117)
    Pension and deferred compensation                        (109)      (125)
                                                            -----        ---
                                                           (1,013)      (542)
                                                            -----        ---
        Net deferred tax asset (liability(                $  (233)       182
                                                            =====        ===


NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Banks exposure to credit loss n the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of those instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent off-balance-sheet credit risk at December 31 were as follows (000s):

                                                         2001         2000
       Commitments to extend credit                    $56,738       55,034
       Standby letters of credit                         6,410        5,768

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At
December 31, 2001 and 2000, outstanding guarantees of $1,520,000 and $768,000, respectively, were issued to developers and contractors. These guarantees generally expire within one year and are fully secured. In addition, the Bank has an approximate $5 million participation at December 31, 2001 and 2000 in a letter of credit securing payment of principal and interest on a bond issue. This letter of credit will expire July 15, 2005, and is secured by an assignment of rents and the underlying real property.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable; inventory; property, plant and equipment; residential realty; and income-producing commercial properties.

The Company entered into a contract in 2001 to purchase certain computer hardware and software in 2002, approximating $1.1 million.

The Company and its subsidiaries are parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated financial position or results of operations.


NOTE 11 - RELATED PARTY TRANSACTIONS
The Bank has entered into related party transactions with various directors and executive officers. Such transactions originate in the normal course of the Bank's operations as a depository and lending institution and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated customers. Management believes these loans do not involve more than a normal risk of collectibility or present other unfavorable features. At
December 31, 2001 and 2000, certain executive officers, directors and associates of such persons were indebted to the Bank directly or as guarantors in the aggregate amount of $3,169,000 and $3,000,000, respectively. During 2001, $764,000 in new loans were made, repayments totaled $685,000, and there was a net increase of $90,000 due primarily to the retirement of two directors and the addition of two new directors in 2000.

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments as of
December 31, were as follows ($000s):
                                              2001               2000
                                       -----------------  -----------------
                                      Carrying     Fair    Carrying     Fair
                                       Amount     Value     Amount     Value
  FINANCIAL ASSETS:
    Cash and cash equivalents        $ 34,236    34,236     18,262   18,262
    Federal Reserve Bank and
     Federal Home Loan Bank stock       2,772     2,772      2,388    2,388
    Securities available-for-sale      98,610    98,610     82,506   82,506
    Loans, net                        325,165   328,131    328,439  317,299
  FINANCIAL LIABILITIES:
    Deposits                          414,772   418,700    394,786  393,798
    Short-term borrowings                 693       693      1,099    1,099
    Long-term debt                     12,306    12,693      6,356    6,652

The fair value of off-balance-sheet financial instruments at December 31, 2001 and 2000 was not material.

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


NOTE 13 - REGULATORY MATTERS


The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank. In 2001 and 2000, the Bank was required to maintain average reserve balances of $4,849,000 and $8,356,000, respectively.

Banks and holding companies must meet certain minimum capital requirements set by federal banking agencies.  The minimum regulatory capital ratios are
8% for total risk-based, 4% for Tier 1 risk-based, and 4% for leverage.  For various regulatory purposes, institutions are classified into categories based upon capital adequacy.  The highest well-capitalized category requires capital ratios of at least 10% for total risk-based, 6% for Tier 1 risk-based, and 5% for leverage.  As of the most recent notification from their regulators, the Holding Company and Bank were categorized as well-
capitalized under the regulatory framework for prompt corrective action.
A summary of the regulatory capital of the Holding Company and Bank at
December 31 follows ($000s):
                                                2001               2000
                                          ----------------------------------
                                            Holding           Holding
                                            Company   Bank    Company  Bank
  Regulatory Capital:
    Shareholders equity                    $49,507   42,165   46,310  41,245
    Goodwill and other intangibles          (3,729)  (3,585)  (4,210) (4,157)
    Net unrealized securities
     losses (gains)                         (1,196)  (1,071)    (281)   (219)
                                            ------   ------   ------  ------
      Tier 1 risk-based capital             44,582   37,509   41,819  36,869

    Eligible allowance for loan losses       2,000    2,000    2,000   2,000
                                            ------   ------   ------  ------
       Total risk-based capital            $46,582   39,509   43,819  38,869
                                            ======   ======   ======  ======
  Capital Ratios:
    Total risk-based                        15.40%    13.24%   14.88%  13.30%
    Tier 1 risk-based                       14.74%    12.57%   14.20%  12.62%
    Tier 1 leverage                          9.46%     8.06%    9.22%   8.21%

The principal source of income and funds for LCNB Corp. is dividends paid by the Bank subsidiary. The payment of dividends is subject to restriction by regulatory authorities. For 2002, the restrictions generally limit dividends to the aggregate of net income for the year 2002 plus the retained net earnings for 2001 and 2000. In addition, dividend payments may not reduce capital levels below minimum regulatory guidelines. Accordingly, future dividends may require the prior approval of the Comptroller of the Currency.

NOTE 14 - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for LCNB Corp. parent company only follows
($000s):

  Condensed Balance Sheets
  December 31
                                                          2001      2000
  Assets:
   Cash on deposit with subsidiary                    $     91        48
   Corporate and municipal debt securities               7,141     5,029
   Investment in subsidiary                             42,195    41,139
   Other assets                                             80        94
                                                        ------    ------
       Total assets                                    $49,507    46,310
                                                        ======    ======

  Liabilities                                          $     -         -

  Shareholders' equity                                  49,507    46,310
                                                        ------    ------
  Total liabilities and shareholders'
   equity                                              $49,507    46,310
                                                        ======    ======

  Condensed Statements of Income
  Year ended December 31
                                               2001       2000      1999
  Income:
   Dividends from subsidiary                $ 5,676      3,197     7,936
   Interest                                     217        202         2
   Gain on sale of investment securities          -          7         -
                                             ------      -----     -----
  Total income                                5,893      3,406     7,938
                                             ------      -----     -----

  Total expense                                  45         40        14
                                              -----      -----     -----
  Income before income tax benefit and
   equity in undistributed income of
   subsidiary                                 5,848      3,366     7,924
  Income tax benefit                             15         10         3
  Equity in undistributed income (excess
   dividends) of subsidiary                     204      1,864    (2,352)
                                              -----      -----     -----
  Net income                                 $6,067      5,240     5,575
                                              =====      =====     =====

                                    -24-


  Condensed Statements of Cash Flows
  Year ended December 31
                                               2001       2000      1999
  Cash flows from operating activities:
   Net income                               $ 6,067     $5,240     5,575
   Adjustments for non-cash items -
   Equity in undistributed (income) excess
    dividends of subsidiary                    (204)    (1,864)    2,352
   Other, net                                    44         59       (97)
                                             ------      -----     -----
  Net cash provided by operating activities   5,907      3,435     7,830
                                             ------      -----     -----
  Cash flows from investing activities:
   Capital contribution to subsidiary             -       (185)        -
   Purchases of securities available for
    Sale                                     (2,379)    (2,143)   (4,997)
   Proceeds from sales of securities
    Available for sale                          300        773         -
   Proceeds from maturities of securities
    available for sale                            -      1,347         -
                                             ------      -----     -----
  Cash flow used in investing activities     (2,079)      (208)   (4,997)
                                             ------      -----     -----
  Cash flows from financing activities:
   Treasury shares purchased                   (516)         -         -
   Cash dividends paid                       (3,269)    (3,196)   (2,816)
                                             ------      -----     -----
  Cash flow used in financing activities     (3,785)    (3,196)   (2,816)

  Net change in cash                             43         31        17
  Cash at beginning of year                      48         17         -
                                              -----      -----     -----
  Cash at end of year                        $   91         48        17
                                              =====      =====     =====



                                    -25-