Form 10-K, Exhibit 13
period 2002-12-31
LCNB CORP
filed 2003-03-06
CIK 1074902

EXHIBIT 13

                    LCNB Corp. 2002 Annual Report


President's Letter to Shareholders  (pages 2 - 3 of Annual Report):
----------------------------------

Dear Shareholder,

The theme of this year's annual report is "Personal Service Powered by Technology". Through these five words we hope to highlight our major strengths. Strengths that conveniently provide our customers with the financial services they want and need in today's fast paced world.

To use a modern day phrase, "you're connected". First and foremost, you are connected to the people of LCNB. People who care, people who answer the phone in person (no 'push one, push two'), people who greet you when you walk into any of our 18 offices. These are the same people who efficiently take care of your transactions, answer your questions, or quickly get you to the right expert within our organization depending on your financial need.

While this style of personal service has been the cornerstone of LCNB for 126 years, in today's world this is not enough. Today, "you're connected" must also mean the technologies available to allow you to be connected to your financial institution in a variety of ways from anywhere and at anytime.

The competitive advantage we offer is not just great personal service or the very best and latest in technology, but the unique combination of both.

When you are unable to come to the bank, we come to you. "You're connected" through our worldwide VISA ATM network; BankLine, our automated telephone banking system; and through LCNB On-Line, our PC banking option. You can even bank with us when you are not actively participating in the transaction with direct deposit, DirectLink ACH origination, payroll services or bill pay. Banking with LCNB today is truly a 24-hours a day, 7 days a week, service connection.

We also use the very latest in technology to provide you detailed statements with images of your checks and deposits (Advantage Statement). By mid-year 2003 we will add delivery capabilities that will allow these statements to be sent with images directly to your computer through email. For our business customers we will add a CD ROM option that will not only provide images of checks and deposit slips, but also images of all deposited items whether or not they are drawn on us.

During 2002, we continued to invest in people, products and technologies. You responded by continuing to use our services, by expanding your business with us, and by providing us with another great year financially.

Net income for 2002 was a record $6.5 million representing a 1.32% return on average assets and a 13.00% return on average shareholders' equity. Earnings per share were $3.79, a 10.50% or $0.36 per share increase from 2001. Total assets increased to a record $506.7 million from $480.4 million one year ago, an increase of $26.3 million or 5.48%. Total capital, or shareholders' equity, at December 31, 2002 is a record $51.9 million having increased 4.89% from December 31, 2001. Due to these excellent results, the Board of Directors increased the dividend paid to shareholders for the 17th consecutive year. The total dividend paid during 2002 was $2.025 per share, up from the $1.85 paid in 2001. I direct your attention to the graphs included in this report. These graphs display key statistical information highlighting LCNB's performance for the last five years.

It was gratifying to see continued strong deposit growth during 2002. Total deposits of $442.2 million at December 31, 2002, represent an increase of $27.4 million or 6.62% from December 31, 2001. Our loan totals decreased by $2.3 million during 2002. Loan growth continued to be negatively affected by refinancing activity on residential mortgage loans and the sale of a large majority of fixed rate residential loans originated during 2002. Approximately $20.9 million of residential real estate loans were sold to FHLMC during 2002. We began selling the loans after determining that current, historically low market rates for residential loans were not profitable in the long run. Offsetting the decline in residential loans was a $4.3 million increase in the commercial loan portfolio and a $13.8 million increase in consumer lending. This continued shift away from long-term fixed rate mortgage loans reduced our future interest rate risk. Our asset quality remained high with a low delinquency rate of 0.61% and no non-accrual loans at year-end.

Additional statistical data and information on our financial performance for 2002 are available in the Management Discussion and Analysis (MD&A) document. The MD&A document is enclosed with the initial mailing of this Annual Report to shareholders and is also available in the LCNB Corp. Form 10-K report. This report, filed annually with the Securities and Exchange Commission, is available upon request or from the Internet. Refer to the inside front cover of this report for options to obtain this SEC document.

In keeping with our Powered by Technology theme, 2002 was a very busy year. Our technology committee and various conversion teams successfully took us through five conversions, updating both systems and software. We updated our telecommunications, improving quality and reducing cost. We converted from MAC directly to VISA, eliminating an unnecessary middleman in order to provide you with world class ATM service. Our largest conversion was a change in our core processing system to Jack Henry's "Silverlake". The Silverlake software is the very latest, state-of-the-art, financial product delivery system. We closed out the conversions by updating our "BankLine" automated telephone banking system followed by moving to LCNB On-Line for PC banking and bill pay. Our 2002 investment in technology will pay great dividends for many years to come.

The Trust Department, in cooperation with Dakin Insurance, our insurance subsidiary, developed and launched our securities brokerage unit. This new venture is in partnership with Uvest, a national brokerage firm. This new unit adds significantly to the investment products we can offer you, our customer, and solidifies our claim to be a one-stop financial services company.

Dakin Insurance continued to grow and to position itself for the future. In September, Dakin purchased substantially all of the insurance renewal rights and client list of an insurance agency in Dayton, Ohio. It has successfully integrated the client base into our Lebanon service center. This purchase increased both commission dollars and the number of insurance companies we represent. The most significant result of this acquisition was to greatly increase our premium volume with a major underwriter. Besides representing various specialty underwriters, we now have the volume and, thus, the clout with three of the regions' primary insurance providers. This allows us to obtain the very best in prices, coverage and service for our customers.

All of this was accomplished as a direct result of the hard work and dedication of our 251 LCNB and Dakin employees. Our employees, honoring the traditions of the past, building for the future and taking care of our customers one at a time, day in and day out, are what make our success possible.

I trust that we have properly conveyed our readiness for and our dedication to the future. We want to continue to be your partner in the growth and prosperity of our region. We recommit ourselves to providing the necessary financial stability and dependability that will make that future growth and prosperity possible.

The Annual Meeting for LCNB Corp. will be April 15, 2003 at 10:00 a.m. at our Main Office, 2 North Broadway in Lebanon, Ohio. Proxy material is included with this mailing. Please review, sign and return the proxy in the envelope provided. We would be pleased to have you attend the meeting in person. Thank you for your continued support.


Stephen P. Wilson
President & CEO

Financial Statements and Supplementary Data (pages 15-24 of Annual Report)
-------------------------------------------

                        INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders
LCNB Corp. and subsidiaries
Lebanon, Ohio


We have audited the accompanying consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCNB Corp. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.





                                        /s/J.D. Cloud & Co. L.L.P.
                                        -----------------------------
                                        Certified Public Accountants


Cincinnati, Ohio
January 24, 2003

                             LCNB CORP. AND SUBSDIARIES
                            CONSOLIDATED BALANCE SHEETS
                                  At December 31
                                     ($000's)
                                                     2002          2001
ASSETS:
 Cash and due from banks                          $ 13,679        14,286
 Federal funds sold                                 11,925        19,950
                                                   -------       -------
   Total cash and cash equivalents                  25,604        34,236

 Securities available for sale, at market value    136,178        98,610
 Federal Reserve Bank and Federal Home
  Loan Bank stock, at cost                           2,871         2,772
 Loans, net                                        322,832       325,165
 Premises and equipment, net                        11,688        11,628
 Intangibles                                         3,121         3,729
 Other assets                                        4,457         4,295
                                                   -------       -------
     TOTAL ASSETS                                 $506,751       480,435
                                                   =======       =======
LIABILITIES:
 Deposits-
  Noninterest-bearing                             $ 58,921        59,137
  Interest-bearing                                 383,299       355,635
                                                   -------       -------
    Total deposits                                 442,220       414,772
 Long-term debt                                      6,253        12,306
 Accrued interest and other liabilities              6,348         3,850
                                                   -------       -------
     TOTAL LIABILITIES                             454,821       430,928
                                                   -------       -------

SHAREHOLDERS' EQUITY:
 Common shares, no par value, authorized
  4,000,000 shares; 1,775,942 shares issued         10,560        10,560
 Surplus                                            10,553        10,553
 Retained earnings                                  30,768        27,714
 Treasury shares at cost, 54,917 and 12,997
  shares at December 31, 2002 and 2001,
  respectively                                      (2,193)         (516)
 Accumulated other comprehensive income
  net of taxes                                       2,242         1,196
                                                   -------       -------
     TOTAL SHAREHOLDERS' EQUITY                     51,930        49,507
                                                   -------       -------

     TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                        $506,751       480,435
                                                   =======       =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                LCNB CORP. AND SUBSIDIARIES
                             CONSOLIDATED STATEMENTS OF INCOME
                             For the years ended December 31
                            ($000's, except per share amounts)
                                           2002       2001       2000
INTEREST INCOME:
 Interest and fees on loans              $24,792     27,266     26,233
 Dividends on Federal Reserve Bank
  and Federal Home Loan Bank stock           139        171         70
 Interest on investment securities-
  Taxable                                  3,068      2,601      3,542
  Non-taxable                              1,825      1,459      1,606
 Other short-term investments                339        667        700
                                          ------     ------     ------
     TOTAL INTEREST INCOME                30,163     32,164     32,151
                                          ------     ------     ------
INTEREST EXPENSE:
 Interest on deposits                     10,102     13,737     15,569
 Interest on short-term borrowings            13         33         83
 Interest on long-term borrowings            555        570        270
                                          ------     ------     ------
     TOTAL INTEREST EXPENSE               10,670     14,340     15,922
                                          ------     ------     ------
     NET INTEREST INCOME                  19,493     17,824     16,229
PROVISION FOR LOAN LOSSES                    348        237        197
                                          ------     ------     ------
     NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES           19,145     17,587     16,032
                                          ------     ------     ------
NON-INTEREST INCOME:
 Trust income                              1,145      1,115      1,365
 Service charges and fees                  2,521      2,327      2,087
 Net gain on sales of securities             429         17         12
 Insurance agency income                   1,164      1,108        811
 Other operating income                      364        275        125
                                          ------     ------     ------
     TOTAL NON-INTEREST INCOME             5,623      4,842      4,400
                                          ------     ------     ------
NON-INTEREST EXPENSE:
 Salaries and wages                        6,531      5,962      5,529
 Pension and other employee benefits       1,702      1,577      1,415
 Equipment expenses                          877        664        629
 Occupancy expense - net                   1,029      1,043      1,044
 State franchise tax                         529        509        407
 Marketing                                   394        386        422
 Intangible amortization                     608        602        581
 ATM expense                                 412        349        290
 Other non-interest expense                3,623      2,830      2,784
                                          ------     ------     ------
     TOTAL NON-INTEREST EXPENSE           15,705     13,922     13,101
                                          ------     ------     ------
     INCOME BEFORE INCOME TAXES            9,063      8,507      7,331
PROVISION FOR INCOME TAXES                 2,523      2,440      2,091
                                          ------     ------     ------
     NET INCOME                          $ 6,540      6,067    $ 5,240
                                          ======     ======     ======

Basic earnings per common share          $  3.79       3.43       2.95
                                          ======     ======     ======
Weighted average shares
 outstanding (000's)                       1,724      1,769      1,776
                                          ======     ======     ======



The accompanying notes to consolidated financial statements are an integral part of these statements.

                               LCNB CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             For the years ended December 31,
                             (000's, except per share amounts)
                                                                 Accumulated
                                                                    Other          Total
                            Common           Retained  Treasury  Comprehensive  Shareholders'  Comprehensive
                            Shares  Surplus  Earnings   Shares      Income         Equity          Income
                            ------  -------  --------   ------      ------         ------          ------

Balance January 1, 2000    $10,560   10,553    22,872              (1,298)        42,687

Net income                                      5,240                              5,240          5,240

Net unrealized gain on
 available-for-sale securities
 (net of taxes of $817)                                             1,587          1,587          1,587

Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 taxes of $4)                                                          (8)            (8)            (8)
                                                                                                  -----
Total comprehensive income                                                                        6,819
                                                                                                  =====
Cash dividends declared-
 $1.80 per share                               (3,196)                            (3,196)
                            ------   ------    ------   ------      -----         ------
Balance December 31, 2000   10,560   10,553    24,916                 281         46,310

Net income                                      6,067                              6,067          6,067

Net unrealized gain on
 available-for-sale securities
 (net of taxes of $478)                                               928            928            928




Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 taxes of $7)                                                         (13)           (13)           (13)
                                                                                                  -----
Total comprehensive income                                                                        6,982
                                                                                                 ======
Treasury shares purchased                                (516)                      (516)
Cash dividends declared-
 $1.85 per share                               (3,269)                            (3,269)
                            ------   ------    ------   -----       -----         ------
Balance December 31, 2001   10,560   10,553    27,714    (516)      1,196         49,507

Net income                                      6,540                              6,540          6,540

Net unrealized gain on
 available-for-sale securities
 (net of taxes of $685)                                             1,329          1,329          1,329

Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 taxes of $146)                                                      (283)          (283)          (283)
                                                                                                  -----
Total comprehensive income                                                                        7,586
                                                                                                  =====
Treasury shares purchased                               (1,677)                   (1,677)

Cash dividends declared-
 $2.025 per share                              (3,486)                            (3,486)
                            ------   ------    -------   -----      -----         ------
Balance December 31, 2002  $10,560   10,553    30,768   (2,193)     2,242         51,930
                            ======   ======    ======    =====      =====         ======


The accompanying notes to consolidated financial statements are an integral part of these statements.

                           LCNB CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         For the years ended December 31
                                   ($000's)
                                                      2002     2001     2000
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                        $ 6,540    6,067    5,240
 Adjustments to reconcile net income
   to net cash provided by operating activities-
  Depreciation, amortization and accretion           2,548    2,259    1,997
  Provision for loan losses                            348      237      197
  Deferred income tax benefit                          (63)     (64)     (70)
  Realized gains on sales of securities
   available for sale                                 (429)     (17)     (12)
  Origination of mortgage loans for sale           (20,852) (13,395)       -
  Proceeds from sales of mortgage loans             21,087   13,462        -
  (Increase) decrease in income receivable              98       88      223
  (Increase) decrease in other assets                 (595)    (259)     705
  Increase (decrease) in other liabilities            (308)     549     (548)
                                                    ------   ------   ------
      TOTAL ADJUSTMENTS                              1,834    2,860    2,492
                                                    ------   ------   ------
    NET CASH PROVIDED BY OPERATING ACTIVITIES        8,374    8,927    7,732
                                                    ------   ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Net decrease in interest-bearing deposits
  in banks                                               -        -    5,492
 Proceeds from sales of securities available
  for sale                                          25,739   13,609    5,852
 Proceeds from maturities of securities
  available for sale                                29,093   15,916   28,899
 Purchases of securities available for sale        (91,171) (44,544) (10,224)
 Purchases of Federal Home Loam Bank stock               -     (252)  (1,741)
 Net decrease (increase) in loans                    1,829    2,599  (43,666)
 Purchases of premises and equipment                (1,061)  (2,215)  (3,067)
 Proceeds from sales of premises and equipment           3      189        -
                                                    ------   ------   ------
    NET CASH USED IN INVESTING ACTIVITIES          (35,568) (14,698) (18,455)
                                                    ------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in deposits                             27,449   19,986    3,216
 Net change in short-term borrowings                 2,329     (406)  (1,175)
 Proceeds from issuance of long-term debt                -    6,000    6,000
 Principal payments on long-term debt               (6,053)     (50)       -
 Cash dividends paid                                (3,486)  (3,269)  (3,196)
 Purchases of treasury shares                       (1,677)    (516)       -
                                                    ------   ------   ------
    NET CASH PROVIDED BY FINANCING
     ACTIVITIES                                     18,562   21,745    4,845
                                                    ------   ------   ------
    NET CHANGE IN CASH AND CASH EQUIVALENTS         (8,632)  15,974   (5,878)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      34,236   18,262   24,140
                                                    ------   ------   ------
CASH AND CASH EQUIVALENTS AT END OF YEAR           $25,604   34,236   18,262
                                                    ======   ======   ======


SUPPLEMENTAL CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
 Interest                                          $10,968   14,585   15,778
 Income taxes                                        2,540    2,562    1,877




The accompanying notes to consolidated financial statements are an integral part of these statements.

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

LOANS AND ALLOWANCE FOR LOAN LOSSES-
Loans are stated at the principal amount outstanding, net of unearned income, deferred origination fees and costs, and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on loans is discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. Subsequent cash receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded once principal recovery is reasonably assured. The current year's accrued interest on loans placed on nonaccrual status is charged against earnings. Previous years' accrued interest is charged against the allowance for loan losses.

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

INTANGIBLE ASSETS-
Statement of Financial Accounting Standards (SFAS) No. 147, Acquisitions of Certain Financial Institutions, was issued on October 1, 2002. The Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, on July 20, 2001.
SFAS No. 147 amended certain provisions of SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institution, and SFAS No. 144, Accounting for Impairment or Disposal of Long-Level Assets. SFAS No. 147 requires that acquisitions of financial institutions be accounted for in accordance with SFAS No. 141, Business Combinations, if the acquisition meets the definition of a business combination. Any goodwill that results will be accounted for in accordance with the provisions of SFAS No. 142. If the acquisition does not meet the definition of a business combination, the cost of the assets acquired shall be allocated to the individual assets acquired and liabilities assumed based on their relative fair values and shall not give rise to goodwill. Existing unidentifiable intangible assets shall continue to be amortized unless the transaction in which the intangible asset arose meets the definition of a business combination. In addition, SFAS No. 147 requires that long-term customer-relationship intangible assets of financial institutions, such as depositor- and borrower-relationship intangible assets and credit-cardholder intangible assets, be subject to the same undiscounted cash flow recoverability tests and impairment loss recognition and measurement provisions that SFAS No. 144 requires for long-term tangible assets and other finite-lived intangible assets that are held and used.

The Company's intangible assets at December 31, 2002 primarily represent the unamortized intangible related to the Company's 1997 acquisition of three branch offices from another bank. Management does not believe its 1997 branch office acquisition meets the definition of a business combination and intends to continue amortizing the intangible over ten years, subject to periodic review for impairment in accordance with SFAS No. 144. At December 31, 2002, the carrying amount of this intangible was $3.1 million, net of accumulated amortization of $2.9 million.

MARKETING EXPENSE-
Marketing costs are expensed as incurred.

EMPLOYEE BENEFITS-
The Bank has a noncontributory pension plan covering full-time employees. The retirement plan cost is made up of several components that reflect different aspects of the Company's financial arrangements as well as the cost of benefits earned by employees. These components are determined using the projected unit credit actuarial cost method and are based on certain actuarial assumptions.

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

RECLASSIFICATIONS-
Certain prior period data presented in the financial statements has been reclassified to conform with the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS-
FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued on November 25, 2002. The Interpretation elaborates on existing disclosure requirements for most guarantees, including loan guarantees such as financial and performance standby letters of credit routinely issued by financial institutions. At the time a guarantor issues a guarantee, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. Normally, the fair value is assumed to be the fee the guarantor receives for issuing the guarantee. The initial recognition and measurement provisions of the Interpretation apply to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The provisions of the Interpretation are not expected to have a material effect on the Company's financial statements.

SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, was issued by the FASB on December 31, 2002. This statement amends certain sections of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 recommended, but did not require, companies use a fair value based method of accounting for stock-based employee compensation. Under SFAS No. 123, companies electing to adopt the recommended fair value method were required to apply that method prospectively for new stock option awards. SFAS No. 148 provides two additional transition methods, which allows companies to either immediately recognize stock-based employee compensation cost in the year of adoption relating to all activity since 1994 or restate all periods presented in the financial statements to reflect stock-based employee compensation cost for all periods since 1994. SFAS No. 148 also changed disclosure requirements for stock-based compensation.

The Company adopted an Ownership Incentive Plan during 2002 that allows for stock-based awards to eligible employees, but no awards have been granted as of December 31, 2002. Management believes any effect on the 2003 financial statements will be immaterial.


NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated market value of available-for-sale investment securities at December 31 are summarized as follows ($000's):

                                                      2002
                                   -----------------------------------------
                                   Amortized   Unrealized Unrealized  Market
                                     Cost        Gains      Losses     Value
                                     ----        -----      ------     -----
        U.S. Treasury notes        $    999          20          -     1,019
        U.S. Agency notes            46,436         653          -	    47,089
        U.S. Agency mortgage-
         backed securities           18,742         310          -    19,052
        Municipal securities:
          Non-taxable                54,924       2,012         80    56,856
          Taxable                    11,681         487          6    12,162
                                    -------       -----         --   -------
                                   $132,782       3,482         86   136,178
                                    =======       =====         ==   =======

                                    -13-


                                                      2001
                                   -----------------------------------------
                                   Amortized   Unrealized Unrealized  Market
                                     Cost        Gains      Losses     Value
                                     ----        -----      ------     -----
        U.S. Treasury notes         $ 1,996          48          -     2,044
        U.S. Agency notes            36,033         388         93	    36,328
        U.S. Agency mortgage-
         backed securities            9,432         139          1     9,570
        Municipal securities:
          Non-taxable                40,943       1,230         70    	42,103
          Taxable                     8,395         199         29     8,565
                                     ------       -----        ---    ------
                                    $	96,799       2,004        193    98,610
                                     ======       =====        ===    ======

	Contractual maturities of debt securities at December 31, 2002 were as follows ($000').  Actual maturities may differ from contractual maturities when issuers have the right to call or prepay obligations.
                                               Amortized      Market
                                                  Cost        Value
          Due within one year                  $ 15,317 	      15,467
          Due from one to five years             73,573       75,585
          Due from five to ten years             19,258       19,790
          Due after ten years                     5,892	        6,284
                                                -------      -------
                                                114,040      117,126
          U.S. Agency mortgage-
            backed securities                    18,742       19,052
                                                -------      -------
                                               $132,782      136,178
                                                =======      =======

Gross gains realized on sales of securities available for sale were $446,000, $46,000, and $31,000 for 2002, 2001 and 2000, respectively. Gross realized losses during 2002, 2001 and 2000 amounted to $17,000, $29,000 and $19,000, respectively.

Investment securities with a market value of $42,254,000 and $51,785,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 3 - LOANS

Major classifications of loans at December 31 are as follows ($000's):
                                                  2002         2001
         Commercial and industrial             $ 35,198       40,486
         Commercial, secured by real estate      80,882       72,477
         Residential real estate                151,502      165,710
         Consumer, excluding credit card         51,184       41,006
         Agricultural                             1,314        2,020
         Credit card                              2,689        2,658
         Other loans                                 57          112
         Lease financing                          1,256        2,088
                                                -------      -------
                                                324,082      326,557
          Deferred net origination costs             750          608
                                                 -------      -------
                                                 324,832      327,165
          Allowance for loan losses               (2,000)      (2,000)
                                                 -------      -------
            Loans-net                           $322,832      	325,165
                                                 =======      =======

Mortgage loans sold to and serviced for the Federal Home Loan Mortgage Corporation are not included in the accompanying balance sheets. The unpaid principal balances of those loans at December 31, 2002, 2001 and 2000 were $36,592,000, $23,734,000, and $14,046,000 respectively. Gains from sales of loans recognized in the accompanying income statements in 2002, 2001 and 2000 were $235,000, $67,000 and $-0-, respectively.

	Changes in the allowance for loan losses were as follows ($000's):
                                                   2002     2001    2000
         BALANCE-BEGINNING OF YEAR               $2,000    	2,000   	2,000
         Provision for loan losses                  348      237     197
         Charge-offs                               (390)    (277)   (255)
         Recoveries                                  42       40      58
                                                  -----    -----   -----
         BALANCE-END OF YEAR                     $2,000    	2,000   	2,000
                                                  =====    =====   =====

There were no nonaccrual loans at December 31, 2002 or 2001. Interest income that would have been recorded in 2002, 2001 and 2000 if loans on nonaccrual status at various times during the respective years had been current and in accordance with their original terms, was not material. At December 31, 2002 and 2001, the recorded investment in loans which are considered to be impaired in accordance with SFAS Statement No. 114 was not material. At December 31, 2002 and 2001, loans past due 90 days or more and still accruing were

$232,000 and $146,000, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified to provide a reduction or deferral of principal or interest because of a deterioration in the financial position of the borrower.


NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows ($000's):
                                                   2002     2001
         Land                                   $ 2,251    2,251
         Buildings                                9,715    9,830
         Equipment                                9,903    8,763
                                                 ------   ------
           Total                                 21,869   20,844
         Less-Accumulated depreciation           10,181    9,216
                                                 ------   ------
         Premises and Equipment-Net             $11,688   11,628
                                                 ======   ======

Depreciation charged to income was $999,000 in 2002, $898,000 in 2001, and $796,000 in 2000.

	Some of the Bank' branches, telephone equipment, and other equipment are leased under agreements expiring at various dates through 2050. These leases are accounted for as operating leases. At December 31, 2002, required minimum annual rentals due in the future on noncancelable leases having terms in excess of one year aggregated $2,562,000. Minimum annual rentals for each of the years 2003 through 2007 are $268,000, $259,000, $251,000, $230,000 and
$124,000, respectively. Rental expense for all leased branches and equipment amounted to $305,000 in 2002, $294,000 in 2001 and $263,000 in 2000.


NOTE 5 - DEPOSIT LIABILITIES

Contractual maturities of certificates of deposit at December 31, 2002 were as follows ($000's):
                                  Certificates    All other
                                 over $100,000   Certificates     Total
            2003                    $ 9,799         42,685        52,484
            2004                      9,376         32,921        42,297
            2005                      3,803         12,711        16,514
            2006                      3,898         11,426        15,324
            2007                      2,845         11,076        13,921
            Thereafter                    -            211           211
                                     ------        -------       -------
                                    $29,721        111,030       140,751
                                     ======        =======       =======

NOTE 6 - EMPLOYEE BENEFITS

	The Company's noncontributory defined benefit retirement plan covers all regular full-time employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years. Pension costs are funded based on the Plan's actuarial cost method.

	The components of net periodic pension cost are summarized as follows ($000's):
                                                        2002   2001   2000
   Service cost                                         $629    566    423
   Interest cost                                         262    212    205
   Actual return on Plan assets                         (248)  (164)  (192)
   Amortization of unrecognized transition obligation     10     17     17
   Recognized net actuarial loss (gain)                    5    (52)    55
                                                         ---    ---    ---
   Net periodic pension cost                            $658    579    508
                                                         ===    ===    ===

	A summary of the Plan's prepaid benefit cost, included in other assets on the consolidated balance sheets, and the Plan's funded status at December 31 follows ($000's):
                                                            2002       2001
   Change in projected benefit obligations
   ---------------------------------------
   Projected benefit obligation at beginning of year      $4,785       3,854
   Service cost                                              629         566
   Interest cost                                             262         212
   Actuarial loss                                             80         163
   Benefits paid                                             (23)        (10)
                                                           -----       -----
   Projected benefit obligation at end of year             5,733       4,785
                                                           -----       -----
   Change in plan assets
   ---------------------
   Fair value of plan assets at beginning of year          4,782       4,030
   Actual return on plan assets                              248         164
   Employer contribution                                     671         598
   Benefits paid                                             (23)        (10)
                                                           -----       -----
   Fair value of plan assets at end of year                5,678       4,782
                                                           -----       -----

   Funded status                                             (55)         (3)
   Unrecognized net actuarial loss                           916         840
   Unrecognized transition obligation                          -          10
                                                           -----       -----
   Prepaid benefit cost                                   $  861         847
                                                           =====       =====

Significant actuarial assumptions used for 2002 and 2001 included a discount rate, an expected long-term rate of return on Plan assets, and an expected future compensation rate increase of 5.50%, 5.50% and 4.00%, respectively.

	The Bank has a benefit plan which permits eligible officers to defer a portion of their compensation. The deferred compensation balance, which accrues interest at 8% annually, is distributable in cash after retirement or termination of employment. The amount of such deferred compensation at December 31, 2002 and 2001 was $544,000 and $434,000, respectively.

	The Bank also has a supplemental income plan which provides a covered employee an amount based on a percentage of average compensation, payable annually for ten years upon retirement. The projected benefit obligation included in other liabilities for this supplemental income plan at December 31, 2002 and 2001 is $132,000 and $110,000, respectively. The discount rate used to determine the present value of the obligation was 6.5% in 2002 and 2001. The service cost associated with this plan in each of the three years 2002, 2001, and 2000 was approximately $16,000. Interest costs were not material. Both of these plans are nonqualified and unfunded. Participation in each plan is limited to a select group of management.


NOTE 7 - LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt consists of the following at December 31 (000's):
                                                             2002      2001
   Federal Home Loan Bank notes                            $6,000    12,000
   Note payable to former shareholder of Dakin                253       306
                                                            -----    ------
       Total                                               $6,253    12,306
                                                            =====    ======

	Maturities of long-term debt in the years ending December 31 are as follows
(000's)
                     2003                  $2,056
                     2004                   2,060
                     2005                      64
                     2006                   2,067
                     2007                       6

In August 2002, LCNB retired $4.0 million in Federal Home Loan Bank notes bearing a weighted average interest rate of 7.72%. These notes were scheduled to mature in 2004 and 2005. In connection with this transaction, the Company recorded an expense of $425,000 in other non-interest expense in the 2002 consolidated statement of income, which is the required prepayment penalty.

At December 31, 2002, the Federal Home Loan Bank borrowings consist of three notes with two, three, and five-year maturities and have a weighted average interest rate of 4.52%. Interest on the notes is fixed and payable monthly. The notes are collateralized by a blanket pledge of 1-4 family residential mortgage loans. Additionally, the Company is required to hold minimum levels of FHLB stock, based on the outstanding borrowings.

The note payable matures in 2007. Payments are due monthly at a nominal interest rate of 6%.

At December 31, 2002 and 2001, accrued interest and other liabilities include U.S. Treasury demand note borrowings of approximately $3,022,000 and $693,000, respectively.


NOTE 8 - INCOME TAXES

The provision for federal income taxes consists of ($000's):

                                                   2002      2001      2000
   Income taxes currently payable                $2,586     2,528     	2,161
   Deferred income tax benefit                      (63)      (88)      (70)
                                                  -----     -----     -----
   Provision for income taxes                    $2,523     2,440     2,091
                                                  =====     =====     =====

	A reconciliation between the statutory income tax rate and the Company's effective tax rate follows:

                                                  2002        2001      2000
   Statutory tax rate                             34.0%       34.0%     34.0%
   Increase (decrease) resulting from-
     Tax exempt interest                          (6.1)       (5.4)     (6.5)
     Other-net                                     (.1)         .1       1.0
                                                  ----        ----      ----
       Effective tax rate                         27.8%       28.7%     28.5%
                                                  ====        ====      ====

	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company has not recorded a valuation reserve related to deferred tax assets.  Deferred tax assets and liabilities at December 31 consist of the following ($000's):
                                                             2002       2001
   Deferred tax assets:
    Allowance for loan losses                             $   522        522
    Amortization of intangibles                               315        258
                                                            -----      -----
                                                              837        780
                                                            -----      -----
   Deferred tax liabilities:
    Depreciation of premises and equipment                   (314)      (275)
    Unrealized gains on securities available-for-sale      (1,155)      (616)
    Deferred loan fees                                        (60)       (91)
    Pension and deferred compensation                         (61)      (109)
    FHLB stock dividends                                      (89)       (55)
                                                            -----      -----
                                                           (1,679)    (1,146)
                                                            -----      -----
        Net deferred tax asset (liability(                $  (842)      (366)
                                                            =====      =====


NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent off-balance-sheet credit risk at December 31 were as follows (000's):

                                                         2002         2001
       Commitments to extend credit                    $69,521       56,738
       Standby letters of credit                         6,938        6,410

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2002 and 2001, outstanding guarantees of $2,048,000 and $1,520,000, respectively, were issued to developers and contractors. These guarantees generally expire within one year and are fully secured. In addition, the Company has an approximate $5 million participation at December 31, 2002 and 2001 in a letter of credit securing payment of principal and interest on a bond issue. This letter of credit will expire July 15, 2005, and is secured by an assignment of rents and the underlying real property.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential realty, and income-producing commercial properties.

The Company and its subsidiaries are parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated financial position or results of operations.


NOTE 10 - RELATED PARTY TRANSACTIONS
The Company has entered into related party transactions with various directors and executive officers. Such transactions originate in the normal course of the Bank's operations as a depository and lending institution and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated customers. Management believes these loans do not involve more than a normal risk of collectibility or present other unfavorable features. At
December 31, 2002 and 2001, certain executive officers, directors and associates of such persons were indebted to the Bank directly or as guarantors in the aggregate amount of $3,961,000 and $3,169,000, respectively. During 2002, $2,376,000 in new loans were made and repayments totaled $1,584,000. Deposits from certain executive officers, directors and associates of such persons held by the Company at December 31, 2002 and 2001 amounted to $7,577,000 and $6,340,000,

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments as of
December 31, were as follows ($000's):
                                              2002               2001
                                       -----------------  -----------------
                                      Carrying     Fair    Carrying     Fair
                                       Amount     Value     Amount     Value
  FINANCIAL ASSETS:
    Cash and cash equivalents        $ 25,604    25,604     34,236   34,236
    Federal Reserve Bank and
     Federal Home Loan Bank stock       2,871     2,871      2,772    2,772
    Securities available-for-sale     136,178   136,178     98,610   98,610
    Loans, net                        322,832   329,447    325,165  328,131
  FINANCIAL LIABILITIES:
    Deposits                          442,221   449,644    414,772  418,700
    Short-term borrowings               3,022     3,022        693      693
    Long-term debt                      6,253     6,545     12,306   12,693

The fair value of off-balance-sheet financial instruments at December 31, 2002 and 2001 was not material.

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


NOTE 12 - REGULATORY MATTERS

The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank. In 2002 and 2001, the Bank was required to maintain average reserve balances of $1,743,000 and $4,849,000, respectively.

The Company (consolidated) and the Bank must meet certain minimum capital requirements set by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's and Bank's financial statements.  The minimum regulatory capital ratios are 8% for total risk-based, 4% for
Tier 1 risk-based, and 4% for leverage.  For various regulatory purposes, institutions are classified into categories based upon capital adequacy.
The highest "well-capitalized" category requires capital ratios of at least
10% for total risk-based, 6% for Tier 1 risk-based, and 5% for leverage.  As of the most recent notification from their regulators, the Company and Bank were categorized as "well-capitalized" under the regulatory framework for prompt corrective action.  Management believes that no conditions or events have occurred since the last notification that would change the Bank's category.  A summary of the regulatory capital of the Consolidated Company and Bank at December 31 follows ($000's):
                                                2002               2001
                                          ----------------------------------
                                          Consolidated      Consolidated
                                            Company   Bank    Company  Bank
  Regulatory Capital:
    Shareholders' equity                   $51,930   44,099   49,507  42,165
    Goodwill and other intangibles          (3,121)  	(3,011)  	(3,729) 	(3,585)
    Net unrealized securities
     losses (gains)                         (2,242)  (2,152)  (1,196) (1,071)
                                            ------   ------   ------  ------
      Tier 1 risk-based capital             46,567   38,936   44,582  37,509
    Eligible allowance for loan losses       2,000    2,000    	2,000   2,000
                                            ------   ------   ------  ------
       Total risk-based capital            $48,567   40,936   46,582  39,509
                                            ======   ======   ======  ======
  Capital Ratios:
    Total risk-based                        15.36%    13.03%   15.40%  13.24%
    Tier 1 risk-based                       14.73%    12.39%   14.74%  12.57%
    Leverage                                 9.21%     7.79%    9.46%   8.06%

The principal source of income and funds for LCNB Corp. is dividends paid by the Bank. The payment of dividends is subject to restriction by regulatory authorities. For 2003, the restrictions generally limit dividends to the aggregate of net income for the year 2003 plus the retained net earnings for 2002 and 2001. In addition, dividend payments may not reduce capital levels below minimum regulatory guidelines. Accordingly, future dividends may require the prior approval of the Comptroller of the Currency.

NOTE 13 - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for LCNB Corp. parent company only follows
($000's):

  Condensed Balance Sheets
  December 31
                                                          2002      2001
  Assets:
   Cash on deposit with subsidiary                    $  1,493        91
   Corporate and municipal debt securities               6,231     7,141
   Investment in subsidiary                             44,199    42,195
   Other assets                                             30        80
                                                        ------    ------
       Total assets                                    $51,953    49,507
                                                        ======    ======

  Liabilities                                          $    23         -

  Shareholders' equity                                  51,930    49,507
                                                        ------    ------
  Total liabilities and shareholders'
   equity                                              $51,953    49,507
                                                        ======    ======

  Condensed Statements of Income
  Year ended December 31
                                               2002       2001      2000
  Income:
   Dividends from subsidiary                $ 5,485      5,676     3,197
   Interest                                     243        217       202
   Gain on sale of investment securities          9          -         7
                                             ------      -----     -----
  Total income                                5,737      5,893     3,406

  Total expense                                  40         45        40
                                              -----      -----     -----
  Income before income tax benefit and
   equity in undistributed income of
   subsidiary                                 5,697      5,848     3,366
  Income tax (expense) benefit                  (80)        15        10
  Equity in undistributed income
   of subsidiary                                923        204     1,864
                                              -----      -----     -----
  Net income                                 $6,540      6,067     5,240
                                              =====      =====     =====

                                    -24-


  Condensed Statements of Cash Flows
  Year ended December 31
                                               2002       2001      2000
  Cash flows from operating activities:
   Net income                               $ 6,540     $6,067     5,240
   Adjustments for non-cash items -
   Equity in undistributed (income) excess
    dividends of subsidiary                    (923)      (204)   (1,864)
   Other, net                                   105         44        59
                                              -----      -----     -----
  Net cash provided by operating activities   5,722      5,907     3,435
                                              -----      -----     -----
  Cash flows from investing activities:
   Capital contribution to subsidiary             -          -      (185)
   Purchases of securities available-for-
    sale                                     (4,224)    (2,379)   (2,143)
   Proceeds from sales of securities
    available-for-sale                        3,992        300       773
   Proceeds from maturities of securities
    available-for-sale                        1,075          -     1,347
                                              -----      -----     -----
  Cash flow used in investing activities        843     (2,079)     (208)
                                              -----      -----     -----
  Cash flows from financing activities:
   Treasury shares purchased                 (1,677)      (516)        -
   Cash dividends paid                       (3,486)    (3,269)   (3,196)
                                              -----      -----     -----
  Cash flow used in financing activities     (5,163)    (3,785)   (3,196)
                                              -----      -----     -----
  Net change in cash                          1,402         43        31
  Cash at beginning of year                      91         48        17
                                              -----      -----     -----
  Cash at end of year                        $1,493         91        48
                                              =====      =====     =====



                                    -25-