Form 10-K, Exhibit 13
period 2003-12-31
LCNB CORP
filed 2004-03-01
CIK 1074902

EXHIBIT 13


                      LCNB Corp. 2003 Annual Report


President's Letter to Shareholders  (pages 2 - 3 of Annual Report):
----------------------------------

Dear Shareholder,

The theme of this year's Annual Report is "Growth". On this year's cover, we have featured the last 18 Annual Reports to specifically highlight dividend growth. 2003 was the 18th consecutive year your Board of Directors has declared an increased dividend to shareholders. Growth, not only in dividends but in all areas, has always been the key to LCNB's financial performance. Growth has been our strength and will continue to be our challenge going forward. Growth is our "Formula for Success".

All of us anticipated that 2003 was going to be a difficult and challenging year. It certainly met those expectations, but we are pleased to report on our significant achievements, including record net income.

As a shareholder, your total return for 2003 was 47.84%. Dividends for the year totaled $2.125 per share, an increase of 4.94% over 2002. The market price of your stock increased by 42.90% to $70.75 per share at year-end.
In addition to the cash dividends paid to you, over the last ten years your stock investment has appreciated an average of 10.51% each year.

Net income for 2003 was a record $6.7 million representing a 1.31% return on average assets and a 12.64% return on average shareholders equity. Earnings per share were $3.94 a 3.96% or $0.15 per share increase from 2002. Total assets increased to a record $523.6 million from $506.7 million one year ago, an increase of $16.9 million or 3.33%. Total capital, or shareholders equity, at December 31, 2003 is a record $52.4 million, having increased 1.00% from December 31, 2002. I direct your attention to the graphs included in this report. These graphs display key statistical information highlighting LCNB's performance for the last five years.

It was gratifying to see continued strong deposit growth during 2003. Total deposits of $463.0 million at December 31, 2003, represent an increase of $20.8 million or 4.71% from December 31, 2002. Loan growth continued to be negatively affected by refinancing activity on residential mortgage loans and the sale of a large majority of fixed rate residential loans originated during 2003. Approximately $35.1 million of residential real estate loans were sold to Federal Home Loan Mortgage Corporation during 2003. We continued to sell the loans after determining in recent years that current historically low market rates for residential loans were not profitable in the long run. This continued shift away from long-term fixed rate mortgage loans reduced our future interest rate risk. Offsetting the decline in residential loans was a $13.9 million increase in the commercial loan portfolio. We also experienced a $7.9 million decrease in our consumer loan portfolio. Our asset quality remained high with a low delinquency rate of 1.45%.

Another key factor in our "Formula for Success" was the growth we experienced in non-interest income. The push to grow our line of products and our delivery channels paid off in 2003. Along with our commercial bank, the trust department, brokerage unit and insurance subsidiary all experienced significant growth in both size and revenue. The following financial highlight shows total assets under management as of December 31, 2002 and 2003 and the individual growth rates for 2003.

Assets Under Management ($000's)       2003        2002       $ Change
-----------------------                ----        ----       --------
LCNB Corp. total assets              $523,608     506,751        3.33%
Trust and investments                 165,499     119,263       38.77%
Mortgage loans serviced                54,802      36,592       49.76%
Business cash management               20,985      16,668       25.90%
Brokerage accounts*                    13,612       3,639      274.06%
                                      -------     -------      -------
  Total assets managed               $778,506     682,913       14.00%
                                      =======     =======      =======
*at fair market value

In addition to this illustration of assets under management, our Dakin insurance subsidiary has also experienced outstanding growth. The measurement for growth in the insurance industry is not assets under management but premiums written. In the four years Dakin has been part of LCNB Corp. their premiums written have grown from $4.5 million to $8.5 million. Non-interest income from all sources within the LCNB Corp. family of products grew by 20.88% in 2003.

Additional statistical data and information on our financial performance for 2003 are available in the Management Discussion and Analysis (MD&A) document. The MD&A document is enclosed with the initial mailing of this Annual Report to shareholders and is also available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission and is available upon request or from the Internet. Refer to the Table of Contents page of the Annual Report for options to obtain this SEC document.

In addition to the financial growth we have outlined, growth in our ability to serve our customers and be more productive in our daily tasks has been significant as well. Through our investments in technology, facilities and training we have been able to improve our already outstanding customer service and provide various delivery options. In the area of facilities, we completed total renovations of our Mason and Waynesville offices during 2003. These offices were updated to better accommodate our non-traditional product delivery, to give our customers better access and training on our various delivery channels and to improve security. Both of these offices now provide customers a more convenient and modern retail banking setting.

Toward year-end we also began a major update of facilities at our Main office. This project will accomplish the total renovation of the second and third floors in our downtown Lebanon location. This investment marks a renewed commitment to downtown Lebanon and will provide much needed additional space to our growing departments, especially our Loan department. Through this renovation we will also move our training facility for employees from our Waynesville location into our Main office. In the area of computer systems, we continued to upgrade equipment and install new software. During 2003 we accomplished several upgrades in our item processing area, installed Bounce Protection software and brought platform automation on-line. Not only have these investments prepared us for today, but we are well positioned for tomorrow.

In the last quarter of 2003 President Bush signed into law legislation titled "Check 21". This new law will revolutionize how banks do business. Today, every check that crosses our counters must be physically presented to the bank it is drawn on to be collected. If we give you $10.00 in cash or credit for a check drawn on a bank in California we do not get our $10.00 back until we successfully get that specific piece of paper (check) to California to be presented for payment. Under "Check 21" we will ultimately be able to electronically present that check for payment. This is truly a revolution in banking. Because of our investment in technology over the past several years we have the electronic images to present. Very few of our competitors have electronic check images. Today, we provide you electronic images of your checks and deposits through "Advantage Statement", PC Banking and CD-ROM. We will be able to use this technology to significantly lower our cost on the presentment side. The other significant advantage we have going forward is the next-day availability of funds. To my knowledge, we are the only bank in our market area that provides customers with next-day availability on all deposits. With "Check 21", we will have the ability to achieve next-day availability on the collection (presentment) side as well. We feel "Check 21", when fully implemented, will provide us with a competitive advantage through lower cost. We are prepared to take full advantage of this revolution in banking.

Balance sheet growth, revenue and income growth, technology and facility growth, this "Formula for Success" was accomplished as a direct result of the hard work and dedication of our 247 LCNB and Dakin employees. Our employees, honoring the traditions of the past, building for the future and taking care of our customers one at a time, day in and day out, are what make our success possible.

I trust that we have properly conveyed our readiness for and our dedication to the future. We want to continue to be your partner in the growth and prosperity of our region. We recommit ourselves to providing the necessary financial stability and dependability that will make that future growth and prosperity possible.

The Annual meeting for LCNB Corp. will be April 13, 2004 at 10:00 a.m. at our Main Office, 2 North Broadway in Lebanon, Ohio. Proxy material is included with this mailing. Please review, sign and return the proxy in the envelope provided. We would be pleased to have you attend the meeting in person. Thank you for your continued support.




Stephen P. Wilson
President & CEO

Financial Statements and Supplementary Data (Pages 15 through 26 of the Annual Report)

                        INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders
LCNB Corp. and subsidiaries
Lebanon, Ohio


We have audited the accompanying consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCNB Corp. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.





                                        /s/J.D. Cloud & Co. L.L.P.
                                        -----------------------------
                                        Certified Public Accountants


Cincinnati, Ohio
January 16, 2004

                             LCNB CORP. AND SUBSDIARIES
                            CONSOLIDATED BALANCE SHEETS
                                  At December 31,
                                     ($000's)
                                                     2003          2002
ASSETS:
 Cash and due from banks                          $ 11,784        13,679
 Federal funds sold                                 22,625        11,925
                                                   -------       -------
   Total cash and cash equivalents                  34,409        25,604

 Securities available for sale, at market value    150,939       136,178
 Federal Reserve Bank and Federal Home
  Loan Bank stock, at cost                           2,962         2,871
 Loans, net                                        315,683       322,832
 Premises and equipment, net                        12,009        11,688
 Intangibles, net                                    2,832         3,121
 Other assets                                        4,774         4,457
                                                   -------       -------
     TOTAL ASSETS                                 $523,608       506,751
                                                   =======       =======
LIABILITIES:
 Deposits-
  Noninterest-bearing                             $ 66,159        58,921
  Interest-bearing                                 396,874       383,299
                                                   -------       -------
    Total deposits                                 463,033       442,220
 Long-term debt                                      4,197         6,253
 Accrued interest and other liabilities              3,930         6,348
                                                   -------       -------
     TOTAL LIABILITIES                             471,160       454,821
                                                   -------       -------

SHAREHOLDERS' EQUITY:
 Common shares, no par value, authorized
  4,000,000 shares; 1,775,942 shares issued         10,560        10,560
 Surplus                                            10,553        10,553
 Retained earnings                                  33,872        30,768
 Treasury shares at cost, 88,754 and 54,917
  shares at December 31, 2003 and 2002,
  respectively                                      (4,356)       (2,193)
 Accumulated other comprehensive income
  net of taxes                                       1,819         2,242
                                                   -------       -------
     TOTAL SHAREHOLDERS' EQUITY                     52,448        51,930
                                                   -------       -------
     TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                        $523,608       506,751
                                                   =======       =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                LCNB CORP. AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF INCOME
                             For the years ended December 31,
                            ($000's, except per share amounts)
                                           2003       2002       2001
INTEREST INCOME:
 Interest and fees on loans              $21,991     24,792     27,266
 Dividends on Federal Reserve Bank
  and Federal Home Loan Bank stock           129        139        171
 Interest on investment securities-
  Taxable                                  3,040      3,068      2,601
  Non-taxable                              2,100      1,825      1,459
 Other short-term investments                177        339        667
                                          ------     ------     ------
     TOTAL INTEREST INCOME                27,437     30,163     32,164
                                          ------     ------     ------
INTEREST EXPENSE:
 Interest on deposits                      8,395     10,102     13,737
 Interest on short-term borrowings             6         13         33
 Interest on long-term debt                  279        555        570
                                          ------     ------     ------
     TOTAL INTEREST EXPENSE                8,680     10,670     14,340
                                          ------     ------     ------
     NET INTEREST INCOME                  18,757     19,493     17,824
PROVISION FOR LOAN LOSSES                    658        348        237
                                          ------     ------     ------
     NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES           18,099     19,145     17,587
                                          ------     ------     ------
NON-INTEREST INCOME:
 Trust income                              1,308      1,145      1,115
 Service charges and fees                  3,126      2,521      2,327
 Net gain on sales of securities               9        429         17
 Insurance agency income                   1,464      1,164      1,108
 Gains from sales of mortgage loans          758        235         67
 Other operating income                      132        129        208
                                          ------     ------     ------
     TOTAL NON-INTEREST INCOME             6,797      5,623      4,842
                                          ------     ------     ------
NON-INTEREST EXPENSE:
 Salaries and wages                        6,808      6,531      5,962
 Pension and other employee benefits       1,737      1,702      1,577
 Equipment expenses                        1,021        877        664
 Occupancy expense - net                   1,115      1,029      1,043
 State franchise tax                         552        529        509
 Marketing                                   385        394        386
 Intangible amortization                     609        608        602
 ATM expense                                 292        412        349
 Other non-interest expense                3,206      3,623      2,830
                                          ------     ------     ------
     TOTAL NON-INTEREST EXPENSE           15,725     15,705     13,922
                                          ------     ------     ------

     INCOME BEFORE INCOME TAXES            9,171      9,063      8,507
PROVISION FOR INCOME TAXES                 2,434      2,523      2,440
                                          ------     ------     ------
     NET INCOME                          $ 6,737      6,540      6,067
                                          ======     ======     ======

Earnings per common share:
  Basic                                  $  3.94       3.79       3.43
  Diluted                                $  3.94       3.79       3.43

Weighted average shares outstanding (000's):
 Basic                                     1,709      1,724      1,769
 Diluted                                   1,709      1,724      1,769


The accompanying notes to consolidated financial statements are an integral part of these statements.

                               LCNB CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             For the years ended December 31,
                             (000's, except per share amounts)
                                                                 Accumulated
                                                                    Other          Total
                            Common           Retained  Treasury  Comprehensive  Shareholders'  Comprehensive
                            Shares  Surplus  Earnings   Shares      Income         Equity          Income
                            ------  -------  --------   ------      ------         ------          ------

Balance January 1, 2001    $10,560   10,553    24,916                 281         46,310

Net income                                      6,067                              6,067          6,067

Net unrealized gain on
 available-for-sale securities
 (net of taxes of $478)                                               928            928            928

Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 taxes of $7)                                                         (13)           (13)           (13)
                                                                                                  -----
Total comprehensive income                                                                        6,982
                                                                                                  =====
Treasury shares purchased                                (516)                      (516)

Cash dividends declared-
 $1.85 per share                               (3,269)                            (3,269)
                            ------   ------    ------   -----       -----         ------
Balance December 31, 2001   10,560   10,553    27,714    (516)      1,196         49,507

Net income                                      6,540                              6,540          6,540

Net unrealized gain on
 available-for-sale securities
 (net of taxes of $685)                                             1,329          1,329          1,329


Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 taxes of $146)                                                      (283)          (283)          (283)
                                                                                                  -----
Total comprehensive income                                                                        7,586
                                                                                                 ======
Treasury shares purchased                              (1,677)                    (1,677)

Cash dividends declared-
 $2.025 per share                              (3,486)                            (3,486)
                            ------   ------    ------   -----       -----         ------
Balance December 31, 2002   10,560   10,553    30,768  (2,193)      2,242         51,930

Net income                                      6,737                              6,737          6,737

Net unrealized loss on
 available-for-sale securities
 (net of tax benefit of $215)                                        (417)          (417)          (417)

Reclassification adjustment for
 net realized gain on sale of
 available-for-sale securities
 included in net income (net of
 taxes of $3)                                                          (6)            (6)            (6)
                                                                                                  -----
Total comprehensive income                                                                        6,314
                                                                                                  =====
Treasury shares purchased                               (2,163)                   (2,163)

Cash dividends declared-
 $2.125 per share                              (3,633)                            (3,633)
                            ------   ------    ------    -----      -----         ------
Balance December 31, 2003  $10,560   10,553    33,872   (4,356)     1,819         52,448
                            ======   ======    ======    =====      =====         ======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           LCNB CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         For the years ended December 31,
                                   ($000's)
                                                      2003     2002     2001
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                        $ 6,737    6,540    6,067
 Adjustments to reconcile net income
   to net cash provided by operating activities-
  Depreciation, amortization and accretion           3,209    2,548    2,259
  Provision for loan losses                            658      348      237
  Deferred income tax benefit                           83      (63)     (64)
  Federal Home Loan Bank stock dividends               (91)     (99)    (132)
  Realized gains on sales of securities
   available for sale                                   (9)    (429)     (17)
  Origination of mortgage loans for sale           (35,060) (20,852) (13,395)
  Proceeds from sales of mortgage loans             35,448   21,087   13,462
  (Increase) decrease in income receivable             (72)      98       88
  (Increase) decrease in other assets                 (996)    (496)    (127)
  Increase (decrease) in other liabilities             106     (308)     549
                                                    ------   ------   ------
      TOTAL ADJUSTMENTS                              3,276    1,834    2,860
                                                    ------   ------   ------
    NET CASH PROVIDED BY OPERATING ACTIVITIES       10,013    8,374    8,927
                                                    ------   ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities available
  for sale                                           1,775   25,739   13,609
 Proceeds from maturities of securities
  available for sale                                46,959   29,093   15,916
 Purchases of securities available for sale        (65,429) (91,171) (44,544)
 Purchases of Federal Home Loam Bank stock               -        -     (252)
 Net decrease in loans                               6,283    1,829    2,599
 Purchases of premises and equipment                (1,394)  (1,061)  (2,215)
 Proceeds from sales of premises and equipment          26        3      189
                                                    ------   ------   ------
    NET CASH USED IN INVESTING ACTIVITIES          (11,780) (35,568) (14,698)
                                                    ------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in deposits                             20,813   27,449   19,986
 Net change in short-term borrowings                (2,389)   2,329     (406)
 Proceeds from issuance of long-term debt                -        -    6,000
 Principal payments on long-term debt               (2,056)  (6,053)     (50)
 Cash dividends paid                                (3,633)  (3,486)  (3,269)
 Purchases of treasury shares                       (2,163)  (1,677)    (516)
                                                    ------   ------   ------
    NET CASH PROVIDED BY FINANCING
     ACTIVITIES                                     10,572   18,562   21,745
                                                    ------   ------   ------
    NET CHANGE IN CASH AND CASH EQUIVALENTS          8,805   (8,632)  15,974



CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      25,604   34,236   18,262
                                                    ------   ------   ------
CASH AND CASH EQUIVALENTS AT END OF YEAR           $34,409   25,604   34,236
                                                    ======   ======   ======

SUPPLEMENTAL CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
 Interest                                          $ 8,778   10,968   14,585
 Income taxes                                        2,245    2,540    2,562



The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LCNB Corp. (the "Company"), an Ohio corporation formed in December 1998, is a financial holding company whose principal assets are the ownership of Lebanon Citizens National Bank (the "Bank") and Dakin Insurance Agency, Inc. ("Dakin"). The Bank was founded in 1877 and provides full banking services, including trust and brokerage services, to customers primarily in the southwestern Ohio area of Warren, Hamilton, Clermont, Clinton and Butler counties. Dakin is an independent insurance agency founded in 1876 and offers a wide range of insurance products for businesses and individuals in the Bank's primary market area.

BASIS OF PRESENTATION-
The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions are eliminated in consolidation.

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

INVESTMENT SECURITIES-
All of the Company's debt securities are classified as available-for-sale and are reported at fair value with unrealized holding gains and losses reported net of income taxes as Accumulated Other Comprehensive Income, a separate component of shareholders' equity. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income using the level yield method. Realized gains or losses from the sale of securities are computed using the specific identification method. Currently, the Company and its subsidiaries do not hold any derivatives or conduct hedging activities.

Federal Home Loan Bank ("FHLB") stock is an equity interest in the Federal Home Loan Bank of Cincinnati. It can be sold only at its par value of $100 per share and only to the FHLB or to another member institution. In addition, the equity ownership rights are more limited than would be the case for a public company, because of the oversight role exercised by the Federal Housing Finance Board in the process of budgeting and approving dividends. Federal Reserve Bank stock is similarly restricted in marketability and value. Both investments are carried at cost, which is their par value.

LOANS AND ALLOWANCE FOR LOAN LOSSES-
Loans are stated at the principal amount outstanding, net of unearned income, deferred origination fees and costs, and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Generally, loans are placed on non-accrual status at ninety days past due, unless the loan is well-secured and in the process of collection. The accrual of interest on loans is also discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. Subsequent cash receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded once principal recovery is reasonably assured. The current year's accrued interest on loans placed on nonaccrual status is charged against earnings. Previous years' accrued interest is charged against the allowance for loan losses.

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

INTANGIBLE ASSETS-
Statement of Financial Accounting Standards ("SFAS") No. 147, "Acquisitions of Certain Financial Institutions", was issued on October 1, 2002. The Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", on July 20, 2001. SFAS No. 147 amended certain provisions of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions", and SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 147 requires that acquisitions of financial institutions be accounted for in accordance with SFAS No. 141, Business Combinations, if the acquisition meets the definition of a business combination. Any goodwill that results will be accounted for in accordance with the provisions of SFAS No. 142. If the acquisition does not meet the definition of a business combination, the cost of the assets acquired shall be allocated to the individual assets acquired and liabilities assumed based on their relative fair values and shall not give rise to goodwill. Existing unidentifiable intangible assets shall continue to be amortized unless the transaction in which the intangible asset arose meets the definition of a business combination. In addition, SFAS No. 147 requires that long-term customer-relationship intangible assets of financial institutions, such as depositor- and borrower-relationship intangible assets and credit-cardholder intangible assets, be subject to the same undiscounted cash flow recoverability tests and impairment loss recognition and measurement provisions that SFAS No. 144 requires for long-term tangible assets and other finite-lived intangible assets that are held and used.

The Company's intangible assets at December 31, 2003 primarily represent the unamortized intangible related to the Company's 1997 acquisition of three branch offices from another bank. Management does not believe its 1997 branch office acquisition meets the definition of a business combination and continues to amortize the intangible over ten years, subject to periodic review for impairment in accordance with SFAS No. 144. At December 31, 2003, the carrying amount of this intangible was $2.4 million, net of accumulated amortization of $3.7 million.

Mortgage servicing rights on originated mortgage loans that have been sold are capitalized by allocating the total cost of the loans between mortgage servicing rights and the loans based on their relative fair values. Capitalized mortgage servicing rights are amortized to loan servicing income in proportion to and over the period of estimated servicing income. Such assets are periodically evaluated as to the recoverability of their carrying value.

Annual estimates of intangible amortization expense, including amortization of the mortgage servicing rights asset, for the years 2004 through 2008 are $664,000, $647,000, $640,000, $566,000, and $244,000, respectively.

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

STOCK OPTIONS-
The Company established an Ownership Incentive Plan (the "Plan") during 2002 that is more fully described in Note 7. The Company accounts for the Plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations". No stock-based employee compensation cost is reflected in net income, as all options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2003 if the Company had applied the fair value recognition provisions of FASB Statement No. 123, " Accounting for Stock-Based Compensation", to stock-based employee compensation ($000's):

   Net income, as reported                               $6,737
   Deduct total stock-based employee compensation
     expense estimated using Black-Scholes model,
     net of related tax effects                               3
                                                          -----
   Pro-forma net income                                  $6,734
                                                          =====

The pro-forma affect of the above adjustment on basic and diluted earnings per share was not material.

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

EARNINGS PER SHARE-
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is adjusted for the dilutive effects of stock options.
The diluted average number of common shares outstanding has been increased for the assumed exercise of stock options with proceeds used to purchase treasury shares at the average market price for the period.

RECLASSIFICATIONS-
Certain prior period data presented in the financial statements has been reclassified to conform with the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS-
SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", was issued in April, 2003. It amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not currently hold any security investments of the types covered by this SFAS and is therefore not affected by its provisions.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued in May, 2003, and establishes new accounting standards for classification and measurement of certain financial instruments with characteristics of both assets and liabilities. Many of the instruments covered by the scope of SFAS No. 150 were previously classified as equity; SFAS No. 150 requires that they be classified as liabilities or, in certain circumstances, as assets. The Company does not currently hold any security investments with such characteristics and SFAS No. 150 therefore has no effect on LCNB Corp.'s financial statements.

SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and
Other Postretirement Benefits", was issued in December, 2003, and replaces the original SFAS No. 132. SFAS No. 132 (revised 2003) retains the disclosures required by the original SFAS No. 132 and requires additional disclosures describing types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. Such disclosures are reflected in
Note 6 to these financial statements.

FASB Interpretation No. ("FIN") 46 (revised December 2003), "Consolidation of Variable Interest Entities", was issued in December, 2003 and replaces the original FASB Interpretation No. 46, which was issued in January, 2003. The original FIN 46 required a company to consolidate a variable interest entity, as defined, in its financial statements if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. The original FIN 46 also required disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The revised FIN 46 delayed the effective date of its provisions from January 31, 2003, as required in the original FIN 46, to December 31, 2003, subject to certain exceptions; expanded the list of transactions deemed not to be within the scope of the interpretation; and made other technical changes. The Company is not the beneficiary of any variable interest entities and FIN 46 therefore has no effect on the Company's financial statements.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated market value of available-for-sale investment securities at December 31 are summarized as follows ($000's):

                                                      2003
                                   -----------------------------------------
                                   Amortized   Unrealized Unrealized  Market
                                     Cost        Gains      Losses     Value
                                     ----        -----      ------     -----
        U.S. Treasury notes        $  2,137          12        -       2,149
        U.S. Agency notes            61,397         608      183      61,822
        U.S. Agency mortgage-
         backed securities           20,951         158      121      20,988
        Municipal securities:
          Non-taxable                52,441       2,002       34      54,409
          Taxable                    11,258         357       44      11,571
                                    -------       -----      ---     -------
                                   $148,184       3,137      382     150,939
                                    =======       =====      ===     =======


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
                                    =======       =====       ==     =======

Contractual maturities of debt securities at December 31, 2003 were as follows ($000's). Actual maturities may differ from contractual maturities when issuers have the right to call or prepay obligations.

                                               Amortized      Market
                                                  Cost        Value
          Due within one year                  $ 14,248       14,451
          Due from one to five years             89,582       91,223
          Due from five to ten years             17,263       17,691
          Due after ten years                     6,140        6,586
                                                -------      -------
                                                127,233      129,951
          U.S. Agency mortgage-
            backed securities                    20,951       20,988
                                                -------      -------
                                               $148,184      150,939
                                                =======      =======

Gross gains realized on sales of securities available for sale were $18,000, $446,000, and $46,000 for 2003, 2002 and 2001, respectively. Gross realized losses during 2003, 2002 and 2001 amounted to $9,000, $17,000 and $29,000, respectively.

Investment securities with a market value of $74,130,000 and $42,254,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.


NOTE 3 - LOANS

Major classifications of loans at December 31 are as follows ($000's):

                                                  2003         2002
         Commercial and industrial             $ 30,519       35,198
         Commercial, secured by real estate      99,461       80,882
         Residential real estate                139,305      151,502
         Consumer, excluding credit card         43,283       51,184
         Agricultural                             1,192        1,314
         Credit card                              2,707        2,689
         Other loans                                212           57
         Lease financing                            588        1,256
                                                -------      -------
                                                317,267      324,082
          Deferred net origination costs            566          750
                                                -------      -------
                                                317,833      324,832
          Allowance for loan losses              (2,150)      (2,000)
                                                -------      -------
            Loans-net                          $315,683      322,832
                                                =======      =======

Mortgage loans sold to and serviced for the Federal Home Loan Mortgage Corporation are not included in the accompanying balance sheets. The unpaid principal balances of those loans at December 31, 2003, 2002 and 2001 were $54,802,000, $36,592,000, and $23,734,000 respectively.

Approximately $370,000 in mortgage servicing rights were capitalized and $49,000 was amortized to loan servicing income during the year ended December 31, 2003.

Changes in the allowance for loan losses were as follows ($000's):

                                                   2003     2002    2001
         BALANCE-BEGINNING OF YEAR               $2,000    2,000   2,000
         Provision for loan losses                  658      348     237
         Charge-offs                               (560)    (390)   (277)
         Recoveries                                  52       42      40
                                                  -----    -----   -----
         BALANCE-END OF YEAR                     $2,150    2,000   2,000
                                                  =====    =====   =====

Nonaccrual loans at December 31, 2003, totaled $794,000, which included commercial loans in the amount of $564,000 and a consumer loan in the amount of $146,000. There were no nonaccrual loans at December 31, 2002. Interest income that would have been recorded during 2003 if loans on a nonaccrual status at December 31, 2003 had been current and in accordance with their original terms was approximately $72,000. Interest income that would have been recorded in 2002 and 2001 for loans on a nonaccrual status was not material.

At December 31, 2003 and 2002, loans past due 90 days or more and still accruing were $2,442,000 and $232,000, respectively. Approximately $2,030,000 of the increase in loans past due 90 days or more and still accruing was due to related commercial loans secured by a combination of mortgage and other liens. These loans are considered well-secured and in the process of collection. After receipt of specified payments and in accordance with a negotiated agreement, the Bank intends to re-write the remaining balance of the loans. The Bank is not committed to lend additional funds to debtors whose loans have been modified to provide a reduction or deferral of principal or interest because of a deterioration in the financial position of the borrower.

Loans that were considered to be impaired in accordance with SFAS No. 114 totaled $2,824,000 at December 31, 2003, of which $2,740,000 had a related allowance for loan losses of $674,000 and $84,000 did not have a related allowance for loan losses. The average balance of these impaired loans during 2003 was $2,857,000. During 2003, the Company accrued interest income totaling $183,000 on impaired loans classified as past due 90 days or more and still accruing because they are considered well-secured and in the process of collection. At December 31, 2002, the recorded investment in loans considered to be impaired was not material.

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows ($000's):

                                                   2003     2002
         Land                                   $ 2,244    2,251
         Buildings                                9,843    9,715
         Equipment                                8,442    9,813
         Construction in progress                   408       90
                                                 ------   ------
           Total                                 20,937   21,869
         Less-Accumulated depreciation            8,928   10,181
                                                 ------   ------
         Premises and Equipment-Net             $12,009   11,688
                                                 ======   ======

Depreciation charged to income was $1,040,000 in 2003, $999,000 in 2002, and $898,000 in 2001.

Some of the Bank's branches, telephone equipment, and other equipment are leased under agreements expiring at various dates through 2050. These leases are accounted for as operating leases. At December 31, 2003, required minimum annual rentals due in the future on noncancelable leases having terms in excess of one year aggregated $2,355,000. Minimum annual rentals for each of the years 2004 through 2008 are as follows ($000's):

                     2004                  $275
                     2005                   267
                     2006                   246
                     2007                   131
                     2008                    30

Rental expense for all leased branches and equipment amounted to $309,000 in 2003, $305,000 in 2002 and $294,000 in 2001.

NOTE 5 - DEPOSIT LIABILITIES

Contractual maturities of time deposits at December 31, 2003 were as follows ($000's):

                                  Certificates    All other
                                 over $100,000   Certificates     Total
            2004                    $14,181         62,751        76,932
            2005                      7,810         28,728        36,538
            2006                      5,790         15,068        20,858
            2007                      5,384         19,499        24,883
            2008                      1,510          6,124         7,634
            Thereafter                5,952          3,090         9,042
                                     ------        -------       -------
                                    $40,627        135,260       175,887
                                     ======        =======       =======


NOTE 6 - EMPLOYEE BENEFITS

The Company's noncontributory defined benefit retirement plan covers all regular full-time employees. The benefits are based on years of service and the employee's highest average compensation during five consecutive years. Pension costs are funded based on the Plan's actuarial cost method. All plan assets are invested in time and other deposits with Lebanon Citizens National Bank.

The company uses a September 30 measurement date for its retirement plan.

The components of net periodic pension cost are summarized as follows ($000's):

                                                        2003   2002   2001
   Service cost                                         $624    629    566
   Interest cost                                         298    262    212
   Actual return on Plan assets                         (233)  (248)  (164)
   Amortization of unrecognized transition obligation      -     10     17
   Recognized net actuarial loss (gain)                  (46)     5    (52)
                                                         ---    ---    ---
   Net periodic pension cost                            $643    658    579
                                                         ===    ===    ===

A summary of the Plan's prepaid benefit cost, included in other assets on the consolidated balance sheets, and the Plan's funded status at December 31 follows ($000's):

                                                            2003       2002
   Change in projected benefit obligations
   ---------------------------------------
   Projected benefit obligation at beginning of year      $5,733       4,785
   Service cost                                              624         629
   Interest cost                                             298         262
   Actuarial loss                                           (336)         80
   Benefits paid                                            (587)        (23)
                                                           -----       -----
   Projected benefit obligation at end of year             5,732       5,733
                                                           -----       -----
   Change in plan assets
   ---------------------
   Fair value of plan assets at beginning of year          5,678       4,782
   Actual return on plan assets                              233         248
   Employer contribution                                     618         671
   Benefits paid                                            (587)        (23)
                                                           -----       -----
   Fair value of plan assets at end of year                5,942       5,678
                                                           -----       -----

   Funded status                                             210         (55)
   Unrecognized net actuarial loss                           626         916
                                                           -----       -----
   Prepaid benefit cost                                   $  836         861
                                                           =====       =====

Significant actuarial assumptions used for 2003 and 2002 included a discount rate, an expected long-term rate of return on Plan assets, and an future compensation rate increase of 5.50%, 5.50%, and 4.00%, respectively. The expected long-term rate of return on Plan assets was estimated using historic returns on investments, adjusted for expected long-term interest rates.

The accumulated benefit obligation at December 31, 2003 and 2002 was $4,901,000 and $4,778,000, respectively.

The Company expects to contribute approximately $650,000 to its retirement plan in 2004.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid ($000's):

                     2004                   $   16
                     2005                       23
                     2006                       23
                     2007                       68
                     2008                      120
                     2009 through 2013       1,521

The Bank has a benefit plan which permits eligible officers to defer a portion of their compensation. The deferred compensation balance, which accrues interest at 8% annually, is distributable in cash after retirement or termination of employment. The amount of such deferred compensation liability at December 31, 2003 and 2002 was $663,000 and $544,000, respectively.

The Bank also has a supplemental income plan which provides a covered employee an amount based on a percentage of average compensation, payable annually for ten years upon retirement. The projected benefit obligation included in other liabilities for this supplemental income plan at December 31, 2003 and 2002 is $159,000 and $132,000, respectively. The discount rate used to determine the present value of the obligation was 6.5% in 2003 and 2002. The service cost associated with this plan in each of the three years 2003, 2002, and 2001 was approximately $16,000. Interest costs were not material. Both of these plans are nonqualified and unfunded. Participation in each plan is limited to a select group of management.


NOTE 7 - STOCK OPTIONS AND AWARDS

The Company established an Ownership Incentive Plan (the "Plan") during 2002 that allows for stock-based awards to eligible employees, as determined by the Board of Directors. The awards may be in the form of stock options, share awards, and/or appreciation rights. The Plan provides for the issuance of up to 50,000 shares. No awards were granted during 2002. Stock options for 2,764 shares with an exercise price of $52.375 per share were granted to key executive officers of the Company during the first quarter, 2003. Such options vest ratably over a five year period and expire in 2013.

The estimated weighted-average fair value of the options granted in 2003 was $7.54 per option. The fair value was estimated at the date of grant using the Black-Scholes option-pricing model and the following assumptions:

   Risk-free interest rate                               2.72%
   Average dividend yield                                4.65%
   Volatility factor of the expected market
     price of the Company's common stock                25.79%
   Average life                                        4 years

                                    -22-

NOTE 8 - LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt consists of the following at December 31 ($000's):

                                                             2003     2002
   Federal Home Loan Bank notes                            $4,000    6,000
   Note payable to former shareholder of Dakin                197      253
                                                            -----    -----
       Total                                               $4,197    6,253
                                                            =====    =====

Maturities of long-term debt in the years ending December 31 are as follows ($000's):

                     2004                  $2,060
                     2005                      64
                     2006                   2,067
                     2007                       6
                     2008                       -

In August 2002, the Company retired $4.0 million in Federal Home Loan Bank notes bearing a weighted average interest rate of 7.72%. These notes were scheduled to mature in 2004 and 2005. In connection with this transaction, the Company recorded an expense of $425,000 in other non-interest expense in the 2002 consolidated statement of income, which is the required prepayment penalty.

At December 31, 2003, the Federal Home Loan Bank borrowings consist of two notes with three and five-year maturities and a weighted average interest rate of 4.97%. Interest on the notes is fixed and payable monthly. The notes are secured by $5.0 million of 1-4 family residential mortgage loans. Additionally, the Company is required to hold minimum levels of FHLB stock, based on the outstanding borrowings.

The note payable to a former shareholder of Dakin matures in 2007. Payments are due monthly at a nominal interest rate of 6%.

At December 31, 2003 and 2002, accrued interest and other liabilities include U.S. Treasury demand note borrowings of approximately $633,000 and $3,022,000, respectively.

NOTE 9 - INCOME TAXES

The provision for federal income taxes consists of ($000's):

                                                   2003      2002      2001
   Income taxes currently payable                $2,351     2,586     2,504
   Deferred income tax provision (benefit)           83       (63)      (64)
                                                  -----     -----     -----
   Provision for income taxes                    $2,434     2,523     2,440
                                                  =====     =====     =====

A reconciliation between the statutory income tax rate and the Company's effective tax rate follows:

                                                  2003        2002      2001
   Statutory tax rate                             34.0%       34.0%     34.0%
   Increase (decrease) resulting from-
     Tax exempt interest                          (7.2)       (6.1)     (5.4)
     Other-net                                    (0.2)       (0.1)      0.1
                                                  ----        ----      ----
       Effective tax rate                         26.6%       27.8%     28.7%
                                                  ====        ====      ====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has not recorded a valuation reserve related to deferred tax assets. Deferred tax assets and liabilities at December 31 consist of the following ($000's):

                                                             2003       2002
   Deferred tax assets:
    Allowance for loan losses                             $   591        522
    Amortization of intangibles                               263        315
                                                            -----      -----
                                                              854        837
                                                            -----      -----
   Deferred tax liabilities:
    Depreciation of premises and equipment                   (439)      (314)
    Unrealized gains on securities available-for-sale        (937)    (1,155)
    Deferred loan fees                                        (37)       (60)
    Pension and deferred compensation                         (28)       (61)
    FHLB stock dividends                                     (120)       (89)
                                                            -----      -----
                                                           (1,561)    (1,679)
                                                            -----      -----
        Net deferred tax asset (liability)                $  (707)      (842)
                                                            =====      =====

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

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

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent off-balance-sheet credit risk at December 31 were as follows ($000's):

                                                          2003        2002
       Commitments to extend credit                    $74,828       69,521
       Standby letters of credit                         6,770        6,938

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2003 and 2002, outstanding guarantees of $1,880,000 and $2,048,000, respectively, were issued to developers and contractors. These guarantees generally expire within one year and are fully secured. In addition, the Company has an approximate $4.9 million participation at December 31, 2003 and 2002 in a letter of credit securing payment of principal and interest on a bond issue. This letter of credit will expire July 15, 2006, and is secured by an assignment of rents and the underlying real property.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management's credit evaluation of the borrower. Collateral held varies, but may include deposit accounts, accounts receivable, inventory, property, plant and equipment, residential realty, and income-producing commercial properties.

At December 31, 2003, the Company is committed under various contracts to expend approximately $780,000 to complete certain building renovation projects and information technology system improvements.

The Company and its subsidiaries are parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated financial position or results of operations.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Company has entered into related party transactions with various directors and executive officers. Such transactions originate in the normal course of the Bank's operations as a depository and lending institution and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated customers. Management believes these loans do not involve more than a normal risk of collectibility or present other unfavorable features. At December 31, 2003 and 2002, certain executive officers, directors and associates of such persons were indebted to the Bank directly or as guarantors in the aggregate amount of $3,340,000 and $3,961,000,respectively. Loan activity for these officers and directors was as follows ($000's):

                                                          2003       2002
   Beginning balance                                    $3,961      3,169
   Additions                                             3,658      2,376
   Repayments                                            4,279      1,584
                                                         -----      -----
   Ending balance                                        3,340      3,961
                                                         =====      =====

Deposits from certain executive officers, directors and associates of such persons held by the Company at December 31, 2003 and 2002 amounted to $9,624,000 and $7,577,000, respectively.


NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments as of December 31, were as follows ($000's):

                                              2003               2002
                                       -----------------  -----------------
                                      Carrying     Fair    Carrying     Fair
                                       Amount     Value     Amount     Value
  FINANCIAL ASSETS:
    Cash and cash equivalents        $ 34,409    34,409     25,604   25,604
    Federal Reserve Bank and
     Federal Home Loan Bank stock       2,962     2,962      2,871    2,871
    Securities available-for-sale     150,939   150,939    136,178  136,178
    Loans, net                        315,683   323,754    322,832  329,447
  FINANCIAL LIABILITIES:
    Deposits                          463,033   466,522    442,220  449,644
    Short-term borrowings                 633       633      3,022    3,022
    Long-term debt                      4,197     4,481      6,253    6,545

The fair value of off-balance-sheet financial instruments at December 31, 2003 and 2002 was not material.

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


NOTE 13 - REGULATORY MATTERS

The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank. In 2003 and 2002, the Bank was required to maintain average reserve balances of $1,911,000 and $1,743,000, respectively.

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

                                              2003                2002
                                      ---------------------------------------
                                     Consolidated        Consolidated
                                       Company     Bank    Company     Bank
  Regulatory Capital:
    Shareholders' equity              $52,448     46,320   51,930     44,099
    Intangible assets                  (2,550)    (2,475)  (3,121)    (3,011)
    Net unrealized securities
     losses (gains)                    (1,819)    (1,752)  (2,242)    (2,152)
                                       ------     ------   ------     ------
      Tier 1 risk-based capital        48,079     42,093   46,567     38,936
    Eligible allowance for loan losses  2,150      2,150    2,000      2,000
                                       ------     ------   ------     ------
       Total risk-based capital       $50,229     44,243   48,567     40,936
                                       ======     ======   ======     ======
  Capital Ratios:
    Total risk-based                   15.58%      13.79%   15.36%     13.03%
    Tier 1 risk-based                  14.91%      13.12%   14.73%     12.39%
    Leverage                            9.34%       8.29%    9.21%      7.79%

The principal source of income and funds for LCNB Corp. is dividends paid by the Bank. The payment of dividends is subject to restriction by regulatory authorities. For 2004, the restrictions generally limit dividends to the aggregate of net income for the year 2004 plus the net earnings retained for 2003 and 2002. In addition, dividend payments may not reduce capital levels below minimum regulatory guidelines. Accordingly, future dividends may require the prior approval of the Comptroller of the Currency.

NOTE 14 - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for LCNB Corp., parent company only, follows ($000's):

  Condensed Balance Sheets
  December 31,
                                                          2003      2002
  Assets:
   Cash on deposit with subsidiary                     $    74     1,493
   Corporate and municipal debt securities               5,757     6,231
   Investment in subsidiaries                           46,628    44,199
   Other assets                                             40        30
                                                        ------    ------
       Total assets                                    $52,499    51,953
                                                        ======    ======

  Liabilities                                          $    51        23

  Shareholders' equity                                  52,448    51,930
                                                        ------    ------
  Total liabilities and shareholders'
   equity                                              $52,499    51,953
                                                        ======    ======

  Condensed Statements of Income
  Year ended December 31,
                                               2003       2002      2001
  Income:
   Dividends from subsidiary                 $3,746      5,485     5,676
   Interest                                     216        243       217
   Gain on sale of investment securities          3          9         -
                                              -----      -----     -----
  Total income                                3,965      5,737     5,893

  Total expense                                  40         40        45
                                              -----      -----     -----
  Income before income tax benefit and
   equity in undistributed income of
   subsidiary                                 3,925      5,697     5,848
  Income tax (expense) benefit                  (17)       (80)       15
  Equity in undistributed income
   of subsidiary                              2,829        923       204
                                              -----      -----     -----
  Net income                                 $6,737      6,540     6,067
                                              =====      =====     =====


Condensed Statements of Cash Flows
Year ended December 31,
                                               2003       2002      2001
  Cash flows from operating activities:
   Net income                               $ 6,737      6,540     6,067
   Adjustments for non-cash items -
   Equity in undistributed (income) excess
    dividends of subsidiary                  (2,829)      (923)     (204)
   Other, net                                   114        105        44
                                              -----      -----     -----
  Net cash provided by operating activities   4,022      5,722     5,907
                                              -----      -----     -----

  Cash flows from investing activities:
   Purchases of securities available-for-
    sale                                     (2,985)    (4,224)   (2,379)
   Proceeds from sales of securities
    available-for-sale                        1,775      3,992       300
   Proceeds from maturities of securities
    available-for-sale                        1,565      1,075         -
                                              -----      -----     -----
  Cash flow used in investing activities        355        843    (2,079)
                                              -----      -----     -----
  Cash flows from financing activities:
   Treasury shares purchased                 (2,163)    (1,677)     (516)
   Cash dividends paid                       (3,633)    (3,486)   (3,269)
                                              -----      -----     -----
  Cash flow used in financing activities     (5,796)    (5,163)   (3,785)
                                              -----      -----     -----
  Net change in cash                         (1,419)     1,402        43
  Cash at beginning of year                   1,493         91        48
                                              -----      -----     -----
  Cash at end of year                        $   74      1,493        91
                                              =====      =====     =====

                           LCNB CORP. AND SUBSIDIARIES
                       QUARTERLY FINANCIAL DATA (UNAUDITED)
                                   ($000's)

                                         Three Months Ended
                              --------------------------------------------
                              March 31     June 30     Sep. 30     Dec. 31
                              --------    --------    --------    --------
2003
----
Interest income                $7,117       6,914       6,661       6,745
Interest expense                2,324       2,329       2,052       1,975
                                -----       -----       -----       -----
Net interest income             4,793       4,585       4,609       4,770
Provision for loan losses         118          99         204         237
                                -----       -----       -----       -----
Net interest income
 after provision                4,675       4,486       4,405       4,533
Net gain on sale of securities      -           -           3           6
Other non-interest income       1,515       1,640       1,673       1,960
Total non-interest expenses     3,935       3,875       4,037       3,878
                                -----       -----       -----       -----
Income before income taxes      2,255       2,251       2,044       2,621
Provision for income taxes        649         553         518         714
                                -----       -----       -----       -----
Net income                     $1,606       1,698       1,526       1,907
                                =====       =====       =====       =====
Earnings per common share:
  Basic                        $ 0.93        0.99        0.89        1.13
  Diluted                        0.93        0.99        0.89        1.13


2002
----
Interest income                $7,406       7,529       7,737       7,491
Interest expense                2,705       2,721       2,731       2,513
                                -----       -----       -----       -----
Net interest income             4,701       4,808       5,006       4,978
Provision for loan losses          54          71         122         101
                                -----       -----       -----       -----
Net interest income
 after provision                4,647       4,737       4,884       4,877
Net gain on sale of securities      9          12         408           -
Other non-interest income       1,192       1,142       1,258       1,602
Total non-interest expenses     3,723       3,696       4,475       3,811
                                -----       -----       -----       -----
Income before income taxes      2,125       2,195       2,075       2,668
Provision for income taxes        599         619         589         716
                                -----       -----       -----       -----
Net income                     $1,526       1,576       1,486       1,952
                                =====       =====       =====       =====
Earnings per common share:
  Basic                        $ 0.88        0.92        0.86        1.13
  Diluted                        0.88        0.92        0.86        1.13

Other non-interest income is greater in the three months ended December 31 of both years primarily due to trust income recognized by the Bank and contingency income recognized by Dakin. Trust fees are generally charged annually and are based on a trust's market value, which can vary depending on economic conditions at the time the fees are charged. Fees are accrued during the year using management's best estimate and are adjusted to reflect current conditions during the fourth quarter. Contingency income is received from insurance underwriters on an annual basis, and the amount received can vary significantly depending on many factors outside of Dakin's control. Dakin therefore does not recognize contingency income until the amount to be received is known, which generally occurs during the fourth quarter. Another factor contributing to the 2003 increase in other non-interest income during the fourth quarter was the introduction of a new overdraft protection program during August, 2003.