Form 10-K, Exhibit 13
period 2004-12-31
LCNB CORP
filed 2005-03-01
CIK 1074902

EXHIBIT 13

LCNB Corp. 2004 Annual Report

President's Letter to Shareholders (pages 2 - 3 of Annual Report):

Dear Shareholders,

The theme of this year’s Annual Report is “Preparing for our Future – Everyday.” While our corporate culture has always been based on integrity, conservative business models, service and confidentiality, within this foundation has also been the willingness to evolve and change. The ability to change without compromising principles has always been essential to both longevity and prosperity.

Preparing for our future encompasses facilities, systems, products, delivery channels and, most important of all, people. We work every day to improve in every aspect of our business because we believe that is the best way to serve the interest of our shareholders and our customers.

The success we experienced in 2004 is the direct result of the hard work and dedication of our 256 LCNB and Dakin employees. Their willingness to embrace change and to “prepare for our future – every day” is what sets us apart and ensures our tomorrow.

Financially, 2004 was a challenging year as low interest rates and a declining interest rate margin resulted in a decrease in tax-equivalent interest income of $1,873,000. Fortunately, we were able to reduce our interest expense, increase our non-interest income faster than our non-interest expense, take gains on investments, and as a result, post exactly the same earnings per share in 2004 that we enjoyed in 2003.

Net income for 2004 was $6.6 million, representing a 1.29% return on average assets and a 12.56% return on average shareholders equity. Earnings per share were $1.97 matching the earnings per share in 2003 of $1.97. Total assets at year-end totaled $522.3 million, which was flat when compared to the $523.6 million in total assets at the end of 2003. Total capital, or shareholders equity, at December 31, 2004 was $52.3 million as compared to $52.4 million at December 31, 2003. Our capital position remains strong and it is management’s intention to maintain the FDIC “Well Capitalized” designation.

For the 19th consecutive year your Board of Directors increased the dividend paid to shareholders. The total dividend paid in 2004 was $1.115 per share compared with $1.0625 in 2003 for a 4.94% increase. The 2004 dividend added to the appreciation in the value of a share of LCNB Corp. stock resulted in a total annual return of 14.61%.

Loan growth proved to be an important component of our success in 2004. Our loan portfolio grew by $18.8 million or 5.90%. This growth was achieved in spite of the fact that during 2004 LCNB exited the credit card market because of the high administrative cost of servicing a small portfolio. LCNB will continue to offer credit card products under a marketing agreement with MBNA. Our overall asset quality remained high with a low delinquency rate of .23%.

Total deposits grew $867,000 during 2004, with non-interest bearing deposits growing $7.3 million and interest bearing deposits declining $6.4 million. Due to our extremely liquid position and declining interest rate margin we chose not to be aggressive in seeking interest bearing deposits. We look forward to changes in the future that will allow us to be more aggressive in this area.

Another key factor in our success was the growth we experienced in non-interest income. The push to grow our line of products and our delivery channels paid off in 2004. Along with our commercial bank, the Trust Department, brokerage unit and insurance subsidiary all contributed to non-interest income. With the decline in interest income, noted earlier, the non-interest income became essential to our continued success.

The following financial highlight shows total assets under management as of December 31, 2004 and 2003 and the percent change for each category.

Assets Under Management ($000’s)	2004	2003	% Change
LCNB Corp. total assets	$522,251	523,608	-0.26%
Trust and investments*	180,122	165,499	8.84%
Mortgage loans serviced	46,345	54,802	-15.43%
Business cash management	26,554	20,985	26.54%
Brokerage accounts*	24,826	13,612	82.38%
Total assets managed	$800,098	778,506	2.77%

*at fair market value

In addition to this illustration of assets under management, our Dakin Insurance subsidiary has also experienced continued growth. The measurement for growth in the insurance industry is not assets under management, but premiums written. In less than the five years that Dakin has been part of LCNB Corp. (they became a wholly-owned subsidiary on April 11, 2000), premiums written have grown from $4.5 million to $8.8 million.

Non-interest income from all sources within the LCNB Corp. family of products, including gains from sales of the credit card portfolio and securities, grew 12.68% in 2004.

Additional statistical data and information on our financial performance for 2004 are available in the Management Discussion and Analysis (MD&A) document. The MD&A document is enclosed with the initial mailing of this Annual Report to shareholders and is also available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission and is available upon request or from the Shareholder information section of our website, www.LCNB.com.

Preparing for our future involved extraordinary efforts by all of our employees throughout the 366 days of 2004. The renovation of our main office was the most significant of our tasks. Through this project we positioned our bank, from a facilities standpoint, to grow to a billion dollars in total assets. We now have corporate, financial reporting, training and data processing on the third floor. All loan functions and item processing occupy the second floor. The first floor houses all of our deposit services, our call center, human resources, accounting, trust, insurance, and our main office branch operation. The main office is now configured to provide the very best in support to our branch offices and most importantly, to our customers. These new facilities join our state-of-the-art computer, phone and network systems to provide the backbone of our financial service delivery.

During 2004 we received permission from the Office of the Comptroller of the Currency to open our 19th and 20th offices. Fairfield opened in November and the new Lebanon High School branch office will open during the first quarter of 2005. Fairfield is our fifth office in Butler County. We see Butler County as a major contributor to our future growth. The Lebanon High School office will not only provide full-service banking to our future customers, but is designed to train future bankers and help provide much needed financial literacy training to the entire school. On the systems front, we made a move to migrate all of our internal access points to Microsoft Windows XP. We completed our conversion to a new platform automation system, continued to prepare for Check 21 and installed several upgrades to our existing computer programs.

Our strategic initiatives revolved around our strong capital position and our need to employ that capital for the benefit of our shareholders. We moved forward with five programs in this area. The first was the continuation of our stock buyback programs to increase shareholder value. The second was to continue an aggressive dividend payout program. The third was to spend capital to position our bank for continued organic or internal growth. The fourth is to be more aggressive in acquiring facilities, deposits and loans, or entire bank partners. The fifth and final method is our willingness to invest more capital in our insurance operation for growth through acquisition.

To properly position us for future acquisition opportunities, you will see proposals presented at our Annual Meeting to authorize additional shares of common stock and to authorize a new preferred class of stock. Both of these proposals will place in reserve shares of stock that could be used in the future for acquisition opportunities.

2004 also saw a continuation of LCNB Corp.’s commitment to the communities we serve. In addition to over $100,000 in various corporate donations and other corporate support, our directors, officers and employees provide personal support to over 96 organizations that work to improve the quality of life in our region.

The Annual Meeting for LCNB Corp. will be April 12, 2005 at 10:00am EST at our Main Office located at 2 North Broadway in Lebanon, Ohio. Proxy material is included with this mailing. You will notice a significant event in the history of Lebanon Citizens National Bank and LCNB Corp. when you review the Proxy material. Howard E. Wilson and James B. Miller are not standing for re-election to the Board of Directors. These two individuals represent a combined 62 years of service to our bank and our community. Jim Miller joined the bank Board in 1980 and has always demonstrated the highest standards as he represented the shareholders and worked to provide the very best in services for our customers. Howard Wilson joined the bank in 1968 and led our bank from a small 16 million dollar hometown bank to the full-service financial corporation we know today. Always embracing community bank standards, Howard Wilson provided leadership that included vision, integrity, compassion and a drive for excellence. The lessons we learned as young officers through his leadership will guide your bank and us for many years to come.

Please review, sign and return the Proxy in the envelope provided. We would be pleased to have you attend our Annual Meeting in person. Thank you for your continued support.

Stephen P. Wilson

President/Chief Executive Officer

Financial Statements and Supplementary Data (pages 14 - 24 of Annual Report):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

LCNB Corp. and subsidiaries

Lebanon, Ohio

We have audited the accompanying consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCNB Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LCNB Corp. and subsidiaries’ internal control over financial reporting as of December 31, 2004, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 14, 2005 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ J.D. Cloud & Co. L.L.P.
Certified Public Accountants

Cincinnati, Ohio
February 14, 2005

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2004	2003
ASSETS:
Cash and due from banks	$10,715	11,784
Federal funds sold	32,400	22,625
Total cash and cash equivalents	43,115	34,409

Securities available for sale, at market value	113,437	150,939
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	3,058	2,962
Loans, net	334,440	315,683
Premises and equipment, net	12,233	12,009
Intangibles, net	2,173	2,832
Other assets	13,795	4,774
TOTAL ASSETS	$522,251	523,608

LIABILITIES:
Deposits -
Noninterest-bearing	$73,417	66,159
Interest-bearing	390,483	396,874
Total deposits	463,900	463,033
Long-term debt	2,137	4,197
Accrued interest and other liabilities	3,918	3,930
TOTAL LIABILITIES	469,955	471,160

SHAREHOLDERS' EQUITY:
Common stock-no par value, authorized 4,000,000 shares; 3,551,884 shares issued	10,560	10,560
Surplus	10,553	10,553
Retained earnings	36,735	33,872
Treasury shares at cost, 223,585 and 177,508 shares at December 31, 2004 and 2003, respectively	(6,078)	(4,356)
Accumulated other comprehensive income, net of taxes	526	1,819
TOTAL SHAREHOLDERS' EQUITY	52,296	52,448

TOTAL LIABILITES AND SHAREHOLDERS' EQUITY	$522,251	523,608

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2004	2003	2002
INTEREST INCOME:
Interest and fees on loans	$20,517	21,991	24,792
Dividends on Federal Reserve Bank and Federal Home Loan Bank stock	136	129	139
Interest on investment securities-
Taxable	2,792	3,040	3,068
Non-taxable	1,954	2,100	1,825
Other short-term investments	249	177	339
TOTAL INTEREST INCOME	25,648	27,437	30,163

INTEREST EXPENSE:
Interest on deposits	7,157	8,395	10,102
Interest on short-term borrowings	6	6	13
Interest on long-term debt	205	279	555
TOTAL INTEREST EXPENSE	7,368	8,680	10,670
NET INTEREST INCOME	18,280	18,757	19,493
PROVISION FOR LOAN LOSSES	489	658	348

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	17,791	18,099	19,145

NON-INTEREST INCOME:
Trust income	1,544	1,308	1,145
Service charges and fees	3,836	3,126	2,521
Net gain on sales of securities	306	9	429
Insurance agency income	1,359	1,464	1,164
Gains from sales of mortgage loans	52	758	235
Gain from sale of credit card portfolio	403	-	-
Other operating income	159	132	129
TOTAL NON-INTEREST INCOME	7,659	6,797	5,623

NON-INTEREST EXPENSE:
Salaries and wages	6,955	6,808	6,531
Pension and other employee benefits	1,875	1,737	1,702
Equipment expenses	1,030	1,021	877
Occupancy expense – net	1,178	1,115	1,029
State franchise tax	581	552	529
Marketing	436	385	394
Intangible amortization	598	609	608
ATM expense	310	292	412
Computer maintenance and supplies	402	364	240
Other non-interest expense	3,039	2,842	3,383
TOTAL NON-INTEREST EXPENSE	16,404	15,725	15,705

INCOME BEFORE INCOME TAXES	9,046	9,171	9,063

PROVISION FOR INCOME TAXES	2,450	2,434	2,523
NET INCOME	$6,596	6,737	6,540

Earnings per common share:
Basic	$1.97	1.97	1.90
Diluted	1.97	1.97	1.90

Weighted average shares outstanding:
Basic	3,351,146	3,417,254	3,447,548
Diluted	3,352,297	3,417,652	3,447,548

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31,
(Dollars in thousands, except per share amounts)

					Accumulated
					Other	Total
	Common		Retained	Treasury	Comprehensive	Shareholders'	Comprehensive
	Shares	Surplus	Earnings	Shares	Income	Equity	Income

Balance January 1, 2002	$10,560	10,553	27,714	(516)	1,196	49,507

Net income			6,540			6,540	6,540

Net unrealized gain on available- for-sale securities (net of taxes of $685)					1,329	1,329	1,329

Reclassification adjustment for net realized gain on sale of available- for-sale securities included in net income (net of taxes of $146)					(283)	(283)	(283)

Total comprehensive income							7,586

Treasury shares purchased				(1,677)		(1,677)

Cash dividends declared, $1.0125 per share			(3,486)			(3,486)

Balance, December 31, 2002	10,560	10,553	30,768	(2,193)	2,242	51,930

Net income			6,737			6,737	6,737

Net unrealized loss on available- for-sale securities (net of tax benefit of $215)					(417)	(417)	(417)

Reclassification adjustment for net realized gain on sale of available- for-sale securities included in net income (net of taxes of $3)					(6)	(6)	(6)

Total comprehensive income							6,314

Treasury shares purchased				(2,163)		(2,163)

Cash dividends declared, $1.0625 per share			(3,633)			(3,633)

Balance, December 31, 2003	10,560	10,553	33,872	(4,356)	1,819	52,448

Net income			6,596			6,596	6,596

Net unrealized loss on available- for-sale securities (net of tax benefit of $562)					(1,091)	(1,091)	(1,091)

Reclassification adjustment for net realized gain on sale of available- for-sale securities included in net income (net of taxes of $104)					(202)	(202)	(202)

Total comprehensive income							5,303

Treasury shares purchased				(1,722)		(1,722)

Cash dividends declared, $1.115 per share			(3,733)			(3,733)

Balance, December 31, 2004	$10,560	10,553	36,735	(6,078)	526	52,296

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Dollars in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,596	6,737	6,540
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation, amortization and accretion	2,974	3,209	2,548
Provision for loan losses	489	658	348
Deferred income tax provision (benefit)	(14)	83	(63)
Federal Home Loan Bank stock dividends	(96)	(91)	(99)
Realized gains on sales of securities available for sale	(306)	(9)	(429)
Realized gain on sale of credit card portfolio	(403)	-	-
Origination of mortgage loans for sale	(2,237)	(35,060)	(20,852)
Realized gains from sales of mortgage loans	(52)	(758)	(235)
Proceeds from sales of mortgage loans	2,264	35,448	21,087
(Increase) decrease in income receivable	642	(72)	98
(Increase) decrease in other assets	337	(238)	(261)
Increase (decrease) in other liabilities	32	106	(308)
TOTAL ADJUSTMENTS	3,630	3,276	1,834

NET CASH FLOWS FROM OPERATING ACTIVITIES	10,226	10,013	8,374

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities available for sale	36,315	1,775	25,739
Proceeds from maturities of securities available for sale	36,620	46,959	29,093
Purchases of securities available for sale	(38,007)	(65,429)	(91,171)
Purchases of bank-owned life insurance	(10,000)	-	-
Proceeds from sale of credit card portfolio	2,927	-	-
Net decrease (increase) in loans	(22,059)	6,283	1,829
Purchases of premises and equipment	(1,306)	(1,394)	(1,061)
Proceeds from sales of premises and equipment	2	26	3
NET CASH FLOWS FROM INVESTING ACTIVITIES	4,492	(11,780)	(35,568)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	867	20,813	27,449
Net change in short-term borrowings	636	(2,389)	2,329
Principal payments on long-term debt	(2,060)	(2,056)	(6,053)
Cash dividends paid	(3,733)	(3,633)	(3,486)
Purchases of treasury shares	(1,722)	(2,163)	(1,677)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(6,012)	10,572	18,562

NET CHANGE IN CASH AND CASH EQUIVALENTS	8,706	8,805	(8,632)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,409	25,604	34,236

CASH AND CASH EQUIVALENTS AT END OF YEAR	$43,115	34,409	25,604

SUPPLEMENTAL CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
Interest	$7,388	8,778	10,968
Income taxes	2,416	2,245	2,540

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

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

BASIS OF PRESENTATION-

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions are eliminated in consolidation.  The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (“GAAP”) and with general practices in the banking industry.

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

STOCK DIVIDEND-

The Board of Directors of the Company at the regular meeting of April 13, 2004 declared a stock dividend of one share for each share owned by shareholders of record on April 20, 2004.  The stock dividend was paid on April 30, 2004 and was accounted for as a stock split.  All share and per share information for all periods presented have been retroactively restated to reflect the stock dividend.

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

INVESTMENT SECURITIES-

All of the Company's debt securities are classified as available for sale and are reported at fair value with unrealized holding gains and losses reported net of income taxes as Accumulated Other Comprehensive Income, a separate component of shareholders' equity. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income using the level-yield method.  Realized gains or losses from the sale of securities are computed using the specific identification method.  Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other than temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for period of time sufficient to allow for any anticipated recovery in fair value.  Currently, the Company and its subsidiaries do not hold any derivatives or conduct hedging activities.

Federal Home Loan Bank ("FHLB") stock is an equity interest in the Federal Home Loan Bank of Cincinnati.  It can be sold only at its par value of $100 per share and only to the FHLB or to another member institution.  In addition, the equity ownership rights are more limited than would be the case for a public company because of the oversight role exercised by the Federal Housing Finance Board in the process of budgeting and approving dividends.  Federal Reserve Bank stock is similarly restricted in marketability and value.  Both investments are carried at cost, which is their par value.

LOANS AND ALLOWANCE FOR LOAN LOSSES-

Loans are stated at the principal amount outstanding, net of unearned income, deferred origination fees and costs, and the allowance for loan losses.  Interest income is accrued on the unpaid principal balance.  Generally, a loan is placed on non-accrual status when there is an indication that the borrower’s cash flow may not be sufficient to meet payments as they come due, unless the loan is well secured and in the process of collection.  Subsequent cash receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded once principal recovery is reasonably assured.  The current year's accrued interest on loans placed on non-accrual status is charged against earnings.  Previous years' accrued interest is charged against the allowance for loan losses.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of loan yields.  These amounts are being amortized over the lives of the related loans.

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.  The allowance is an amount that management believes will be adequate to absorb possible losses on loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience.  The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

The allowance consists of specific, general, and unallocated components.  The specific component relates to loans that are classified as either doubtful, substandard, or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

PREMISES AND EQUIPMENT-

Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on both the straight-line and accelerated methods over the estimated useful lives of the assets, generally 15 to 40 years for premises and 3 to 10 years for equipment.  Costs incurred for maintenance and repairs are expensed currently.

REAL ESTATE ACQUIRED THROUGH FORECLOSURE-

Real estate acquired through foreclosure is recorded at the lower of cost or fair value, less estimated selling costs.  The allowance for loan losses is charged for any write down of the loan’s carrying value to fair value at the date of acquisition.  Any subsequent reductions in fair value are recorded to other non-interest expense.  Expenses incurred from holding foreclosed real estate are charged to other non-interest expense as incurred.

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

INTANGIBLE ASSETS-

The Company's intangible assets at December 31, 2004 primarily represent the unamortized intangible related to the Company's 1997 acquisition of three branch offices from another bank.  Management determined its 1997 branch office acquisition did not meet the definition of a business combination and continues to amortize the intangible over ten years, subject to periodic review for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144.  At December 31, 2004, the carrying amount of this intangible was $1.9 million, net of accumulated amortization of $4.2 million.

Mortgage servicing rights on originated mortgage loans that have been sold are capitalized by allocating the total cost of the loans between mortgage servicing rights and the loans based on their relative estimated fair values.  Capitalized mortgage servicing rights are amortized to loan servicing income in proportion to and over the period of estimated servicing income.  Such assets are periodically evaluated as to the recoverability of their carrying value.

Annual estimates of intangible amortization expense, including amortization of the mortgage servicing rights asset, for the years 2005 through 2009 are $650,000, $650,000, $580,000, $252,000, and $24,000, respectively.

BANK OWNED LIFE INSURANCE-

The Company has purchased life insurance policies on certain officers of the Company.  Bank owned life insurance is recorded at its estimated cash surrender value and is included in other assets in the consolidated balance sheet.  Income on the policies, based on the increase in cash surrender value, is included in other non-interest income in the consolidated statements of income.

MARKETING EXPENSE-

Marketing costs are expensed as incurred.

EMPLOYEE BENEFITS-

The Company has a noncontributory pension plan covering full-time employees. The retirement plan cost is made up of several components that reflect different aspects of the Company's financial arrangements as well as the cost of benefits earned by employees. These components are determined using the projected unit credit actuarial cost method and are based on certain actuarial assumptions.

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

STOCK OPTIONS-

The Company established an Ownership Incentive Plan (the "Plan") during 2002 that is more fully described in Note 7.  The Company accounts for the Plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.  No stock-based employee compensation cost is reflected in net income, as all options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of grant.  The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2004 and 2003 if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (000's):

	2004	2003
Net income, as reported	$6,596	6,737
Deduct total stock-based employee compensation expense estimated using Black-Scholes model, net of tax	6	3

Pro-forma net income	$6,590	6,734

The pro-forma affect of the above adjustment on basic and diluted earnings per share was not material.

INCOME TAXES-

Deferred income taxes are determined using the liability method of accounting.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

STATEMENTS OF CASH FLOWS-

For purposes of reporting cash flows, cash and cash equivalents include cash, balances due from banks, and federal funds sold, all highly liquid investments with original maturities of three months or less.

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

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

Earnings per share for the years ended December 31, 2004, 2003, and 2002 were calculated as follows ($000’s except per share data):

	2004	2003	2002

Net income (loss)	$6,596	6,737	6,540

Weighted average number of shares outstanding used in the calculation of basic earnings per common share	3,351,146	3,417,254	3,447,548

Add - Dilutive effect of stock options (a)	1,151	398	-

Adjusted weighted average number of shares outstanding used in the calculation of diluted earnings per common share	3,352,297	3,417,652	3,447,548

Basic earnings per common share	$1.97	1.97	1.90

Diluted earnings per common share	1.97	1.97	1.90

(a)  Stock options were not outstanding during the year ended December 31, 2002.

RECLASSIFICATIONS-

Certain prior period data presented in the financial statements has been reclassified to conform with the current year presentation.

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS-

SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29, was issued in December, 2004.  It amends the guidance in Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate an exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  Under SFAS No. 153, a nonmonetary exchange will have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is not expected to have a material impact on the Company’s financial statements.

SFAS No. 123 (revised 2004), Share-Based Payment, was issued in December, 2004 and replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB No. 25, Accounting for Stock Issued to Employees.  SFAS No. 123 (revised) focuses primarily on accounting for transactions where employees receive share-based compensation, but also covers transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of equity instruments.  SFAS No. 123 (revised) generally requires an entity to recognize expense for the grant-date fair value of share-based compensation, where the original SFAS No. 123 encouraged but did not require an entity to recognize expense for such transactions.  The estimated cost of share-based compensation is to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.  SFAS No. 123 (revised) is effective for the first interim or annual reporting period that begins after June 15, 2005.  The Company will be required to adopt SFAS No. 123 (revised) no later than July 1, 2005.  The Company intends to adopt the provisions of SFAS No. 123 (revised) in the first quarter of 2005 using the modified prospective approach as allowed by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.  Adoption of SFAS No. 123 (revised) is not expected to have a material short-term impact on the Company’s financial statements because of its relatively limited use of options.

NOTE 2 -

INVESTMENT SECURITIES

The amortized cost and estimated market value of available-for-sale investment securities at December 31 are summarized as follows (000’s):

	2004
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury notes	$1,193	1	-	1,194
U.S. Agency notes	23,940	45	196	23,789
U.S. Agency mortgage- backed securities	28,659	98	254	28,503
Municipal securities:
Non-taxable	51,149	1,197	74	52,272
Taxable	7,699	55	75	7,679
	$112,640	1,396	599	113,437

	2003
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury notes	$2,137	12	-	2,149
U.S. Agency notes	61,397	608	183	61,822
U.S. Agency mortgage- backed securities	20,951	158	121	20,988
Municipal securities:
Non-taxable	52,441	2,002	34	54,409
Taxable	11,258	357	44	11,571
	$148,184	3,137	382	150,939

Contractual maturities of debt securities at December 31, 2004 were as follows (000’s).  Actual maturities may differ from contractual maturities when issuers have the right to call or prepay obligations.

	Amortized	Market
	Cost	Value

Due within one year	$15,754	15,829
Due from one to five years	47,118	47,445
Due from five to ten years	12,152	12,427
Due after ten years	8,957	9,233
	83,981	84,934

U.S. Agency mortgage-backed securities	28,659	28,503
	$112,640	113,437

NOTE 2 -

INVESTMENT SECURITIES (Continued)

Information concerning securities with gross unrealized losses at December 31, 2004, aggregated by length of time that individual securities have been in a continuous loss position, is as follows (000’s):

	Less than Twelve Months		More than Twelve Months
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses

U.S. Treasury notes	$-	-	-	-
U.S. Agency notes	11,085	87	5,095	109
U.S. Agency mortgage backed securities	18,492	229	1,351	25

Municipal securities:
Non-taxable	5,937	64	384	10
Taxable	4,196	58	308	17
	$39,710	438	7,138	161

The decline in the fair values is primarily due to increases in market interest rates.  Because the Company has the ability and intent to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair values, no individual declines are deemed to be other than temporary.

For the years ended December 31, 2004, 2003, and 2002, proceeds from sales of securities available for sale amounted to $36,315,000, $1,775,000, and $25,739,000, respectively.  Gross gains realized on sales were $306,000, $18,000, and $446,000 for 2004, 2003 and 2002, respectively.  Gross realized losses during 2004, 2003 and 2002 amounted to $0, $9,000 and $17,000, respectively.  The tax provision applicable to these net realized gains amounted to $104,000, $3,000, and $146,000, respectively.

Investment securities with a market value of $56,733,000 and $74,130,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 3 -

LOANS

Major classifications of loans at December 31 are as follows (000's):

	2004	2003

Commercial and industrial	$32,931	30,519
Commercial, secured by real estate	107,138	99,461
Residential real estate	159,286	139,305
Consumer, excluding credit card	34,672	43,283
Agricultural	1,653	1,192
Credit card	-	2,707
Other loans	167	212
Lease financing	253	588
	336,100	317,267
Deferred net origination costs	490	566
	336,590	317,833
Allowance for loan losses	(2,150)	(2,150)
Loans-net	$334,440	315,683

Changes in the allowance for loan losses were as follows (000's):

	2004	2003	2002

BALANCE - BEGINNING OF YEAR	$2,150	2,000	2,000
Provision for loan losses	489	658	348
Charge-offs	(614)	(560)	(390)
Recoveries	125	52	42
BALANCE - END OF YEAR	$2,150	2,150	2,000

Non-accrual, past-due, and restructured loans at December 31, 2004 and 2003 were as follows (000’s)

	2004	2003

Non-accrual loans	$-	794
Past-due 90 days or more and still accruing	165	2,442
Restructured loans	1,817	-
Total	$1,982	3,236

Non-accrual loans at December 31, 2003 included a commercial loan in the amount of $564,000, which was paid in full during the second quarter, 2004; a consumer loan in the amount of $146,000; and residential real estate mortgage loans in the amount of $84,000.  Interest income that would have been recorded during 2003 if loans on a non-accrual status at December 31, 2003 had been current and in accordance with their original terms was approximately $72,000.

NOTE 3 -

LOANS (Continued)

The restructured loan at December 31, 2004 consists of a commercial loan whose predecessor loans were classified as loans past due 90 days or more and still accruing at December 31, 2003, at which time they had a total balance of $2,030,000.  Information received during the first quarter, 2004, raised uncertainties concerning the collectibility of certain collateral and management transferred the loans to the non-accrual classification, where they remained until they were re-written in October, 2004.  The $213,000 difference in the loan balances at December 31, 2004 and 2003 is due to principal payments received.  All related interest due on the predecessor loans was paid during October, 2004, and the loans were re-written at that time.  Such interest has been recorded on a cash basis as received.  The restructured loan is secured by a combination of mortgages and other collateral.

The following is a summary of information pertaining to loans considered to be impaired in accordance with SFAS No. 114 at December 31 (000’s):

	2004	2003

Impaired loans without a valuation allowance	$71	84
Impaired loans with a valuation allowance	2,049	2,740
Total impaired loans	2,120	2,824

Valuation allowance related to impaired loans	$540	674

The average balance of impaired loans during 2004 and 2003 was $2,629,000 and $2,857,000, respectively.  During 2004 the Company received and recognized $164,000 of interest income on impaired loans.  During 2003 the Company accrued interest income totaling $183,000 on impaired loans classified as past due 90 days or more and still accruing because they were considered well secured and in the process of collection.  This accrued interest was received during the first quarter, 2004.

The Company is not committed to lend additional funds to debtors whose loans have been modified to provide a reduction or deferral of principal or interest because of deterioration in the financial position of the borrower.

Mortgage loans sold to and serviced for the Federal Home Loan Mortgage Corporation are not included in the accompanying balance sheets.  The unpaid principal balances of those loans at December 31, 2004, 2003 and 2002 were $46,345,000, $54,802,000, and $36,592,000 respectively.

Approximately $25,000 and $370,000 in mortgage servicing rights were capitalized and $86,000 and $49,000 was amortized to loan servicing income during the years ended  December 31, 2004 and 2003, respectively.

NOTE 4 -

PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows (000's):

	2004	2003

Land	$2,244	2,244
Buildings	10,592	9,843
Equipment	8,888	8,442
Construction in progress	81	408
Total	21,805	20,937
Less - Accumulated depreciation	9,572	8,928
Premises and equipment – net	$12,233	12,009

Depreciation charged to income was $1,080,000 in 2004, $1,040,000 in 2003 and $999,000 in 2002.

Some of the Bank's branches, telephone equipment, and other equipment are leased under agreements expiring at various dates through 2050.  These leases are accounted for as operating leases.  At December 31, 2004, required minimum annual rentals due in the future on non-cancelable leases having terms in excess of one year aggregated $2,189,000.  Minimum annual rentals for each of the years 2005 through 2009 are as follows (000's):

2005	$296
2006	275
2007	155
2008	30
2009	30

Rental expense for all leased branches and equipment amounted to $321,000 in 2004, $309,000 in 2003 and $305,000 in 2002.

NOTE 5 -

DEPOSIT LIABILITIES

Contractual maturities of time deposits at December 31, 2004 were as follows (000’s):

	Certificates	All other
	over $100,000	Certificates	Total

2005	$26,082	53,507	79,589
2006	8,182	27,483	35,665
2007	6,067	23,422	29,489
2008	621	8,464	9,085
2009	309	2,916	3,225
Thereafter	13,843	13,465	27,308
	$55,104	129,257	184,361

NOTE 6 -

EMPLOYEE BENEFITS

The Company's noncontributory defined benefit retirement plan covers all regular full-time employees.  The benefits are based on years of service and the employee's highest average compensation during five consecutive years.  Pension costs are funded based on the Plan's actuarial cost method.  All plan assets are invested in time and other deposits with the Bank.

The Company used a December 31 measurement date for its retirement plan starting in 2004 and a September 30 measurement date for previous years.

The components of net periodic pension cost are summarized as follows (000's):

	2004	2003	2002

Service cost	$624	624	629
Interest cost	296	298	262
Expected return on plan assets	(325)	(233)	(248)
Amortization of unrecognized transition obligation	-	-	10
Recognized net actuarial loss (gain)	2	(46)	5
Net periodic pension cost	$597	643	658

A summary of the Plan's prepaid benefit cost, included in other assets on the consolidated balance sheets, and the Plan's funded status at December 31 follows (000's):

	2004	2003
Change in projected benefit obligations
Projected benefit obligation at beginning of year	$5,732	5,733
Service cost	624	624
Interest cost	296	298
Actuarial gain	(181)	(336)
Benefits paid	(394)	(587)
Projected benefit obligation at end of year	6,077	5,732

Change in plan assets
Fair value of plan assets at beginning of year	5,942	5,678
Actual return on plan assets	114	233
Employer contribution	626	618
Benefits paid	(394)	(587)
Fair value of plan assets at end of year	6,288	5,942

Funded status	211	210
Unrecognized net actuarial loss	654	626
Prepaid benefit cost	$865	836

NOTE 6 -

EMPLOYEE BENEFITS  (Continued)

Significant actuarial assumptions used for 2004 and 2003 included a discount rate, an expected long-term rate of return on Plan assets, and a future compensation rate increase of 5.50%, 5.50%, and 4.00%, respectively.  The expected long-term rate of return on Plan assets was estimated using historic returns on investments, adjusted for expected long-term interest rates.

The accumulated benefit obligation at December 31, 2004 and 2003 was $5,478,000 and $4,901,000, respectively.

The Company expects to contribute approximately $650,000 to its retirement plan in 2005.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (000's):

2005	$7
2006	7
2007	35
2008	76
2009	153
2010 through 2014	1,796

The Bank has a benefit plan which permits eligible officers to defer a portion of their compensation.  The deferred compensation balance, which accrues interest at 8% annually, is distributable in cash after retirement or termination of employment.  The amount of such deferred compensation liability at December 31, 2004 and 2003 was $797,000 and $663,000, respectively.

The Bank also has a supplemental income plan which provides a covered employee an amount based on a percentage of average compensation, payable annually for ten years upon retirement. The projected benefit obligation included in other liabilities for this supplemental income plan at December 31, 2004 and 2003 is $192,000 and $159,000, respectively. The discount rate used to determine the present value of the obligation was 5.5% in 2004 and 6.5% in 2003. The service cost associated with this plan was $24,000 for 2004 and approximately $16,000 for each year in 2003 and 2002.  Interest costs were approximately $10,000, $9,000, and $8,000 for 2004, 2003, and 2002, respectively.  Both of these plans are nonqualified and unfunded.  Participation in each plan is limited to a select group of management.

NOTE 7 -

STOCK OPTIONS AND AWARDS

The Company established an Ownership Incentive Plan (the "Plan") during 2002 that allows for stock-based awards to eligible employees, as determined by the Board of Directors.  The awards may be in the form of stock options, share awards, and/or appreciation rights.  The Plan provides for the issuance of up to 100,000 shares.  No awards were granted during 2002.  Stock options for 4,054 and 5,528 shares with an exercise price of $35.32 and $26.19 per share were granted to key executive officers of the Company during the first quarter, 2004 and 2003, respectively.  Such options vest ratably over a five year period and expire in 2013.  No options have been exercised through December 31, 2004.

The estimated weighted-average fair value of the options granted in 2004 and 2003 were $5.57 and $3.77 per option, respectively.  The fair value was estimated at the date of grant using the Black-Scholes option-pricing model and the following assumptions:

	2004	2003
Risk-free interest rate	2.76%	2.72%
Average dividend yield	3.50%	4.65%
Volatility factor of the expected market
price of the Company's common stock	24.54%	25.79%
Average life	4 years	4 years

NOTE 8 -     LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt consists of the following at December 31 (000’s):

	2004	2003

Federal Home Loan Bank note	$2,000	4,000
Note payable to former shareholder of Dakin	137	197
Total	$2,137	4,197

Maturities of long-term debt in the years ending December 31 are as follows (000's):

2005	$64
2006	2,067
2007	6

In August 2002, the Company retired $4.0 million in Federal Home Loan Bank notes bearing a weighted average interest rate of 7.72%.  These notes were scheduled to mature in 2004 and 2005.  In connection with this transaction, the Company recorded an expense of $425,000 in other non-interest expense in the 2002 consolidated statement of income, which was the required prepayment penalty.

NOTE 8 -     LONG-TERM DEBT AND OTHER BORROWINGS (continued)

A $2.0 million Federal Home Loan Bank note bearing an interest rate of 4.40% matured and was paid by the Company during December, 2004.  At December 31, 2004, the Federal Home Loan Bank borrowing consists of a note with a  five-year maturity and an interest rate of 5.54%.  Interest on the note is fixed and payable monthly.  The note is secured by $2.5 million of 1-4 family residential mortgage loans.  Additionally, the Company is required to hold minimum levels of FHLB stock, based on the outstanding borrowings.  The Company’s addition borrowing capacity at December 31, 2004 is approximately $79 million.

The note payable to a former shareholder of Dakin matures in 2007.  Payments are due monthly at a nominal interest rate of 6%.

At December 31, 2004 and 2003, accrued interest and other liabilities include U.S. Treasury demand note borrowings of approximately $1,269,000 and $633,000, respectively.  The interest rate on these borrowings was 1.87% and 0.73% at December 31, 2004 and 2003, respectively.

NOTE 9 -

INCOME TAXES

The provision for federal income taxes consists of (000's):

	2004	2003	2002

Income taxes currently payable	$2,464	2,351	2,586
Deferred income tax provision (benefit)	(14)	83	(63)
Provision for income taxes	$2,450	2,434	2,523

A reconciliation between the statutory income tax and the Company's effective tax rate follows:

	2004	2003	2002

Statutory tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from -
Tax exempt interest	(6.9)	(7.2)	(6.1)
Other – net	-	(0.2)	(0.1)
Effective tax rate	27.1%	26.6%	27.8%

NOTE 9 -

INCOME TAXES (continued)

Deferred tax assets and liabilities at December 31 consist of the following (000's):

	2004	2003
Deferred tax assets:
Allowance for loan losses	$627	591
Amortization of intangibles	340	263
Pension and deferred compensation	47	-
	1,014	854

Deferred tax liabilities:
Depreciation of premises and equipment	(590)	(439)
Unrealized gains on securities available for sale	(271)	(937)
Deferred loan fees	(27)	(37)
Pension and deferred compensation	-	(28)
FHLB stock dividends	(153)	(120)
	(1,041)	(1,561)
Net deferred tax asset (liability)	$(27)	(707)

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

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.  Financial instruments whose contract amounts represent off-balance-sheet credit risk at December 31 were as follows (000's):

	2004	2003

Commitments to extend credit	$68,235	74,828
Standby letters of credit	6,186	6,770

NOTE 10 -

COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses.  Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2004 and 2003, outstanding guarantees of $1,983,000 and  $1,880,000, respectively, were issued to developers and contractors. These guarantees generally are fully secured and have varying maturities.  In addition, the Company has a participation in a letter of credit securing payment of principal and interest on a bond issue.  The participation amount at December 31, 2004 and 2003 was approximately $4.2 million and $4.9 million, respectively.  The letter of credit will expire on July 15, 2009.  It is secured by an assignment of rents and the underlying real property.

The Company evaluates each customer's credit worthiness on a case-by-case basis.  The amount of collateral obtained if deemed necessary by the Company is based on management's credit evaluation of the borrower.  Collateral held varies, but may include deposit accounts, accounts receivable, inventory, property, plant and equipment, residential realty, and income-producing commercial properties.

At December 31, 2004, the Company is committed under various contracts to expend approximately $835,000 to complete certain building acquisition and renovation projects.

The Company and its subsidiaries are parties to various claims and proceedings arising in the normal course of business.  Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated financial position or results of operations.

NOTE 11 -

RELATED PARTY TRANSACTIONS

The Company has entered into related party transactions with various directors and executive officers.  Such transactions originate in the normal course of the Bank's operations as a depository and lending institution and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated customers.  Management believes these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.   At December 31, 2004 and 2003, executive officers, directors and related interests of such persons were indebted to the Bank directly or as guarantors in the aggregate amount of $2,792,000 and $3,340,000, respectively.  Loan activity for these officers and directors was as follows (000's):

	2004	2003

Beginning balances	$3,340	3,961
Additions	812	3,658
Reductions	1,360	4,279
Ending Balance	$2,792	3,340

Deposits from executive officers, directors and related interests of such persons held by the Company at December 31, 2004 and 2003 amounted to $7,023,000 and $9,624,000, respectively.

NOTE 12 -

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments as of December 31, were as follows (000’s):

	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

FINANCIAL ASSETS:
Cash and cash equivalents	$43,115	43,115	34,409	34,409
Securities available for sale	113,437	113,437	150,939	150,939
Federal Reserve Bank and Federal Home Loan Bank stock	3,058	3,058	2,962	2,962
Loans, net	334,440	334,761	315,683	323,754

FINANCIAL LIABILITIES:
Deposits	463,900	463,831	463,033	466,522
Short-term borrowings	1,269	1,269	633	633
Long-term debt	2,137	2,189	4,197	4,481

-. 27 -

NOTE 12 -

FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The fair value of off-balance-sheet financial instruments at December 31, 2004 and 2003 was not material.

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

Cash and cash equivalents

The carrying amounts presented are deemed to approximate fair value.

Investment Securities

Fair values are based on quoted market prices, if available.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date.  The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

The carrying amounts of federal funds purchased and U.S. Treasury notes are deemed to approximate fair value of short-term borrowings.  For long-term debt, fair values are estimated based on the discounted value of expected net cash flows using current interest rates.

NOTE 13 -

REGULATORY MATTERS

The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank.  In 2004 and 2003, the Bank was required to maintain average reserve balances of $1,924,000 and $1,911,000, respectively.

The Company (consolidated) and the Bank must meet certain minimum capital requirements set by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's and Bank's financial statements.  The minimum regulatory capital ratios are 8% for total risk-based, 4% for Tier 1 risk-based, and 4% for leverage.  The Company’s and Bank’s capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

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

	2004		2003
	Consolidated		Consolidated
	Company	Bank	Company	Bank

Regulatory Capital:
Shareholders' equity	$52,296	46,511	52,448	46,320
Intangible assets	(1,939)	(1,888)	(2,550)	(2,475)
Net unrealized securities losses (gains)	(526)	(526)	(1,819)	(1,752)
Tier 1 risk-based capital	49,831	44,097	48,079	42,093
Eligible allowance for loan losses	2,150	2,150	2,150	2,150
Total risk-based capital	$51,981	46,247	50,229	44,243

Capital Ratios:
Total risk-based	15.49%	13.85%	15.58%	13.79%
Tier 1 risk-based	14.85%	13.20%	14.91%	13.12%
Leverage	9.58%	8.57%	9.34%	8.29%

NOTE 13 -

REGULATORY MATTERS (continued)

The principal source of income and funds for LCNB Corp. is dividends paid by the Bank.  The payment of dividends is subject to restriction by regulatory authorities.  For 2005, the restrictions generally limit dividends to the aggregate of net income for the year 2005 plus the net earnings retained for 2004 and 2003.  In addition, dividend payments may not reduce capital levels below minimum regulatory guidelines. Accordingly, future dividends may require the prior approval of the Comptroller of the Currency.

NOTE 14 -

PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for the LCNB Corp., parent company only, follows (000’s):

Condensed Balance Sheets:
December 31,
	2004	2003
Assets:
Cash on deposit with subsidiary	$139	74
Corporate and municipal debt securities	5,159	5,757
Investment in subsidiaries	46,955	46,628
Other assets	43	40
Total assets	$52,296	52,499

Liabilities	$-	51

Shareholders' equity	52,296	52,448
Total liabilities and shareholders' equity	$52,296	52,499

Condensed Statements of Income
Year ended December 31,	2004	2003	2002

Income:
Dividends from subsidiary	$4,895	3,746	5,485
Interest	168	216	243
Gain on sale of investment securities	-	3	9
Total income	5,063	3,965	5,737

Total expenses	31	40	40

Income before income tax benefit and equity in undistributed income of subsidiaries	5,032	3,925	5,697
Income tax (expense) benefit	10	(17)	(80)
Equity in undistributed income of subsidiaries	1,554	2,829	923
Net income	$6,596	6,737	6,540

Condensed Statements of Cash Flows
Year ended December 31,	2004	2003	2002

Cash flows from operating activities:
Net income	$6,596	6,737	6,540
Adjustments for non-cash items -
Equity in (undistributed income)/
excess dividends of subsidiaries	(1,554)	(2,829)	(923)
Other, net	57	114	105
Net cash flows from operating activities	5,099	4,022	5,722

Cash flows from investing activities:
Purchases of securities available for sale	(879)	(2,985)	(4,224)
Proceeds from sales of securities
available for sale	-	1,775	3,992
Proceeds from maturities of securities
available for sale	1,300	1,565	1,075
Net cash flows from investing activities	421	355	843

Cash flows from financing activities:
Treasury shares purchased	(1,722)	(2,163)	(1,677)
Cash dividends paid	(3,733)	(3,633)	(3,486)
Net cash flows from financing activities	(5,455)	(5,796)	(5,163)
Net change in cash	65	(1,419)	1,402
Cash at beginning of year	74	1,493	91
Cash at end of year	$139	74	1,493