Form 10-K, Exhibit 13
period 2005-12-31
LCNB CORP
filed 2006-03-06
CIK 1074902

EXHIBIT 13

LCNB Corp. 2005 Annual Report

President's Letter to Shareholders (pages 2 - 3 of Annual Report):

Dear Shareholders:

The theme of this year’s annual report revolves around “Relationships”. We are not in business to simply sell a loan or deposit account. We are not looking for just an insurance customer or only a trust or brokerage client.  What we do better than anyone else, is build a total financial relationship with each of our customers. This is a relationship based on trust, integrity, and service; a relationship that not only crosses product lines but also endures throughout time. The relationships we have developed since 1876 have not only lasted lifetimes, but through generations.

Today’s common wisdom is that a community bank must specialize and be very strong in one aspect of financial service at the expense of other financial services. We disagree with this philosophy. It is not that we want to be all things to all people. We just want to be all things to you when it comes to your financial needs.

The relationships we have developed through the years paid off in 2005. It was a very difficult year for many financial institutions. Declining interest rate margins, increasing regulatory burden, and increased competition, especially from government subsidized competitors, proved to be formidable challenges for our industry.  Through all of these issues we were able to post higher earnings, increase return on equity, set a new record on earnings per share, and grow our assets under management by 5.56%.

Net income for 2005 was $6.7 million, representing a 1.25% return on average assets and a 12.80% return on average shareholders equity. Earnings per share were $2.03 compared to $1.97 in 2004. Total assets at year end were $540 million compared to $522 million at year end 2004. Total capital on December 31, 2005 was $52 million. Our capital position remains strong and it is our intention to maintain the FDIC “well capitalized” designation.

For the 20th consecutive year, your Board of Directors increased the dividend paid to shareholders. The total dividend paid in 2005 was $1.16 per share compared to $1.115 per share in 2004, for a 4.04% increase. Under the current tax laws, we feel that maintaining a strong dividend payout is in the best interest of our shareholders.

Loan growth was a crucial component of our success in 2005. Our loan portfolio grew by $23 million or 6.94%.  This level of loan growth increased our loan to deposit ratio and was extremely important to our net interest margin. Our asset quality remained high with lower than budgeted loan losses and a year end delinquency rate of .92%.

Total deposits grew by $18 million or 3.79% during 2005.  Free checking products, public fund deposits, and corporate checking accounts were all strong growth areas for our bank. We continue to maintain a competitive advantage with next-day availability and unmatched service in these areas.

Another key factor in our success was the growth we experienced in non-interest income. Our relationship strategy paid off in 2005 as we grew non- interest income by 3.47%. With continued pressure on interest income growth, this area was important in 2005 and will be essential to our future. Along with our commercial bank, the trust department, brokerage unit, and insurance subsidiary all made positive contributions to our noninterest income.

The following financial highlight shows total assets under management as of December 31, 2005 and 2004 and the percent change in each category.

Assets Under Management ($000’s) 2005 2004 % Change

Assets Under Management

                   2005        2004     % Change

LCNB Corp. total assets                 $539,501     522,251      3.30%

Trust and investments *                  196,386     180,122      9.03%

Mortgage loans serviced                   46,244      46,345     -0.22%

Business cash management                  26,242      26,554     -1.17%

Brokerage accounts *                      36,196      24,826     45.80%

Total assets managed                    $844,569     800,098      5.56%

*  at fair market value

In addition to this illustration of assets under management, our Dakin subsidiary has also experienced continued growth. The measurement for growth in the insurance industry is not assets under management, but premiums written. Dakin, since joining LCNB Corp. on April 11, 2000, has grown from $4.5 million to $8.7 million. The generations of relationships Dakin has developed since 1876 provides another example of how our relationship strategy benefits our financial institution and our customers.

Additional statistical data and information on our financial performance for 2005 are available in the management discussion and analysis (MD&A) document.  The MD&A document is enclosed with the initial mailing of this annual report to shareholders and is also available in the LCNB Corp. annual report on Form 10-K. This report is filed annually with the Securities and Exchange Commission and is available upon request or from the shareholders information section of our website, www.LCNB.com.

Up to this point in my annual letter to you, I have concentrated on financial performance. Our financial results in 2005 would not have been possible without the hard work and dedication of our 253 employees.  They are the ones who maintain relationships, cross sell additional products, and handle millions of transactions each year. They answer the phones (we still do that, you know), greet our customers by name, and do all of the many things behind the scenes that insure the integrity and confidentiality of your financial transactions. We are in a people business and we have the best people in the business.

During 2005 we opened two specialty branch offices. Our Warrior Branch, inside the Lebanon High School, opened in the first quarter. In the fourth quarter we opened our second retirement village office inside Mason Christian Village. We now operate from 21 offices in our five county primary service area. We will continue to look for other expansion opportunities as we move forward in a new year.

Our strategic initiatives continue to revolve around our strong capital position and our need to employ that capital for the benefit of our shareholders. We continued to move forward with five programs in this area. The first is the continuation of our stock buyback programs to increase shareholder value. The second is to continue an aggressive dividend payout program. The third is to spend capital to position our bank for internal growth. The fourth is to be more aggressive in acquiring facilities, deposits and loans, or entire bank partners. The fifth and final initiative is our willingness to invest more capital in our insurance operation for growth through acquisition.

2005 also saw a continuation of LCNB Corp.’s commitment to the communities we serve. In addition to various corporate donations and other corporate support, our directors, officers, and employees provided personal support to over 74 organizations that work to improve the quality of life in the areas we serve. We were pleased to again receive an outstanding CRA rating in 2005 from the Office of the Comptroller of the Currency.

The annual meeting for LCNB Corp. will be Tuesday, April 11, 2006, at 10:00a.m. at our Main Office located at 2 North Broadway, Lebanon, Ohio. Proxy material is included with this mailing. Again this year you will notice a significant event in the history of Lebanon Citizens National Bank and LCNB Corp. when you review the proxy material. Robert C. Cropper is not standing for re-election to the Board of Directors. Rob Cropper’s relationship with LCNB is another example of one that spans generations. Not only has Rob served as a director, shareholder, and a customer, he was even an employee in his early career.  We can trace Rob’s family connection back to the 1920’s when Leondias Simonton was instrumental in the merger between Lebanon National Bank and Citizens National Bank.  Rob’s grandfather was Charlie Waggoner, a beloved president and director of Lebanon Citizens National Bank. Mr. Waggoner served in that dual capacity from 1951 to 1959. The good news is that this family relationship will not end with Rob, as our nominating committee has named Rob’s son, Spencer S. Cropper, to run for the open seat on the board. Spence will be an outstanding director and he will make a meaningful and immediate impact on the board. Spence is a CPA and qualifies as a “financial expert” under the Sarbanes Oxley definition of that important designation. Robert C. Cropper has made a tremendous contribution to the success of LCNB. Spencer S. Cropper will carry on the tradition.

Please review, sign and return the proxy in the envelope provided. We would be pleased to have you attend our annual meeting in person. Thank you for your continued support.

Stephen P. Wilson

President and CEO

Financial Statements and Supplementary Data (pages 12 - 23 of Annual Report):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

LCNB Corp. and subsidiaries

Lebanon, Ohio

We have audited the accompanying consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCNB Corp. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LCNB Corp. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2006 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ J.D. Cloud & Co. L.L.P.
Certified Public Accountants

Cincinnati, Ohio
February 16, 2006

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2005	2004
ASSETS:
Cash and due from banks	$13,415	10,715
Federal funds sold and interest-bearing demand deposits	1,909	32,400
Total cash and cash equivalents	15,324	43,115

Securities available for sale, at market value	133,505	113,437
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	3,181	3,058
Loans, net	357,651	334,440
Premises and equipment, net	12,571	12,233
Intangibles, net	1,575	2,173
Bank owned life insurance	10,515	10,028
Other assets	5,179	3,767
TOTAL ASSETS	$539,501	522,251

LIABILITIES:
Deposits -
Noninterest-bearing	$82,030	73,417
Interest-bearing	399,445	390,483
Total deposits	481,475	463,900
Long-term debt	2,073	2,137
Accrued interest and other liabilities	3,931	3,918
TOTAL LIABILITIES	487,479	469,955

SHAREHOLDERS' EQUITY:
Preferred stock-no par value, authorized 1,000,000 shares at December 31, 2005, none outstanding
Common stock-no par value, authorized 8,000,000 and 4,000,000 shares at December 31, 2005 and 2004, respectively; issued and outstanding 3,551,884 shares	10,560	10,560
Surplus	10,562	10,553
Retained earnings	39,612	36,735
Treasury shares at cost, 274,676 and 223,585 shares at December 31, 2005 and 2004, respectively	(8,011)	36,735
Accumulated other comprehensive income (loss), net of taxes	(701)	526
TOTAL SHAREHOLDERS' EQUITY	52,022	52,296

TOTAL LIABILITES AND SHAREHOLDERS' EQUITY	$539,501	522,251

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2005	2004	2003
INTEREST INCOME:
Interest and fees on loans	$22,278	20,517	21,991
Dividends on Federal Reserve Bank and Federal Home Loan Bank stock	162	136	129
Interest on investment securities-
Taxable	2,685	2,792	3,040
Non-taxable	2,102	1,954	2,100
Other short-term investments	375	249	177
TOTAL INTEREST INCOME	27,602	25,648	27,437

INTEREST EXPENSE:
Interest on deposits	8,865	7,157	8,395
Interest on short-term borrowings	49	6	6
Interest on long-term debt	118	205	279
TOTAL INTEREST EXPENSE	9,032	7,368	8,680
NET INTEREST INCOME	18,570	18,280	18,757
PROVISION FOR LOAN LOSSES	338	489	658

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	18,232	17,791	18,099

NON-INTEREST INCOME:
Trust income	1,639	1,544	1,308
Service charges and fees	4,018	3,836	3,126
Net gain (loss) on sales of securities	(8)	306	9
Insurance agency income	1,451	1,359	1,464
Bank owned life insurance income	487	29	-
Gains from sales of mortgage loans	98	52	758
Gain from sale of credit card portfolio	-	403	-
Other operating income	240	130	132
TOTAL NON-INTEREST INCOME	7,925	7,659	6,797

NON-INTEREST EXPENSE:
Salaries and wages	7,495	6,955	6,808
Pension and other employee benefits	1,843	1,875	1,737
Equipment expenses	1,064	1,030	1,021
Occupancy expense, net	1,279	1,178	1,115
State franchise tax	613	581	552
Marketing	417	436	385
Intangible amortization	591	598	609
ATM expense	371	310	292
Computer maintenance and supplies	384	402	364
Other non-interest expense	3,155	3,039	2,842
TOTAL NON-INTEREST EXPENSE	17,212	16,404	15,725

INCOME BEFORE INCOME TAXES	8,945	9,046	9,171
PROVISION FOR INCOME TAXES	2,240	2,450	2,434
NET INCOME	$6,705	6,596	6,737

Earnings per common share:
Basic	$2.03	1.97	1.97
Diluted	2.03	1.97	1.97

Weighted average shares outstanding:
Basic	3,304,157	3,351,146	3,417,254
Diluted	3,305,462	3,352,297	3,417,652

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31,
(Dollars in thousands, except per share amounts)

					Accumulated
					Other	Total
	Common		Retained	Treasury	Comprehensive	Shareholders'	Comprehensive
	Shares	Surplus	Earnings	Shares	Income (Loss)	Equity	Income

Balance January 1, 2003	$10,560	10,553	30,768	(2,193)	2,242	51,930

Net income			6,737			6,737	6,737

Net unrealized loss on available-for- sale securities (net of taxes of $215)					(417)	(417)	(417)

Reclassification adjustment for net realized gain on sale of available- for-sale securities included in net income (net of taxes of $3)					(6)	(6)	(6)

Total comprehensive income							6,314

Treasury shares purchased				(2,163)		(2,163)

Cash dividends declared, $1.0625 per share			(3,633)			(3,633)

Balance, December 31, 2003	10,560	10,553	33,872	(4,356)	1,819	52,448

Net income			6,596			6,596	6,596

Net unrealized loss on available-for- sale securities (net of taxes of $562)					(1,091)	(1,091)	(1,091)

Reclassification adjustment for net realized gain on sale of available- for-sale securities included in net income (net of taxes of $104)					(202)	(202)	(202)

Total comprehensive income							5,303

Treasury shares purchased				(1,722)		(1,722)

Cash dividends declared, $1.115 per share			(3,733)			(3,733)

Balance, December 31, 2004	10,560	10,553	36,735	(6,078)	526	52,296

Net income			6,705			6,705	6,705

Net unrealized loss on available-for- sale securities (net of taxes of $635)					(1,232)	(1,232)	(1,232)

Reclassification adjustment for net realized loss on sale of available- for-sale securities included in net income (net of taxes of $3)					5	5	5

Total comprehensive income							5,478

Compensation expense relating to stock options		9				9

Treasury shares purchased				(1,933)		(1,933)

Cash dividends declared, $1.16 per share			(3,828)			(3,828)

Balance, December 31, 2005	$10,560	10,562	39,612	(8,011)	(701)	52,022

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Dollars in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,705	6,596	6,737
Adjustments to reconcile net income to net cash flows from operating activities-
Depreciation, amortization and accretion	2,580	2,974	3,209
Provision for loan losses	338	489	658
Partial charge-off of real estate acquired through foreclosure	13	-	-
Deferred income tax provision (benefit)	(75)	(14)	83
Federal Home Loan Bank stock dividends	(123)	(96)	(91)
Increase in cash surrender value of bank owned life insurance	(487)	(29)	-
Realized (gain) loss on sales of securities available for sale	8	(306)	(9)
Realized gain on sale of credit card portfolio	-	(403)	-
Realized (gain) loss on sale of premises and equipment	(88)	-	7
Origination of mortgage loans for sale	(5,791)	(2,237)	(35,060)
Realized gains from sales of mortgage loans	(97)	(52)	(758)
Proceeds from sales of mortgage loans	5,822	2,264	35,448
Compensation expense related to stock options	9	-	-
(Increase) decrease in income receivable	(461)	642	(72)
(Increase) decrease in other assets	(234)	366	(245)
Increase (decrease) in other liabilities	326	32	106
TOTAL ADJUSTMENTS	1,740	3,630	3,276

NET CASH FLOWS FROM OPERATING ACTIVITIES	8,445	10,226	10,013

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities available for sale	10,988	36,315	1,775
Proceeds from maturities of securities available for sale	38,027	36,620	46,959
Purchases of securities available for sale	(71,494)	(38,007)	(65,429)
Purchases of bank owned life insurance	-	(10,000)	-
Proceeds from sale of credit card portfolio	-	2,927	-
Net decrease (increase) in loans	(23,906)	(22,059)	6,283
Purchases of premises and equipment	(1,690)	(1,306)	(1,394)
Proceeds from sales of premises and equipment	327	2	26
NET CASH FLOWS FROM INVESTING ACTIVITIES	(47,748)	4,492	(11,780)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	17,575	867	20,813
Net change in short-term borrowings	(238)	636	(2,389)
Principal payments on long-term debt	(64)	(2,060)	(2,056)
Cash dividends paid	(3,828)	(3,733)	(3,633)
Purchases of treasury shares	(1,933)	(1,722)	(2,163)
NET CASH FLOWS FROM FINANCING ACTIVITIES	11,512	(6,012)	10,572

NET CHANGE IN CASH AND CASH EQUIVALENTS	(27,791)	8,706	8,805

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	43,115	34,409	25,604

CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,324	43,115	34,409

SUPPLEMENTAL CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest	$8,940	7,388	8,778
Income taxes	2,367	2,416	2,245

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING ACTIVITY:
Transfer from loans to real estate acquired through foreclosure	98	86	-

The accompanying notes to consolidated financial statements are an integral part of these statements.

LCNB CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LCNB Corp. (the "Company"), an Ohio corporation formed in December 1998, is a financial holding company whose principal activities are the ownership of Lebanon Citizens National Bank (the "Bank") and Dakin Insurance Agency, Inc. ("Dakin").  The Bank was founded in 1877 and provides full banking services, including trust and brokerage services, to customers primarily in the Southwestern Ohio area of Warren, Hamilton, Clermont, Clinton and Butler counties. Dakin is an independent insurance agency founded in 1876 and offers a wide range of insurance products for businesses and individuals in the Bank's primary market area.

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

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash, balances due from banks, and federal funds sold and interest-bearing demand deposits with original maturities of three months or less.  Deposits with other banks routinely have balances greater than FDIC insured limits.  Management considers risk of loss to be very low.

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

INVESTMENT SECURITIES-

All of the Company's debt securities are classified as available for sale and are reported at fair value with unrealized holding gains and losses reported net of income taxes as Accumulated Other Comprehensive Income, a separate component of shareholders' equity. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income using the level-yield method.  Realized gains or losses from the sale of securities are computed using the specific identification method.  Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other than temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

INTANGIBLE ASSETS-

The Company's intangible assets at December 31, 2005 and 2004 primarily represent the unamortized intangible related to the Company's 1997 acquisition of three branch offices from another bank.  Management determined its 1997 branch office acquisition did not meet the definition of a business combination and continues to amortize the intangible over ten years, subject to periodic review for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144.  At December 31, 2005, the carrying amount of this intangible was $1.3 million, net of accumulated amortization of $4.8 million.

Mortgage servicing rights on originated mortgage loans that have been sold are capitalized by allocating the total cost of the loans between mortgage servicing rights and the loans based on their estimated fair values.  Capitalized mortgage servicing rights are amortized to loan servicing income in proportion to and over the period of estimated servicing income.  Such assets are periodically evaluated as to the recoverability of their carrying value.

Annual estimates of intangible amortization expense, including amortization of the mortgage servicing rights asset, for the years 2006 through 2010 are $649,000, $579,000, $258,000, $33,000, and $23,000, respectively.

BANK OWNED LIFE INSURANCE-

The Company has purchased life insurance policies on certain officers of the Company.  The Company is the beneficiary of these policies and has recorded the estimated cash surrender value in other assets in the consolidated balance sheet.  Income on the policies, based on the increase in cash surrender value, is included in other non-interest income in the consolidated statements of income.

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

NOTE 1 -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

STOCK OPTIONS-

The Company has an Ownership Incentive Plan (the "Plan").  Effective January 1, 2005, LCNB adopted the fair value method of accounting for stock options as described in Statement of  Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123 (revised)”). SFAS No. 123 (revised) generally requires an entity to recognize expense for the grant-date fair value of share-based compensation, where the original SFAS No. 123, Accounting for Stock-Based Compensation, encouraged but did not require an entity to recognize expense for such transactions.  The estimated cost of share-based compensation is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period or five years.  Compensation expense recognized in the consolidated statements of income for all stock options granted prior to January 1, 2005 is determined using the modified prospective approach as allowed by SFAS No. 123 (revised).

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

RECENT ACCOUNTING PRONOUNCEMENTS-

Financial Accounting Standards Board (“FASB”) Staff Position Numbers 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, (the “FSP”) was released in November, 2005.   The FSP provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss.  LCNB does not expect the guidance in the FSP to have a material affect in its consolidated financial position, results of operations, or cash flows.

SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”, was issued in May, 2005.  It primarily applies to voluntary changes in accounting principles, but it also includes changes in accounting estimates and corrections of errors in previously issued financial statements.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

NOTE 2 -

EARNINGS PER SHARE

Earnings per share for the years ended December 31, 2005, 2004, and 2003 were calculated as follows ($000’s except per share data):

	2005	2004	2003

Net income (loss)	$6,705	6,596	6,737

Weighted average number of shares outstanding used in the calculation of basic earnings per common share	3,304,157	3,351,146	3,417,254

Add - Dilutive effect of stock options	1,305	1,151	398

Adjusted weighted average number of shares outstanding used in the calculation of diluted earnings per common share	3,305,462	3,352,297	3,417,652

Basic earnings per common share	$2.03	1.97	1.97

Diluted earnings per common share	2.03	1.97	1.97

NOTE 3 -

INVESTMENT SECURITIES

The amortized cost and estimated market value of available-for-sale investment securities at December 31 are summarized as follows (000’s):

	2005
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury notes	$4,181	-	55	4,126
U.S. Agency notes	47,669	1	471	47,199
U.S. Agency mortgage- backed securities	21,480	7	629	20,858
Municipal securities:
Non-taxable	55,637	484	295	55,826
Taxable	5,600	4	108	5,496
	$134,567	496	1,558	133,505

NOTE 3 -

INVESTMENT SECURITIES (Continued)

	2004
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. Treasury notes	$1,193	1	-	1,194
U.S. Agency notes	23,940	45	196	23,789
U.S. Agency mortgage- backed securities	28,659	98	254	28,503
Municipal securities:
Non-taxable	51,149	1,197	74	52,272
Taxable	7,699	55	75	7,679
	$112,640	1,396	599	113,437

Contractual maturities of debt securities at December 31, 2005 were as follows (000’s).  Actual maturities may differ from contractual maturities when issuers have the right to call or prepay obligations.

	Amortized	Market
	Cost	Value

Due within one year	$40,539	40,401
Due from one to five years	54,223	53,704
Due from five to ten years	11,103	11,140
Due after ten years	7,222	7,402
	113,087	112,647

U.S. Agency mortgage-backed securities	21,480	20,858
	$134,567	133,505

Information concerning securities with gross unrealized losses at December 31, 2005, aggregated by length of time that individual securities have been in a continuous loss position, is as follows (000’s):

	Less than Twelve Months		More than Twelve Months
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Treasury notes	$-	-	4,126	55
U.S. Agency notes	30,690	189	13,996	282
U.S. Agency mortgage- backed securities	2,747	37	16,835	592
Municipal securities:
Non-taxable	21,103	166	6,566	129
Taxable	1,528	13	2,810	95
	$56,068	405	44,333	1,153

NOTE 3 -

INVESTMENT SECURITIES (Continued)

The decline in the fair values is primarily due to increases in market interest rates.  Because the Company has the ability and intent to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair values, no individual declines are deemed to be other than temporary.

For the years ended December 31, 2005, 2004, and 2003, proceeds from sales of securities available for sale amounted to $10,988,000, $36,315,000, and $1,775,000, respectively.  Gross gains realized on sales were $1,000, $306,000, and $18,000 for 2005, 2004 and 2003, respectively.  Gross realized losses during 2005, 2004 and 2003 amounted to $9,000, $0 and $9,000, respectively.

Investment securities with a market value of $88,316,000 and $56,733,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 -

LOANS

Major classifications of loans at December 31 are as follows (000's):

	2005	2004

Commercial and industrial	$34,607	32,931
Commercial, secured by real estate	124,823	107,138
Residential real estate	161,656	159,286
Consumer	35,879	34,672
Agricultural	1,978	1,653
Other loans	152	167
Lease financing	37	253
	359,132	336,100
Deferred net origination costs	669	490
	359,801	336,590
Allowance for loan losses	(2,150)	(2,150)
Loans-net	$357,651	334,440

Changes in the allowance for loan losses were as follows (000's):

	2005	2004	2003

BALANCE - BEGINNING OF YEAR	$2,150	2,150	2,000
Provision for loan losses	338	489	658
Charge-offs	(744)	(614)	(560)
Recoveries	406	125	52
BALANCE - END OF YEAR	$2,150	2,150	2,150

NOTE 4 -

LOANS (Continued)

Non-accrual, past-due, and restructured loans at December 31, 2005 and 2004 were as follows (000’s)

	2005	2004

Non-accrual loans	$785	-
Past-due 90 days or more and still accruing	61	165
Restructured loans	1,717	1,817
Total	$2,563	1,982

Non-accrual loans at December 31, 2005 consisted of two real estate mortgage loans.  Interest income that would have been recorded during 2005 if loans on non-accrual status at December 31, 2005 had been current and in accordance with their original terms was approximately $20,000.

Loans past-due 90 days or more and still accruing interest at December 31, 2005 consisted primarily of consumer loans.  Loans classified as past-due 90 days or more and still accruing interest at December 31, 2004 consisted of consumer loans totaling $104,000 and residential mortgage loans totaling $61,000.

The restructured loan at December 31, 2005 and 2004 consists of a commercial loan whose predecessor loans were classified as loans past due 90 days or more and still accruing at December 31, 2003, at which time they had a total balance of $2,030,000.  Principal payments of $100,000 were received in 2005.  Information received during the first quarter, 2004, raised uncertainties concerning the collectibility of certain collateral and management transferred the loans to the non-accrual classification, where they remained until they were re-written in October, 2004.  All related interest due on the predecessor loans was paid during October, 2004, and the loans were re-written at that time.  Such interest was recorded on a cash basis as received.  The restructured loan is secured by a combination of mortgages and other collateral.

The following is a summary of information pertaining to loans considered to be impaired in accordance with SFAS No. 114 at December 31 (000’s):

	2005	2004

Impaired loans without a valuation allowance	$4,026	71
Impaired loans with a valuation allowance	2,333	2,049
Total impaired loans	6,359	2,120

Valuation allowance related to impaired loans	$746	540

NOTE 4 -

LOANS (Continued)

The increase in impaired loans without a valuation allowance is primarily due to four loans totaling $3,869,000.  Each loan is secured by real estate that has sufficient estimated fair value to pay the principal in full.

The average balance of impaired loans during 2005 and 2004 was $6,601,000 and $2,629,000, respectively.  During 2005 LCNB recognized approximately $408,000 of interest on impaired loans, of which $15,000 was recognized on a cash basis.   LCNB continued to accrue interest on certain loans classified as impaired during 2005 because they were considered well secured and in the process of collection.  During 2004 LCNB received and recognized $164,000 of interest income on impaired loans.

The Company is not committed to lend additional funds to debtors whose loans have been modified to provide a reduction or deferral of principal or interest because of deterioration in the financial position of the borrower.

Mortgage loans sold to and serviced for the Federal Home Loan Mortgage Corporation are not included in the accompanying balance sheets.  The unpaid principal balances of those loans at December 31, 2005, 2004 and 2003 were $46,244,000, $46,345,000, and $54,802,000 respectively.

Approximately $66,000 and $25,000 in mortgage servicing rights were capitalized and $75,000 and $86,000 were amortized to loan servicing income during the years ended  December 31, 2005 and 2004, respectively.

NOTE 5 -

PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows (000's):

	2005	2004

Land	$2,335	2,244
Buildings	11,212	10,592
Equipment	9,238	8,888
Construction in progress	25	81
Total	22,810	21,805
Less – Accumulated depreciation	10,239	9,572
Premises and equipment – net	$12,571	12,233

Depreciation charged to income was $1,113,000 in 2005, $1,080,000 in 2004 and $1,040,000 in 2003.

NOTE 5 -

PREMISES AND EQUIPMENT (Continued)

Some of the Bank's branches, telephone equipment, and other equipment are leased under agreements expiring at various dates through 2050.  These leases are accounted for as operating leases.  At December 31, 2005, required minimum annual rentals due in the future on non-cancelable leases having terms in excess of one year aggregated $2,239,000.  Minimum annual rentals for each of the years 2006 through 2010 are as follows (000's):

2006	$320
2007	197
2008	66
2009	66
2010	61

Rental expense for all leased branches and equipment amounted to $349,000 in 2005, $321,000 in 2004, and $309,000 in 2003.

NOTE 6 -

CERTIFICATES OF DEPOSIT

Contractual maturities of time deposits at December 31, 2005 were as follows (000’s):

	Certificates	All other
	over $100,000	Certificates	Total

2006	$25,666	62,653	88,319
2007	11,809	38,356	50,165
2008	744	8,865	9,609
2009	1,494	6,167	7,661
2010	7,567	7,527	15,094
Thereafter	14,172	16,841	31,013
	$61,452	140,409	201,861

NOTE 7 -

EMPLOYEE BENEFITS

The Company's noncontributory defined benefit retirement plan covers all regular full-time employees.  The benefits are based on years of service and the employee's highest average compensation during five consecutive years.  Pension costs are funded based on the Plan's actuarial cost method.  All plan assets were invested in time and other deposits with the Bank at December 31, 2005 and 2004.

The Company used a December 31 measurement date for its retirement plan starting in 2004 and a September 30 measurement date for previous years.

The components of net periodic pension cost are summarized as follows (000's):

	2005	2004	2003

Service cost	$645	624	624
Interest cost	331	296	298
Expected return on plan assets	(366)	(325)	(233)
Recognized net actuarial loss (gain)	2	2	(46)
Net periodic pension cost	$612	597	643

A summary of the Plan's prepaid benefit cost, included in other assets on the consolidated balance sheets, and the Plan's funded status at December 31 follows (000's):

	2005	2004
Change in projected benefit obligations
Projected benefit obligation at beginning of year	$6,077	5,732
Service cost	645	624
Interest cost	331	296
Actuarial (gain) or loss	61	(181)
Benefits paid	(117)	(394)
Projected benefit obligation at end of year	6,997	6,077

Change in plan assets
Fair value of plan assets at beginning of year	6,288	5,942
Actual return on plan assets	237	114
Employer contribution	832	626
Benefits paid	(117)	(394)
Fair value of plan assets at end of year	7,240	6,288

Funded status	243	211
Unrecognized net actuarial loss	843	654
Prepaid benefit cost	$1,086	865

NOTE 7 -

EMPLOYEE BENEFITS  (Continued)

Significant actuarial assumptions used for 2005 and 2004 included a discount rate of 5.50% for both years, an expected long-term rate of return on Plan assets of 5.50% for both years, and a future compensation rate increase of 4.00% for both years.  The expected long-term rate of return on Plan assets was estimated using historic returns on investments, adjusted for expected long-term interest rates.

The accumulated benefit obligation at December 31, 2005 and 2004 was $6,187,000 and $5,478,000, respectively.

The Company expects to contribute approximately $875,000 to its retirement plan in 2006.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (000's):

2006	$-
2007	29
2008	67
2009	136
2010	169
2011 through 2015	2,170

The Bank has a benefit plan which permits eligible officers to defer a portion of their compensation.  The deferred compensation balance, which accrues interest at 8% annually, is distributable in cash after retirement or termination of employment.  The amount of such deferred compensation liability at December 31, 2005 and 2004 was $942,000 and $797,000, respectively.

The Bank also has a supplemental income plan which provides a covered employee an amount based on a percentage of average compensation, payable annually for ten years upon retirement. The projected benefit obligation included in other liabilities for this supplemental income plan at December 31, 2005 and 2004 is $227,000 and $192,000, respectively. The discount rate used to determine the present value of the obligation was 5.5% in 2005 and 2004. The service cost associated with this plan was $24,000 for 2005, $24,000 for 2004, and $16,000 for 2003.  Interest costs were approximately $11,000, $10,000, and $9,000 for 2005, 2004, and 2003, respectively.  Both of these plans are nonqualified and unfunded.  Participation in each plan is limited to a select group of management.

NOTE 8 -

STOCK OPTIONS AND AWARDS

The Company established an Ownership Incentive Plan (the "Plan") during 2002 that allows for stock-based awards to eligible employees, as determined by the Board of Directors.  The awards may be in the form of stock options, share awards, and/or appreciation rights.  The Plan provides for the issuance of up to 100,000 shares.  No awards were granted during 2005 or 2002.  Stock options for 4,054 and 5,528 shares with an exercise price of $35.32 and $26.19 per share were granted to key executive officers of the Company during the first quarter, 2004 and 2003, respectively.  Such options vest ratably over a five year period and expire in 2014 and 2013, respectively.  At December 31, 2005, 3,022 options were exercisable, but none had been exercised through that date.

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

Total expense related to options included in salaries and wages in the consolidated statements of income for the year ended December 31, 2005 was $9,000.  Total compensation cost related to option awards to be recognized ratably through the first quarter of 2009 is approximately $23,000.

Prior to January 1, 2005, LCNB accounted for stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related Interpretations.  Under APB No. 25, no stock-based employee compensation cost was reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.  The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2004 and 2003 if the Company had applied the fair value recognition provisions of SFAS No. 123 (revised) to stock-based employee compensation (000's):

	2004	2003
Net income, as reported	$6,596	6,737
Deduct total stock-based employee compensation expense estimated using Black-Scholes model, net of tax	6	3
Pro-forma net income	$6,590	6,734

The pro-forma affect of the above adjustment on basic and diluted earnings per share was not material.

NOTE 9 -     LONG-TERM DEBT AND OTHER BORROWINGS

Long-term debt consists of the following at December 31 (000’s):

	2005	2004

Federal Home Loan Bank note	$2,000	2,000
Note payable to former shareholder of Dakin	73	137
Total	$2,073	2,137

Maturities of long-term debt in the years ending December 31 are as follows (000's):

2006	$2,067
2007	6

At December 31, 2005 and 2004, the Federal Home Loan Bank borrowing consisted of a note with a  five-year maturity and an interest rate of 5.54%.  Interest on the note is fixed and payable monthly.  The note is secured by $2.5 million of 1-4 family residential mortgage loans.  Additionally, the Company is required to hold minimum levels of FHLB stock, based on the outstanding borrowings.  The Company’s remaining borrowing capacity at December 31, 2005 is approximately $86 million.

The note payable to a former shareholder of Dakin matures in 2007.  Payments are due monthly at a contractual interest rate of 6%.

At December 31, 2005 and 2004, accrued interest and other liabilities include U.S. Treasury demand note borrowings of approximately $1,031,000 and $1,269,000, respectively.  The interest rate on these borrowings is variable and was 4.00% and 1.87% at December 31, 2005 and 2004, respectively.

NOTE 10 -

INCOME TAXES

The provision for federal income taxes consists of (000's):

	2005	2004	2003

Income taxes currently payable	$2,315	2,464	2,351
Deferred income tax provision (benefit)	(75)	(14)	83
Provision for income taxes	$2,240	2,450	2,434

NOTE 10 -

INCOME TAXES (continued)

A reconciliation between the statutory income tax and the Company's effective tax rate follows:

	2005	2004	2003

Statutory tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from -
Tax exempt interest	(7.2)	(6.9)	(7.2)
Tax exempt income on bank owned life insurance	(1.9)	(0.1)	-
Other – net	0.1	0.1	(0.2)
Effective tax rate	25.0%	27.1%	26.6%

Deferred tax assets and liabilities at December 31 consist of the following (000's):

	2005	2004
Deferred tax assets:
Allowance for loan losses	$680	627
Amortization of intangibles	400	340
Unrealized losses on securities available for sale	361	-
Pension and deferred compensation	34	47
	1,475	1,014

Deferred tax liabilities:
Depreciation of premises and equipment	(582)	(590)
Unrealized gains on securities available for sale	-	(271)
Deferred loan fees	(18)	(27)
FHLB stock dividends	(195)	(153)
	(795)	(1,041)
Net deferred tax asset (liability)	$680	(27)

NOTE 11 -

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

NOTE 11 -

COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.  Financial instruments whose contract amounts represent off-balance-sheet credit risk at December 31 were as follows (000's):

	2005	2004

Commitments to extend credit	$74,753	68,235
Standby letters of credit	5,946	6,186

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses.  Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2005 and 2004, outstanding guarantees of $1,892,000 and  $1,983,000, respectively, were issued to developers and contractors. These guarantees generally are fully secured and have varying maturities.  In addition, the Company has a participation in a letter of credit securing payment of principal and interest on a bond issue.  The participation amount at December 31, 2005 and 2004 was approximately $4.1 million and $4.2 million, respectively.  The letter of credit will expire on July 15, 2009.  It is secured by an assignment of rents and the underlying real property.

The Company evaluates each customer's credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the borrower.  Collateral held varies, but may include deposit accounts, accounts receivable, inventory, property, plant and equipment, residential realty, and income-producing commercial properties.

At December 31, 2005, the Company is committed under various contracts to expend approximately $45,000 to complete certain building renovation projects and information technology system improvements.

The Company and its subsidiaries are parties to various claims and proceedings arising in the normal course of business.  Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated financial position or results of operations.

NOTE 12 -

RELATED PARTY TRANSACTIONS

The Company has entered into related party transactions with various directors and executive officers.  Management believes these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.   At December 31, 2005 and 2004, executive officers, directors and related interests of such persons were indebted to the Bank directly or as guarantors in the aggregate amount of $2,822,000 and $2,792,000, respectively.  Loan activity for these officers and directors was as follows (000's):

	2005	2004

Beginning balances	$2,792	3,340
Additions	2,496	812
Reductions	(2,466)	(1,360)
Ending Balance	$2,822	2,792

Deposits from executive officers, directors and related interests of such persons held by the Company at December 31, 2005 and 2004 amounted to $6,603,000 and $7,023,000, respectively.

NOTE 13 -

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments as of December 31, were as follows (000’s):

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

FINANCIAL ASSETS:
Cash and cash equivalents	$15,324	15,324	43,115	43,115
Securities available for sale	133,505	133,505	113,437	113,437
Federal Reserve Bank and Federal Home Loan Bank Stock	3,181	3,181	3,058	3,058
Loans, net	357,651	360,141	334,440	334,761

FINANCIAL LIABILITIES:
Deposits	481,475	480,489	463,900	463,831
Short-term borrowings	1,031	1,031	1,269	1,269
Long-term debt	2,073	2,100	2,137	2,189

-. 26 -

NOTE 13 -

FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The fair value of off-balance-sheet financial instruments at December 31, 2005 and 2004 was not material.

Fair values of financial instruments are based on various assumptions, including the discount rate and estimates of future cash flows.  Therefore, the fair values presented may not represent amounts that could be realized in actual transactions.  In addition, because the required disclosures exclude certain financial instruments and all nonfinancial instruments, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.  The following methods and assumptions were used to estimate the fair value of certain financial instruments:

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

NOTE 14 -

REGULATORY MATTERS

The Federal Reserve Act requires depository institutions to maintain cash reserves with the Federal Reserve Bank.  In 2005 and 2004, the Bank was required to maintain average reserve balances of $2,772,000 and $1,924,000, respectively.  The required reserve balances at December 31, 2005 and 2004 were $2,106,000 and $2,030,000, respectively.

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

	2005		2004
	Consolidated		Consolidated
	Company	Bank	Company	Bank

Regulatory Capital:
Shareholders' equity	$52,022	46,940	52,296	46,511
Intangible assets	(1,348)	(1,314)	(1,939)	(1,888)
Net unrealized securities losses (gains)	701	672	(526)	(526)
Tier 1 risk-based capital	51,375	46,298	49,831	44,097
Eligible allowance for loan losses	2,150	2,150	2,150	2,150
Total risk-based capital	$53,525	48,448	51,981	46,247

Capital Ratios:
Total risk-based	14.94%	13.57%	15.49%	13.85%
Tier 1 risk-based	14.34%	12.96%	14.85%	13.20%
Leverage	9.55%	8.67%	9.58%	8.57%

NOTE 14 -

REGULATORY MATTERS (continued)

The principal source of income and funds for LCNB Corp. is dividends paid by the Bank.  The payment of dividends is subject to restriction by regulatory authorities.  For 2006, the restrictions generally limit dividends to the aggregate of net income for the year 2006 plus the net earnings retained for 2005 and 2004.  In addition, dividend payments may not reduce capital levels below minimum regulatory guidelines. Accordingly, future dividends may require the prior approval of the Comptroller of the Currency.

NOTE 15 -

PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for the LCNB Corp., parent company only, follows (000’s):

Condensed Balance Sheets:
December 31,
	2005	2004
Assets:
Cash on deposit with subsidiary	$971	139
Corporate and municipal debt securities	3,409	5,159
Investment in subsidiaries	47,591	46,955
Other assets	51	43
Total assets	$52,022	52,296

Liabilities	$-	-

Shareholders' equity	52,022	52,296
Total liabilities and shareholders' equity	$52,022	52,296

Condensed Statements of Income
Year ended December 31,	2005	2004	2003

Income:
Dividends from subsidiary	$4,800	4,895	3,746
Interest	106	168	216
Gain on sale of investment securities	-	-	3
Total income	4,906	5,063	3,965

Total expenses	38	31	40

Income before income tax benefit and equity in undistributed income of subsidiaries	4,868	5,032	3,925
Income tax (expense) benefit	13	10	(17)
Equity in undistributed income of subsidiaries	1,824	1,554	2,829
Net income	$6,705	6,596	6,737

NOTE 15 -

PARENT COMPANY FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows
Year ended December 31,	2005	2004	2003

Cash flows from operating activities:
Net income	$6,705	6,596	6,737
Adjustments for non-cash items -
Increase in undistributed income
of subsidiaries	(1,824)	(1,554)	(2,829)
Other, net	57	57	114
Net cash flows from operating activities	4,938	5,099	4,022

Cash flows from investing activities:
Purchases of securities available for sale	-	(879)	(2,985)
Proceeds from sales of securities
available for sale	-	-	1,775
Proceeds from maturities of securities
available for sale	1,655	1,300	1,565
Net cash flows from investing activities	1,655	421	355

Cash flows from financing activities:
Treasury shares purchased	(1,933)	(1,722)	(2,163)
Cash dividends paid	(3,828)	(3,733)	(3,633)
Net cash flows from financing activities	(5,761)	(5,455)	(5,796)
Net change in cash	832	65	(1,419)
Cash at beginning of year	139	74	1,493
Cash at end of year	$971	139	74