Form 10-K, Exhibit 13
period 2006-12-31
LCNB CORP
filed 2007-03-06
CIK 1074902

EXHIBIT 13

LCNB Corp. 2006 Annual Report

President's Letter to Shareholders (page 1 of Annual Report):

Dear Shareholders:

The theme of this year’s annual report is “Beyond The Obvious”. It is obvious that a community bank would offer traditional banking services, but as a financial holding company with trust, brokerage and insurance operations, we go “beyond the obvious”. Every business must respond to inquiries over the telephone. We go “beyond the obvious” by answering each individual call personally with a highly trained employee who gives you an answer, not an electronic menu. It is obvious that a bank must eventually give you credit for the checks you deposit in your account. We go “beyond the obvious” and give you 100% availability of all deposits no later than the next day. It is obvious that a bank must keep up with technology, but we go “beyond the obvious” with the most modern array of delivery channels and products available today. I could cite other examples, but suffice it to say that when you have a financial need, we will go “beyond the obvious” to treat you with the respect you deserve, the confidentiality you demand, the speed you desire and the accuracy necessary, all to exceed your expectations.

This approach to providing financial services paid off in 2006. It was another difficult year for most financial institutions. A flat to inverted yield curve led to declining interest rate margins. Incredible regulatory burden and increased competition, especially from government subsidized competitors, proved to be formidable challenges. The 259 people who make up LCNB Corp. worked hard to overcome the difficulties and challenges of 2006. We grew our loan portfolio by over 30 million dollars to minimize the pressure on the interest rate margin. We accomplished this 8.58% growth in net loans while maintaining our high standards of asset quality. We also set new records in non-interest income by working together to cross sell products. Through these efforts, we maintained the consistency of earnings that is our heritage and made possible an increase in the dividend paid to you, our shareholders, for the 21st consecutive year. Through all of these accomplishments, we remembered that taking care of our customers is top priority and, in the process, we grew our Assets Under Management, which includes LCNB corporate owned assets and assets serviced for others, by 3.05% to a record $870 million.

Net income for 2006 was $6.514 million representing a 1.19% return on average assets and a 12.48% return on average shareholders’ equity. Earnings per share was $2.01 in 2006 compared to $2.03 in 2005.  Total shareholders’ equity on December 31, 2006 was $51 million. Our capital position remains strong and it is our intention to maintain the FDIC “well capitalized” designation.

The total dividend paid in 2006 was $1.20 per share compared to $1.16 per share in 2005 for a 3.45% increase. Under current tax laws, we feel that maintaining a strong dividend payout is in the best interest of our shareholders.

Besides our loan growth and growth in Assets Under Management, another key factor in our success was the growth we experienced in non-interest income. Our relationship strategy paid off again in 2006 as we grew non-interest income by 4.89%. With continued pressure on interest income, this area was important in 2006 and will be essential to our future. Along with our commercial bank, the trust department, brokerage unit and insurance subsidiary all made positive contributions to our non-interest income.

Additional statistical data and information on our financial performance for 2006 are available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission. We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholders information section of our website, www.LCNB.com.

We enter 2007 with a great deal of excitement as we build a new office, renovate existing branches, bring on new customer service software, expand our trust and brokerage operations and continue to grow our insurance subsidiary. We do all of these things with a commitment to the communities we serve and a focus on the changing needs of our customers.

The Annual Meeting for LCNB Corp. will be Tuesday, April 10, 2007 at 10:00 a.m. at our Main Office located at 2 N. Broadway in Lebanon, Ohio. Proxy material is included with this initial mailing. Please review, sign and return the Proxy in the envelope provided. We would be pleased to have you attend our Annual Meeting in person. Thank you for your continued support.

Stephen P. Wilson

President & CEO

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2006	2005	2004	2003	2002

Income Statement
Net Interest Income	$18,315	18,570	18,280	18,757	19,493
Net Income	6,514	6,705	6,596	6,737	6,540
Per common share:
Net income, basic and diluted (1)	2.01	2.03	1.97	1.97	1.90
Dividends declared (1)	1.20	1.16	1.115	1.0625	1.0125

Balance Sheet
Loans – net	$388,320	357,651	334,440	315,683	322,832
Earning assets	505,485	498,396	485,485	494,359	475,806
Total assets	548,215	539,501	522,251	523,608	506,751
Total deposits	478,615	481,475	463,900	463,033	442,220
Short-term borrowings	15,370	1,031	1,269	633	3,022
Long-term debt	-	2,073	2,137	4,197	6,253
Total shareholders' equity	50,999	52,022	52,296	52,448	51,930
Per common share: Book value at year end (1)	15.99	15.87	15.71	15.54	15.09

Performance Ratios
Return on average assets	1.19%	1.25%	1.29%	1.31%	1.32%
Return on average shareholders’ equity	12.48%	12.80%	12.56%	12.64%	13.00%

(1)  All per share data have been adjusted to reflect a 100% stock dividend accounted for as a stock  split in 2004.

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2006	2005
ASSETS:
Cash and due from banks	$14,864	13,415
Federal funds sold and interest-bearing demand deposits	641	1,909
Total cash and cash equivalents	15,505	15,324

Securities available for sale, at market value	111,142	133,505
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	3,332	3,181
Loans, net	388,320	357,651
Premises and equipment, net	12,090	12,571
Intangibles, net	1,426	1,575
Bank owned life insurance	10,979	10,515
Other assets	5,421	5,179
TOTAL ASSETS	$548,215	539,501

LIABILITIES:
Deposits -
Noninterest-bearing	$82,360	82,030
Interest-bearing	396,255	399,445
Total deposits	478,615	481,475
Short-term borrowings	15,370	1,031
Long-term debt	-	2,073
Accrued interest and other liabilities	3,231	2,900
TOTAL LIABILITIES	497,216	487,479

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding
Common shares - no par value, authorized 8,000,000 shares, issued 3,551,884 shares	10,560	10,560
Surplus	10,577	10,562
Retained earnings	42,245	39,612
Treasury shares at cost, 362,066 and 274,676 shares at December 31, 2006 and 2005, respectively	(11,242)	(8,011)
Accumulated other comprehensive income (loss), net of taxes	(1,141)	(701)
TOTAL SHAREHOLDERS' EQUITY	50,999	52,022

TOTAL LIABILITES AND SHAREHOLDERS' EQUITY	$548,215	539,501

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2006	2005	2004
INTEREST INCOME:
Interest and fees on loans	$25,284	22,278	20,517
Dividends on Federal Reserve Bank and Federal Home Loan Bank stock	189	162	136
Interest on investment securities-
Taxable	2,650	2,685	2,792
Non-taxable	1,967	2,102	1,954
Other short-term investments	458	375	249
TOTAL INTEREST INCOME	30,548	27,602	25,648

INTEREST EXPENSE:
Interest on deposits	12,113	8,865	7,157
Interest on short-term borrowings	90	49	6
Interest on long-term debt	30	118	205
TOTAL INTEREST EXPENSE	12,233	9,032	7,368
NET INTEREST INCOME	18,315	18,570	18,280
PROVISION FOR LOAN LOSSES	143	338	489

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	18,172	18,232	17,791

NON-INTEREST INCOME:
Trust income	1,932	1,670	1,544
Service charges and fees	4,103	4,018	3,836
Net gain (loss) on sales of securities	(12)	(8)	306
Insurance agency income	1,682	1,451	1,359
Bank owned life insurance income	464	487	29
Gains from sales of mortgage loans	47	98	52
Gain from sale of credit card portfolio	-	-	403
Other operating income	129	240	130
TOTAL NON-INTEREST INCOME	8,345	7,956	7,659

NON-INTEREST EXPENSE:
Salaries and wages	7,860	7,495	6,955
Pension and other employee benefits	2,003	1,843	1,875
Equipment expenses	1,049	1,064	1,030
Occupancy expense, net	1,370	1,279	1,178
State franchise tax	622	613	581
Marketing	374	417	436
Intangible amortization	621	591	598
ATM expense	456	371	310
Computer maintenance and supplies	378	384	402
Other non-interest expense	3,105	3,186	3,039
TOTAL NON-INTEREST EXPENSE	17,838	17,243	16,404

INCOME BEFORE INCOME TAXES	8,679	8,945	9,046
PROVISION FOR INCOME TAXES	2,165	2,240	2,450
NET INCOME	$6,514	6,705	6,596

Earnings per common share:
Basic	$2.01	2.03	1.97
Diluted	2.01	2.03	1.97

Weighted average shares outstanding:
Basic	3,242,419	3,304,157	3,351,146
Diluted	3,243,627	3,305,462	3,352,297

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LCNB Corp. and subsidiaries

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of LCNB Corp. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, and shareholder’ equity and cash flows (not included herein), for each of the three years in the period ended December 31, 2006; and in our report dated February 21, 2007 we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio

February 21, 2007