Form 10-K, Exhibit 13
period 2008-12-31
LCNB CORP
filed 2009-03-04
CIK 1074902

EXHIBIT 13

LCNB Corp. 2008 Annual Report

CEO’s and President's Letter to Shareholders (page 1 and 2 of Annual Report):

The theme of this year’s annual report is “Strong – Local – Secure”. Through the years these principles have been the cornerstone of your Bank. And, during these turbulent times, these principles have more meaning than ever. Sometimes, amid turmoil, opportunities become available and LCNB has fared better than many of our fellow financial institutions. Our conservative philosophy concerning traditional banking has served us well. We are in a position to not only survive but to prosper in these difficult times.

We have the capital, liquidity, earnings asset quality, and growth to out-perform our industry in both the short and long run.

Since the bank was established in 1877, this country has experienced many good and bad economic cycles and LCNB has been a trusted source of financial strength for the communities we serve. The year 2008 was no exception. LCNB has always felt that part of its mission is to protect the money its depositors entrust to it. That means making responsible lending and investment decisions. LCNB’s lending area is in the communities that it has offices and where its employees live. We know our customers and we know the local economies.

We cannot control our stock price in these emotional times or anytime, but we can control our performance. In the long run, we believe good performance will enhance shareholder value. With that thought in mind, we are pleased to present to you our performance results for 2008.

The year 2008 was a growth year for LCNB. Total assets grew by 7.56% from $604 million to $650 million. Contributing to that growth was a 7.78% increase in deposits from $535.9 million to $577.6 million. LCNB’s financial strength contributed to that deposit growth with the depositors’ flight to quality. Growth in the loan portfolio was more difficult. Consumer confidence declined and the desire to borrow declined as well. In spite of this, the loan portfolio grew 1.56% in 2008, and commercial loans grew by $16.5 million or 8.39%.

Net income for 2008 was $6.6 million representing a 1.03% return on average assets and an 11.35% return on average shareholders’ equity. Earnings per share were $.99 in 2008 compared to $.94 in 2007. Total shareholders’ equity on December 31, 2008 was $58.1 million. Our capital remains strong and it is our position to maintain the FDIC “well capitalized” designation.

The total dividend paid in 2008 was $.64 per share compared to $.62 in 2007. Under current tax laws, we feel that maintaining a strong dividend is in the best interest of our shareholders.

One of the greatest assets of LCNB is the people who work here. LCNB has a strong and experienced management team guiding excellent employees. Throughout 2008, the LCNB employees fielded countless questions that ranged from “What is the financial strength of the bank?”, “How does FDIC insurance work for me?”, “Should I take my money out of the bank?” to “What is going to happen next?” Declining confidence in the financial markets and daily negative headlines led customers to the bank to ask many questions. The LCNB employees spoke with confidence to our customers and reassured them that LCNB was still safe, sound and secure.

During 2008, we had to make one of the most difficult decisions of our collective careers. That decision was to accept the U.S. Treasury’s Capital Purchase Program offer of 13.4 million dollars in exchange for preferred shares of stock and a warrant to purchase common shares. The risks on both sides of that decision were many, including reputation risk. At the point of decision, we chose to participate and take the additional capital. We received that capital January 9, 2009, so the results of that transaction are not reflected in our 2008 numbers. We do believe that this subsequent event deserves discussion in this letter due to the magnitude of that decision. The bottom line is we believe taking the capital injection is in the best interest of our shareholders. Our risk-based capital ratio increased almost 3% to give us enhanced capital strength during a time when capital is king and other capital sources are not available or are more expensive.

The four primary benefits of accepting the capital are:

1.

As a way to increase our lending and help the communities and customers we serve meet today’s challenges.

2.

As an insurance policy against a total meltdown of our economy.

3.

As a source of strength when opportunities are presented to us.

4.

As a recognition of LCNB’s financial strength, because these funds were granted only to financially secure banks.

During 2008, we added a second Montgomery County branch office with the opening of our new Centerville office. This brings us to 25 offices serving six counties in Southwestern Ohio.

We also made the decision to relocate our South Lebanon office. South Lebanon was our first branch office which opened in 1962. This new location will better serve our existing customers and will also be attractive to a wider area and larger customer base.

2008 was a very good year in terms of improving our operational efficiencies. The primary example was the full implementation of our Check 21 project, improving the time it takes to receive our money in the check clearing process. We have always given our customers next-day availability on their deposits. The traditional paper collection process did not allow us that luxury. It would historically take us several days to receive our funds. With Check 21, we collect electronically with check images, not the paper. This greatly improves the time it takes to collect our funds. We also employed this image technology to allow our customers to deposit check images instead of paper. This new product, called R.E.D., has been well received, especially by customers not conveniently located near one of our 25 offices. This image technology also saved significant dollars in the cost of couriers, courier vehicles, and fuel cost.

Using the latest technology continues to be one of our strengths. This allows us to provide several delivery channel options to our customers so they may bank how they want and when they want, 24/7.

Your Board of Directors, officers, and employees understand that financial market concerns are still present and that the downturn in our economy is severe and unlikely to improve in the near term. Yet, we enter 2009 with high expectations for continued growth and prosperity. The challenges are many but so are the opportunities. We are positioned with financial strength, a great market area, the right products, delivery channels, technology, and most important of all, the people to move successfully into the future.

Additional statistical data and information on our financial performance for 2008 are available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission. We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholders information section of our website, www.LCNB.com.

The Annual Meeting for LCNB Corp. will be Tuesday, April 28, 2009, at 10:00am at our Main office located at 2 North Broadway in Lebanon, Ohio. Proxy material is included with this initial mailing.  Please review, sign and return the proxy in the envelope provided. We would be pleased to have you attend our annual meeting in person. Thank you for your continued support.

Stephen P. Wilson

Steve P. Foster

Chairman and CEO

President

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004

Income Statement
Net Interest Income	$20,929	18,153	18,315	18,570	18,280
Net Income	6,603	5,954	6,514	6,705	6,596
Per common share:
Net income, basic and diluted (1)	0.99	0.94	1.00	1.01	0.98
Dividends declared (1)	0.64	0.62	0.60	0.58	0.56

Balance Sheet
Loans – net	$451,343	444,419	388,320	357,651	334,440
Earning assets	599,825	550,733	505,485	498,396	485,485
Total assets	649,731	604,058	548,215	539,501	522,251
Total deposits	577,622	535,929	478,615	481,475	463,900
Short-term borrowings	2,206	1,459	15,370	1,031	1,269
Long-term debt	5,000	5,000	-	2,073	2,137
Total shareholders' equity	58,116	56,528	50,999	52,022	52,296
Per common share: Book value at year end (1)	8.69	8.45	7.99	7.94	7.86

Performance Ratios
Return on average assets	1.03%	1.08%	1.19%	1.25%	1.29%
Return on average shareholders’ equity	11.35%	11.41%	12.48%	12.80%	12.56%

(1)  All per share data have been adjusted to reflect a 100% stock dividend accounted for as a stock split in 2007 and 2004.

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2008	2007
ASSETS:
Cash and due from banks	$11,278	17,498
Federal funds sold and interest-bearing demand deposits	6,742	13,692
Total cash and cash equivalents	18,020	31,190

Securities available for sale, at fair value	136,244	87,423
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	3,028	2,731
Loans, net	451,343	444,419
Premises and equipment, net	15,582	14,205
Goodwill	5,915	5,742
Other intangible assets, net	807	1,165
Bank owned life insurance	13,485	11,452
Other assets	5,307	5,731
TOTAL ASSETS	$649,731	604,058

LIABILITIES:
Deposits -
Noninterest-bearing	$82,645	81,397
Interest-bearing	494,977	454,532
Total deposits	577,622	535,929
Short-term borrowings	2,206	1,459
Long-term debt	5,000	5,000
Accrued interest and other liabilities	6,787	5,142
TOTAL LIABILITIES	591,615	547,530

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding	-	-
Common shares - no par value, authorized 8,000,000 shares, issued 7,445,514 at December 31, 2008 and 2007	11,068	11,068
Surplus	14,792	14,761
Retained earnings	46,584	44,261
Treasury shares at cost, 758,282 shares at December 31, 2008 and 2007	(11,737)	(11,737)
Accumulated other comprehensive income (loss), net of taxes	(2,591)	(1,825)
TOTAL SHAREHOLDERS' EQUITY	58,116	56,528

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$649,731	604,058

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2008	2007	2006
INTEREST INCOME:
Interest and fees on loans	$29,024	27,066	25,284
Dividends on Federal Reserve Bank and Federal Home Loan Bank stock	160	163	189
Interest on investment securities-
Taxable	2,642	2,229	2,650
Non-taxable	1,995	1,879	1,967
Other short-term investments	529	654	458
TOTAL INTEREST INCOME	34,350	31,991	30,548

INTEREST EXPENSE:
Interest on deposits	13,145	13,445	12,113
Interest on short-term borrowings	13	181	90
Interest on long-term debt	263	212	30
TOTAL INTEREST EXPENSE	13,421	13,838	12,233
NET INTEREST INCOME	20,929	18,153	18,315
PROVISION FOR LOAN LOSSES	620	266	143

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,309	17,887	18,172

NON-INTEREST INCOME:
Trust income	1,861	1,890	1,932
Service charges and fees	4,254	4,103	4,103
Net gain (loss) on sales of securities	-	-	(12)
Insurance agency income	1,620	1,627	1,682
Bank owned life insurance income	534	472	464
Gains from sales of mortgage loans	11	47	47
Other operating income	173	207	129
TOTAL NON-INTEREST INCOME	8,453	8,346	8,345

NON-INTEREST EXPENSE:
Salaries and wages	8,888	8,040	7,860
Pension and other employee benefits	2,433	2,125	2,003
Equipment expenses	995	1,039	1,049
Occupancy expense, net	1,652	1,506	1,370
State franchise tax	639	630	622
Marketing	464	429	374
Intangible amortization	316	575	621
ATM expense	456	401	456
Computer maintenance and supplies	471	418	378
Telephone expense	442	424	324
Other non-interest expense	3,178	2,757	2,781
TOTAL NON-INTEREST EXPENSE	19,934	18,344	17,838

INCOME BEFORE INCOME TAXES	8,828	7,889	8,679
PROVISION FOR INCOME TAXES	2,225	1,935	2,165
NET INCOME	$6,603	5,954	6,514

Earnings per common share:
Basic	$0.99	0.94	1.00
Diluted	0.99	0.94	1.00

Weighted average shares outstanding:
Basic	6,687,232	6,368,046	6,484,837
Diluted	6,687,232	6,368,563	6,487,252

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LCNB Corp. and subsidiaries

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of LCNB Corp. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, and consolidated statements of comprehensive income, shareholders’ equity and cash flows (not included herein), for each of the three years in the period ended December 31, 2008; and in our report dated February 27, 2009 we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio

February 27, 2009