Form 10-K, Exhibit 13
period 2009-12-31
LCNB CORP
filed 2010-02-23
CIK 1074902

EXHIBIT 13

LCNB Corp. 2009 Annual Report

CEO’s and President's Letter to Shareholders (page 1 and 2 of Annual Report):

Dear Shareholders:

LCNB’s philosophy of investing in our communities has always been an important part of our history and an important part of being a good corporate citizen. That investment has been in the form of monetary donations, donation of food and clothing, and volunteering manpower. While that commitment to our communities has always been present, it took on a higher priority in 2009. The recession and resulting high unemployment resulted in a greater need for help in our communities. As you will read later in this report, LCNB and all of its employees responded to the challenge.

The theme of last year’s annual report was “Strong – Local – Secure”. We remain a strong and secure financial institution today. The growth momentum we experienced in 2008 continued through 2009. Our assets grew by 13.03% from $650 million to $734 million. Adding the bank’s assets to trust assets of $197 million, mortgage loans serviced of $57 million, business cash management assets of $18 million, and brokerage account assets of $72 million resulted in the corporation managing a total of $1.1 billion of assets for its customers. Specifically, deposits grew 8.06% from $578 million to $624 million. Since consumer confidence continued to be low in 2009, overall loan growth was only 1.35%. But while consumer confidence waned, commercial loan growth was 6.85% growing from $213 million to $228 million in 2009. The net loan totals do not reflect that LCNB originated $28 million in additional 1-4 family residential mortgages that were sold in the secondary mortgage market enabling our customers to take advantage of lower mortgage rates.

Net income available to shareholders was $6.7 million representing a 1.07% return on average assets and a 10.43% return on average shareholder’s equity. Basic earnings per common share were $1.00 in 2009 compared to $.99 in 2008. Total shareholder’s equity on December 31, 2009 was $65.6 million. Our capital remains in the FDIC “well capitalized” designation.

We have the capital, liquidity, earnings, asset quality, and growth to out-perform our industry in both the short and long run.

While many financial institutions reduced or ceased paying a dividend in 2009, LCNB maintained a dividend of $.64 per share. LCNB returned earnings to its shareholders with a dividend payout ratio of 64% in 2009. We cannot control our stock price in these emotional times, or anytime, but we can control our performance. In the long run we believe good performance and strong dividend payout will enhance shareholder value.

Because of the many bank failures in 2009 (140) the Federal Deposit Insurance Corporation’s Designated Reserve Ratio fell below the minimum of 1.15%. Because of this shortfall the FDIC required all insured banks to pay a special assessment. LCNB paid an assessment (based on Total Assets less Tier One Capital) of $325,000 in addition to a higher premium. In total LCNB expensed $1.3 million in FDIC premiums for 2009 compared to $75,000 in 2008. The FDIC then required insured financial institutions to prepay premiums for the next three years on December 30, 2009. That prepayment resulted in LCNB paying over $3.1 million to the FDIC. This prepayment by all insured banks provided the FDIC with over $45 billion in cash to pay for anticipated bank failures. LCNB management still believes that the FDIC deposit guarantee is very important to the stability of our banking system, but the cost of doing business by healthy banks has risen significantly because of the mismanagement of some financial institutions.

Our Board of Directors is made up of individuals that contribute to the success of LCNB. Joseph W. Schwarz is a director who started contributing at the very first board meeting he attended. While Joe has been a director for the last six years, LCNB has grown from a $524 million bank to a $734 million bank. Joe brought his success in his own business and applied it to banking. His guidance and leadership will be missed as he is retiring from the board at this year’s Annual Meeting.

On February 6, 2010 we lost a former director who retired from the board in 2004. Jim Miller served as a member of the Board from 1979 to 2004. Jim was a valuable director and a fine gentleman to everyone who knew him. Jim was highly respected in the Lebanon community and he will be missed.

Uncertainty is the watchword for 2010. The economy is still very weak with high unemployment and low consumer confidence levels. Congress is having trouble passing legislation and bank failures are predicted to remain high. LCNB will continue to do what we have done since 1877, provide safety for our depositors and loan money to those we know in our local communities. The experienced management of LCNB will strive to make 2010 another successful year.

Your Board of Directors, officers, and employees understand that financial market concerns are still present and that the downturn in our economy is severe and unlikely to improve in the near term. Yet, we enter 2010 with high expectations for continued growth and prosperity. The challenges are many but so are the opportunities. We are positioned with financial strength, a great market area, the right products, delivery channels, technology, and most important of all, the people to move successfully into the future.

Additional statistical data and information on our financial performance for 2009 is available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission. We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholders information section on our website, www.LCNB.com.

The Annual Meeting for LCNB Corp. will be Tuesday, April 20, 2010 at 10:00am at our Main Office located at 2 North Broadway in Lebanon, Ohio. Proxy material is included with this initial mailing. Please review, sign and return the proxy in the envelope provided. We would be pleased to have you attend our annual meeting in person. Thank you for your continued support.

Stephen P. Wilson

Steve P. Foster

Chairman and CEO

President

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005

Income Statement
Net interest income	$24,795	20,929	18,153	18,315	18,570
Net income	7,766	6,603	5,954	6,514	6,705
Net income available to common shareholders	6,658	6,603	5,954	6,514	6,705
Earnings per common share:
Basic (1)	1.00	0.99	0.94	1.00	1.01
Diluted (1)	0.99	0.99	0.94	1.00	1.01
Dividends declared per common share (1)	0.64	0.64	0.62	0.60	0.58

Balance Sheet
Loans – net	$457,418	451,343	444,419	388,320	357,651
Earning assets	678,055	599,825	550,733	505,485	498,396
Total assets	734,409	649,731	604,058	548,215	539,501
Total deposits	624,179	577,622	535,929	478,615	481,475
Short-term borrowings	14,265	2,206	1,459	15,370	1,031
Long-term debt	24,960	5,000	5,000	-	2,073
Total shareholders' equity	65,615	58,116	56,528	50,999	52,022
Per common share: Book value at year end (1)	9.81	8.69	8.45	7.99	7.94

Performance Ratios
Return on average assets	1.07%	1.03%	1.08%	1.19%	1.25%
Return on average shareholders’ equity	10.43%	11.35%	11.41%	12.48%	12.80%

(1)  All per share data have been adjusted to reflect a 100% stock dividend accounted for as a stock split in 2007.

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2009	2008
ASSETS:
Cash and due from banks	$12,626	11,278
Federal funds sold and interest-bearing demand deposits	-	6,742
Total cash and cash equivalents	12,626	18,020

Investment securities:
Available-for-sale, at fair value	201,578	136,244
Held-to-maturity, at cost	13,030	-
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	3,031	3,028
Loans, net	457,418	451,343
Premises and equipment, net	15,722	15,582
Goodwill	5,915	5,915
Bank owned life insurance	14,122	13,485
Other assets	10,967	6,114
TOTAL ASSETS	$734,409	649,731

LIABILITIES:
Deposits:
Noninterest-bearing	$93,894	82,645
Interest-bearing	530,285	494,977
Total deposits	624,179	577,622
Short-term borrowings	14,265	2,206
Long-term debt	24,960	5,000
Accrued interest and other liabilities	5,390	6,787
TOTAL LIABILITIES	668,794	591,615

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding	-	-
Common shares - no par value, authorized 8,000,000 shares, issued 7,445,514 at December 31, 2009 and 2008	11,068	11,068
Surplus	15,407	14,792
Retained earnings	48,962	46,584
Treasury shares at cost, 758,282 shares at December 31, 2009 and 2008	(11,737)	(11,737)
Accumulated other comprehensive income (loss), net of taxes	1,915	(2,591)
TOTAL SHAREHOLDERS' EQUITY	65,615	58,116

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$734,409	649,731

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2009	2008	2007
INTEREST INCOME:
Interest and fees on loans	$27,493	29,024	27,066
Dividends on Federal Reserve Bank and Federal Home Loan Bank stock	153	160	163
Interest on investment securities-
Taxable	4,239	2,642	2,229
Non-taxable	2,921	1,995	1,879
Other short-term investments	49	529	654
TOTAL INTEREST INCOME	34,855	34,350	31,991

INTEREST EXPENSE:
Interest on deposits	9,434	13,145	13,445
Interest on short-term borrowings	3	13	181
Interest on long-term debt	623	263	212
TOTAL INTEREST EXPENSE	10,060	13,421	13,838
NET INTEREST INCOME	24,795	20,929	18,153
PROVISION FOR LOAN LOSSES	1,400	620	266

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,395	20,309	17,887

NON-INTEREST INCOME:
Trust income	1,916	1,861	1,890
Service charges and fees	4,018	4,254	4,103
Net gain (loss) on sales of securities	110	-	-
Insurance agency income	1,511	1,620	1,627
Bank owned life insurance income	637	534	472
Gains from sales of mortgage loans	396	11	47
Other operating income	184	173	207
TOTAL NON-INTEREST INCOME	8,772	8,453	8,346

NON-INTEREST EXPENSE:
Salaries and wages	9,422	8,888	8,040
Pension and other employee benefits	2,306	2,433	2,125
Equipment expenses	1,017	995	1,039
Occupancy expense, net	1,721	1,652	1,506
State franchise tax	611	639	630
Marketing	443	464	429
Intangible amortization	110	316	575
FDIC premiums	1,271	75	57
ATM expense	513	456	401
Computer maintenance and supplies	466	471	418
Telephone expense	410	442	424
Write-off of pension asset	722	-	-
Other non-interest expense	3,103	3,103	2,700
TOTAL NON-INTEREST EXPENSE	22,115	19,934	18,344

INCOME BEFORE INCOME TAXES	10,052	8,828	7,889
PROVISION FOR INCOME TAXES	2,286	2,225	1,935
NET INCOME	7,766	6,603	5,954
PREFERRED STOCK DIVIDENDS AND DISCOUNT ACCRETION	1,108	-	-
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$6,658	6,603	5,954

Earnings per common share:
Basic	$1.00	0.99	0.94
Diluted	0.99	0.99	0.94

Weighted average shares outstanding:
Basic	6,687,232	6,687,232	6,368,046
Diluted	6,701,309	6,687,232	6,368,563

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

LCNB Corp. and subsidiaries

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, and consolidated statements of comprehensive income, shareholders’ equity and cash flows (not included herein), for each of the three years in the period ended December 31, 2009; and in our report dated February 22, 2010 we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio

February 22, 2010