Form 10-K, Exhibit 13
period 2010-12-31
LCNB CORP
filed 2011-03-01
CIK 1074902

EXHIBIT 13

LCNB Corp. 2010 Annual Report

CEO’s and President's Letter to Shareholders (page 1 and 2 of Annual Report):

Dear Shareholders:
A struggling economy, increased banking regulation, and higher FDIC premiums have made it difficult for some U.S. banks to deliver good results in 2010. LCNB is happy to report that, in spite of those   challenges, 2010 was another very successful year and we are proud to present these results in this year’s annual report.

The theme of this year’s annual report is, “If LCNB is in your Community... This is a Good Sign.” This refers directly to the importance of a bank to the economic health of any community. A traditional regulated bank, whose success is tied to the success of its customers and its community is so very important for several reasons. A community bank is the economic engine that enables its customers to create jobs and to create wealth and opportunity. It renders advice on how fast to grow and how far to go to ensure that customers are successful in the long-run. The bank’s value to the community itself goes beyond economic value and provides the power of involvement and support. Support is given by investing time and money in many organizations and events which contribute to the quality of life in a community. It also supports those things, both necessary and nice, that differentiates a community and makes it a great place to live.

A successful year is measured in numerous ways. We measure it financially and with the completion of successful projects within the organization.

Financially, LCNB earned a return on average assets of 1.22% and a return on average equity of 13.36% in 2010. Net income available to common shareholders in 2010 exceeded 2009 results by 41% resulting in net income available to common shareholders of $9.4 million. That net income produced total earnings per share of $1.40 which is 40% higher than the $1.00 earnings per share from 2009 results. Although LCNB Corp. total assets grew from $734 million to $760 million in 2010, loan growth was still sluggish in 2010. Net loans declined 1.11% from 2009 to $452 million. But within that total, commercial loans grew by almost 2% and we have originated or refinanced $19 million in 1-4 family mortgages for consumers taking advantage of the low interest rate environment in 2010. Another $24 million of 1-4 family mortgages were originated and sold in the secondary market during 2010. The Trust and Brokerage Departments both had 14% growth in assets they manage for our customers and deposits continued to grow in 2010 to $639 million. Total shareholder’s equity on December 31, 2010 was $70.7 million. Our capital remains in the “well capitalized” designation.

LCNB Management and the Board of Directors believe continuing to pay a dividend to our shareholders is important. During 2010 our shareholders received a dividend of $.64 per share. LCNB returned earnings to its shareholders of 46% in 2010.

In addition to the successful year financially, our employees also were busy improving delivery channels for our customers. We started upgrading our ATM machines to newer models in 2010 and this project will continue in 2011. Because of the constant threat of dishonest people trying to exploit our electronic delivery channels, we have added additional firewalls and other more secure ways that our customers can access their bank information and transact business electronically. We will always strive to maintain the latest security measures to protect our customers’ information. Although we did not build or acquire any new facilities in 2010, we began construction of a new branch in the City of Monroe and the new Auto Bank in Lebanon. Both projects should be complete by late Spring of 2011.

In November, Dave Beckett, a director of LCNB since 1999 and President of Dakin Insurance Agency, a subsidiary of LCNB Corp., announced that he and his family planned to relocate to another state. We are sorry to lose Dave as a director and as president of Dakin Insurance. He has very competently fulfilled both roles. The LCNB Board of Directors decided not to fill the vacant director’s seat at this time. In addition, the LCNB Board of Directors decided to divest of Dakin Insurance by selling the agency.

Additional statistical data and information on our financial performance for 2010 is available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission. We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholders information section on our website, www.LCNB.com.

The Annual Meeting for LCNB Corp. will be Tuesday, April 26th, 2011 at 10:00 a.m. at our Main Office located at 2 North Broadway in Lebanon, Ohio. Proxy material is included with this initial mailing. Please review, sign and return the proxy in the envelope provided. We would be pleased to have you attend our annual meeting in person.  Thank you for your continued support.

Stephen P. Wilson
Chairman and CEO

Steve P. Foster
President

Please Note:  “In the spirit of service to our communities and profession, Steve Wilson continues to demonstrate his dedication to the banking industry. He served as chairman of the Ohio Bankers League (OBL) in 1997 and, beginning in October 2010, Steve is serving as Chairman of the American Bankers Association (ABA).

It is a prestigious honor that Steve has been given to represent our banking industry and his leadership and experience is important to banking at this crucial time.” - Steve P. Foster

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006

Income Statement
Net interest income	$25,655	24,793	20,928	18,152	18,315
Net income from continuing operations	9,133	7,687	6,427	5,737	6,182
Income from discontinued operations, net of tax	240	79	176	217	332
Net income	9,373	7,766	6,603	5,954	6,514
Net income available to common shareholders	9,373	6,658	6,603	5,954	6,514

Dividends declared per common share (1)	0.64	0.64	0.64	0.62	0.60
Basic earnings per common share (1):
Continuing operations	1.37	0.99	0.96	0.90	0.95
Discontinued operations	0.03	0.01	0.03	0.04	0.05
Diluted earnings per common share (1):
Continuing operations	1.36	0.98	0.96	0.90	0.95
Discontinued operations	0.03	0.01	0.03	0.04	0.05

Balance Sheet
Loans – net	$452,350	457,418	451,343	444,419	388,320
Earning assets	706,226	678,055	599,825	550,733	505,485
Total assets	760,134	734,409	649,731	604,058	548,215
Total deposits	638,539	624,179	577,622	535,929	478,615
Short-term borrowings	21,691	14,265	2,206	1,459	15,370
Long-term debt	23,120	24,960	5,000	5,000	-
Total shareholders' equity	70,707	65,615	58,116	56,528	50,999
Per common share: Book value at year end (1)	10.57	9.81	8.69	8.45	7.99

Performance Ratios
Return on average assets	1.22%	1.07%	1.03%	1.08%	1.19%
Return on average shareholders’ equity	13.36%	10.43%	11.35%	11.41%	12.48%

(1) All per share data have been adjusted to reflect a 100% stock dividend accounted for as a stock split in 2007.

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2010	2009
ASSETS:
Cash and due from banks	$10,817	12,626
Interest-bearing demand deposits	182	-
Total cash and cash equivalents	10,999	12,626

Investment securities:
Available-for-sale, at fair value	235,882	201,578
Held-to-maturity, at cost	12,141	13,030
Federal Reserve Bank stock, at cost	939	940
Federal Home Loan Bank stock, at cost	2,091	2,091
Loans, net	452,350	457,418
Premises and equipment, net	16,017	15,722
Goodwill	5,915	5,915
Bank owned life insurance	14,242	14,122
Other assets	9,558	10,967
TOTAL ASSETS	$760,134	734,409

LIABILITIES:
Deposits:
Noninterest-bearing	$98,994	93,894
Interest-bearing	539,545	530,285
Total deposits	638,539	624,179
Short-term borrowings	21,691	14,265
Long-term debt	23,120	24,960
Accrued interest and other liabilities	6,077	5,390
TOTAL LIABILITIES	689,427	668,794

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding	-	-
Common shares - no par value, authorized 12,000,000 shares, issued 7,445,514 at December 31, 2010 and 2009	11,068	11,068
Surplus	15,447	15,407
Retained earnings	54,045	48,962
Treasury shares at cost, 755,771 shares and 758,282 shares at December 31, 2010 and 2009, respectively	(11,698)	(11,737)
Accumulated other comprehensive income, net of taxes	1,845	1,915
TOTAL SHAREHOLDERS' EQUITY	70,707	65,615

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$760,134	734,409

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2010	2009	2008
INTEREST INCOME:
Interest and fees on loans	$26,977	27,493	29,024
Interest on investment securities:
Taxable	3,686	4,237	2,641
Non-taxable	3,126	2,921	1,995
Other investments	200	202	689
TOTAL INTEREST INCOME	33,989	34,853	34,349

INTEREST EXPENSE:
Interest on deposits	7,613	9,434	13,145
Interest on short-term borrowings	27	3	13
Interest on long-term debt	694	623	263
TOTAL INTEREST EXPENSE	8,334	10,060	13,421
NET INTEREST INCOME	25,655	24,793	20,928
PROVISION FOR LOAN LOSSES	1,680	1,400	620

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,975	23,393	20,308

NON-INTEREST INCOME:
Trust income	1,897	1,916	1,861
Service charges and fees on deposit accounts	3,953	3,985	4,211
Net gain on sales of securities	948	110	-
Bank owned life insurance income	1,389	637	534
Gains from sales of mortgage loans	496	396	11
Other operating income	248	204	184
TOTAL NON-INTEREST INCOME	8,931	7,248	6,801

NON-INTEREST EXPENSE:
Salaries and employee benefits	11,271	10,534	10,183
Equipment expenses	889	995	973
Occupancy expense, net	1,875	1,721	1,652
State franchise tax	703	610	614
Marketing	448	408	433
Intangible amortization	57	57	257
FDIC premiums	958	1,271	75
ATM expense	513	513	456
Computer maintenance and supplies	456	449	454
Telephone expense	414	407	439
Other real estate owned	506	17	9
Write-off of pension asset	-	722	-
Other non-interest expense	3,189	3,005	3,003
TOTAL NON-INTEREST EXPENSE	21,279	20,709	18,548

INCOME BEFORE INCOME TAXES	11,627	9,932	8,561
PROVISION FOR INCOME TAXES	2,494	2,245	2,134
NET INCOME FROM CONTINUING OPERATIONS	9,133	7,687	6,427
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	240	79	176
NET INCOME	9,373	7,766	6,603
PREFERRED STOCK DIVIDENDS AND DISCOUNT ACCRETION	-	1,108	-
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$9,373	6,658	6,603

Basic earnings per common share:
Continuing operations	$1.37	0.99	0.96
Discontinued operations	0.03	0.01	0.03

Diluted earnings per common share:
Continuing operations	1.36	0.98	0.96
Discontinued operations	0.03	0.01	0.03

Weighted average shares outstanding:
Basic	6,687,500	6,687,232	6,687,232
Diluted	6,736,622	6,701,309	6,687,232

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LCNB Corp. and subsidiaries

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, and consolidated statements of comprehensive income, shareholders’ equity and cash flows (not included herein), for each of the three years in the period ended December 31, 2010; and in our report dated March 1, 2011 we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio
March 1, 2011