Form 10-K, Exhibit 13
period 2011-12-31
LCNB CORP
filed 2012-02-28
CIK 1074902

EXHIBIT 13

LCNB Corp. 2011 Annual Report

CEO’s and President's Letter to Shareholders (page 1 and 2 of Annual Report):

Dear Shareholders:

We are pleased to report to our shareholders the completion of another successful year in
2011 despite economic and regulatory challenges.  At the end of 2010 we predicted and hoped for an improving U.S. economy in 2011.  By most measurements the economy gained some strength in 2011 although unemployment still remained too high.  Interest rates remained low throughout 2011 and continue to remain low as we enter 2012.  Consistent with general industry trends, historic sustained low interest rates put pressure on the Bank’s interest margin in 2011.  Additionally, the passage of the Dodd-Frank Bill in 2010 has added and will add additional regulations that create a compliance burden for financial institutions.  That compliance burden is predicted to be a contributing factor in the closing, selling, or merging of at least 25% of financial institutions in the next 3 to 5 years.  Compliance is an expensive task and a larger burden for financial institutions smaller than LCNB that do not have the staff to dedicate to compliance.  Many small communities have only one bank and the loss of those banks will have a negative effect on the success and quality of life for many citizens.  Nevertheless, the drivers of our success are our strong corporate values which continue to lead us in this environment.

This Annual Report highlights “Building for the Future with Personal Service, Convenience, and Performance”.  As you will read within this report, LCNB realizes the importance of excellent customer service and the many ways that customer service is presented.  The Board of Directors, management, and employees strive to provide the best service using the latest technology available in the markets we serve.

Although the low interest rates and resulting lower interest margin were a challenge to earnings, LCNB successfully earned a 1.02% return on average assets and a 10.89% return on average equity.  As stated in our end of the year earnings release, we believe that consistency in performance is important.  We always strive to take a long-term versus a short-term view.  To that end, we are pleased that for over 35 years your Bank has achieved at least a 1% return on average assets and double digit return on average equity.  Of greatest importance to you, our shareholder, is the consistent dividend payment that has been the result of that performance.  Net income was $8.1 million, resulting in total basic earnings per share of $1.21. LCNB’s total assets grew by 4.1% or $31.4 million to $791.6 million from December 31, 2010 to December 31, 2011.  Total net loans grew by $6.0 million or 1.3% in 2011 with commercial loans growing 7.7%.  The continued low interest rate environment allowed consumers to finance or refinance their mortgages.  LCNB originated or refinanced $26 million in 1-4 family mortgages for consumers in 2011. Another $9.4 million of 1-4 family mortgages were originated and sold in the secondary market during 2011.  Total shareholders’ equity on December 31, 2011 was $78.0 million which was an increase of 10.3% from December 31, 2010.  Our capital remains in the “well capitalized” designation.

In the first quarter for 2011 LCNB Corp. sold the insurance subsidiary Dakin Insurance Agency.  David Beckett, the President of Dakin Insurance, made the decision to move out of state and LCNB’s Board of Directors and management decided to take that opportunity to sell the insurance agency to the Rixey-Berry Insurance Group.  That sale was completed in late March 2011 and was recognized as a gain on LCNB Corp.’s financial statements.

Unfortunately, in 2011 the LCNB family was saddened by the sudden deaths of three LCNB employees.  In early March, Ed Hale, Vice President of Mortgage Loans, was stricken by a heart attack and died suddenly.  Although Ed had only been with LCNB for two years, many of us had known Ed as a local banker for over thirty-six years.  In late July, Ben Jackson lost his battle with cancer.  Ben had worked at LCNB for over thirty-seven years helping LCNB grow from a $30 million asset bank to an almost $800 million asset bank at his death.  Ben’s dedication and hard work was instrumental in LCNB’s growth and success.  In late December, Linda Palmer also died suddenly.  Linda had worked in our Mason office as a teller for over ten years.  Linda was well-liked by her fellow employees and her customers.  All three were an important part of the LCNB family and will be missed.

Several projects that were started in 2010 were completed in 2011.  The replacement of older ATMs with new touch screen models was completed in 2011.  The construction of a new full service branch in Monroe, Ohio was started in November, 2010 and it opened in June, 2011.  The construction of a new Auto Bank at the Main Office was also completed in 2011.  The new Auto Bank includes a drive-up ATM and a drive-up night depository.  We also closed our Bridgetown Office during 2011.  While that may sound like a negative, it does demonstrate that your Board and Management consistently strive to insure that all our operations are either currently profitable or have strong potential to enhance our bottom line.  Work on providing mobile banking using smart phones was also started in late 2011 to roll out in early 2012.

Additional statistical data and information on our financial performance for 2011 is available in the LCNB Corp. Annual Report on Form 10-K.  This report is filed annually with the Securities and Exchange Commission.  We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholder information section on our website, www.LCNB.com or www.lcnbcorp.com.

The Annual Meeting for LCNB Corp. will be Tuesday, April 24th, 2012 at 10:00 a.m. at our Main Office located at 2 North Broadway in Lebanon, Ohio.  Proxy material is included with this initial mailing.  Please review, sign, and return the proxy in the envelope provided.  We would be pleased to have you attend our annual meeting in person.  Thank you for your continued support.

/s/ Stephen P. Wilson	/s/ Steve P. Foster
Stephen P. Wilson Chairman and CEO	Steve P. Foster President

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007

Income Statement
Net interest income	$25,706	25,697	24,838	20,977	18,203
Net income from continuing operations	7,322	9,133	7,687	6,427	5,737
Income from discontinued operations, net of tax	793	240	79	176	217
Net income	8,115	9,373	7,766	6,603	5,954
Net income available to common shareholders	8,115	9,373	6,658	6,603	5,954

Dividends declared per common share (1)	0.64	0.64	0.64	0.64	0.62
Basic earnings per common share (1):
Continuing operations	1.09	1.37	0.99	0.96	0.90
Discontinued operations	0.12	0.03	0.01	0.03	0.04
Diluted earnings per common share (1):
Continuing operations	1.08	1.36	0.98	0.96	0.90
Discontinued operations	0.12	0.03	0.01	0.03	0.04

Balance Sheet
Loans , net	$458,331	452,350	457,418	451,343	444,419
Earning assets	736,119	706,226	678,055	599,825	550,733
Total assets	791,570	760,134	734,409	649,731	604,058
Total deposits	663,562	638,539	624,179	577,622	535,929
Short-term borrowings	21,596	21,691	14,265	2,206	1,459
Long-term debt	21,373	23,120	24,960	5,000	5,000
Total shareholders' equity	77,960	70,707	65,615	58,116	56,528
Per common share:
Book value at year end (1)	11.63	10.57	9.81	8.69	8.45

Performance Ratios
Return on average assets	1.02%	1.22%	1.07%	1.03%	1.08%
Return on average shareholders’ equity	10.89%	13.36%	10.43%	11.35%	11.41%

(1)	All per share data for 2007 has been adjusted to reflect a 100% stock dividend accounted for as a stock split.

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2011	2010
ASSETS:
Cash and due from banks	$12,449	10,817
Interest-bearing demand deposits	7,086	182
Total cash and cash equivalents	19,535	10,999

Investment securities:
Available-for-sale, at fair value	254,006	235,882
Held-to-maturity, at cost	10,734	12,141
Federal Reserve Bank stock, at cost	940	939
Federal Home Loan Bank stock, at cost	2,091	2,091
Loans, net	458,331	452,350
Premises and equipment, net	17,346	16,017
Goodwill	5,915	5,915
Bank owned life insurance	14,837	14,242
Other assets	7,835	9,558
TOTAL ASSETS	$791,570	760,134

LIABILITIES:
Deposits:
Noninterest-bearing	$106,793	98,994
Interest-bearing	556,769	539,545
Total deposits	663,562	638,539
Short-term borrowings	21,596	21,691
Long-term debt	21,373	23,120
Accrued interest and other liabilities	7,079	6,077
TOTAL LIABILITIES	713,610	689,427

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding	-	-
Common shares - no par value, authorized 12,000,000 shares, issued 7,460,494 and 7,445,514 shares at December 31, 2011 and 2010, respectively	26,753	26,515
Retained earnings	57,877	54,045
Treasury shares at cost, 755,771 shares at December 31, 2011 and 2010	(11,698)	(11,698)
Accumulated other comprehensive income, net of taxes	5,028	1,845
TOTAL SHAREHOLDERS' EQUITY	77,960	70,707

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$791,570	760,134

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2011	2010	2009
INTEREST INCOME:
Interest and fees on loans	$25,502	27,020	27,538
Interest on investment securities:
Taxable	3,843	3,686	4,237
Non-taxable	2,571	3,126	2,921
Other investments	177	199	202
TOTAL INTEREST INCOME	32,093	34,031	34,898

INTEREST EXPENSE:
Interest on deposits	5,702	7,613	9,434
Interest on short-term borrowings	28	27	3
Interest on long-term debt	657	694	623
TOTAL INTEREST EXPENSE	6,387	8,334	10,060
NET INTEREST INCOME	25,706	25,697	24,838
PROVISION FOR LOAN LOSSES	2,089	1,680	1,400

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,617	24,017	23,438

NON-INTEREST INCOME:
Trust income	2,099	1,897	1,916
Service charges and fees on deposit accounts	3,739	3,904	3,931
Net gain on sales of securities	948	948	110
Bank owned life insurance income	596	1,389	637
Gains from sales of mortgage loans	177	496	396
Other operating income	205	253	190
TOTAL NON-INTEREST INCOME	7,764	8,887	7,180

NON-INTEREST EXPENSE:
Salaries and employee benefits	11,743	11,271	10,534
Equipment expenses	1,038	889	995
Occupancy expense, net	1,761	1,875	1,721
State franchise tax	764	703	610
Marketing	480	448	408
FDIC premiums	545	958	1,271
ATM expense	553	513	513
Computer maintenance and supplies	565	456	449
Telephone expense	407	414	407
Other real estate owned	350	506	17
Write-off of pension asset	-	-	722
Other non-interest expense	3,643	3,244	3,039
TOTAL NON-INTEREST EXPENSE	21,849	21,277	20,686

INCOME BEFORE INCOME TAXES	9,532	11,627	9,932
PROVISION FOR INCOME TAXES	2,210	2,494	2,245
NET INCOME FROM CONTINUING OPERATIONS	7,322	9,133	7,687
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	793	240	79
NET INCOME	8,115	9,373	7,766
PREFERRED STOCK DIVIDENDS AND DISCOUNT ACCRETION	-	-	1,108
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$8,115	9,373	6,658

Basic earnings per common share:
Continuing operations	$1.09	1.37	0.99
Discontinued operations	0.12	0.03	0.01

Diluted earnings per common share:
Continuing operations	1.08	1.36	0.98
Discontinued operations	0.12	0.03	0.01

Weighted average shares outstanding:
Basic	6,692,385	6,687,500	6,687,232
Diluted	6,751,599	6,736,622	6,701,309

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LCNB Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, and consolidated statements of comprehensive income, shareholders’ equity and cash flows (not included herein), for each of the three years in the period ended December 31, 2011; and in our report dated February 27, 2012, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio
February 27, 2012