Form 10-K, Exhibit 13
period 2012-12-31
LCNB CORP
filed 2013-02-26
CIK 1074902

EXHIBIT 13

LCNB Corp. 2012 Annual Report

CEO’s and President's Letter to Shareholders (page 1 and 2 of Annual Report):

Dear Shareholders:
We are proud to present to you the 2012 Annual Report for LCNB Corp. and our subsidiary LCNB National Bank. Your Bank concluded another successful year in its 135-year history. This year's report is titled, "Community Banks - The Economic Engine of local Communities". We believe that a strong a community bank is vital to the health of its community. Within this report you will find a summary of historical financial information, as well as, more detailed financials for those who like a more in-depth presentation.

Our bank was founded in 1877 to be the economic engine for Lebanon and surrounding Warren County. Like today, our founders and their community faced great uncertainty and needed a strong, stable financial institution to provide security and stimulus to the local economy. Throughout our history we cautiously and purposefully expanded into other communities to provide that same security and economic stimulus. Presently, we serve that role in eight counties with 31 offices. We strongly support the success of the communities we serve and strive to meet, not only economic needs, but quality of life needs, as well.

Since 2012 was a presidential election year there was a lot of uncertainty about what direction the country and our economy might take in 2013. Although the election is over there is still a lot of uncertainty about how the tax changes and the rising fiscal debt will affect the U.S. economy. The Federal Reserve's policy of maintaining low interest rates to stimulate economic growth has put pressure on banks' interest margins. Community banks still rely on that margin to generate a large percentage of total income. LCNB management has recognized the importance of generating non-interest income to supplement interest margin income. One area generating non-interest income, is the trust department and investment services, which contributed over $2.3 million during 2012, a 10% increase over 2011. The continued success of these departments is an important part of the future growth of LCNB.

The financial results for 2012 include a return on average assets of 1.02% and a return on average equity of 10.22%. Net income was $8.3 million, resulting in total basic earnings per share of $1.23. Total shareholders' equity increased $4 million from December 31, 2011 to December 31, 2012, an increase of 5.2%. Our capital remains in the "well capitalized" designation.

Although total net loans decreased by $8 million, commercial real estate loans increased by just over $11 million. Low interest rates in 2012 were reflected in robust mortgage activity. LCNB originated or refinanced $24 million of 1-4 family mortgages for consumers in 2012. Another $28 million of 1-4 family mortgages were originated and sold in the secondary market in 2012. Credit quality continued to improve in 2012. Net loan charge-offs were lower, totaling $.8 million compared to $1.8 million in 2011. Non-accrual loans and loans past due 90-days or more and still accruing interest totaled $2.4 million or 0.53% of total loans at December 31, 2012 compared to $3.7 million or 0.80% of total loans at December, 2011.

Despite low interest rates, deposits increased $8 million during 2012 to $671.5 million.

The winning formula for our bank continues to be maintaining a strong capital base; paying a regular dividend; strong underwriting of loans; and, pursuing robust earnings.

One major event in 2012 was the negotiation of the purchase of Citizens National Bank of Chillicothe. The negotiations resulted in a successful merger agreement signed on October 9, 2012 and closed on January 11, 2013. LCNB National Bank now has approximately $950 million in total assets and serves customers in eight counties with 31 offices. The LCNB Board and Management felt that the culture of both banks were very similar and the two banks would be stronger as one. As part of the merger agreement, John Kochensparger, Chairman of the Citizens National Bank Board, was offered a board seat with LCNB. John joined the LCNB Board on January 14, 2013. The remaining Citizens National Bank board members agreed to serve on an Advisory Board for 2013. The LCNB Board of Directors and management feel that measured growth is just one part of a strategy for the future success of LCNB.

In 2012 several projects were completed. The bank's phone system was upgraded with new equipment and enhanced connections between offices. As we expand, the importance of communication between our offices and with our customers become more critical in providing the best customer service. We continue to believe that answering each call to the bank with a highly trained employee, not a machine, is one key to excellent customer service. The ability for customers to apply for consumer loans online was added to our website as a complement to our online mortgage application. We have also redesigned our website for 2013. All of our offices participated in the St. Jude Home Giveaway in the first half of 2012 by selling tickets and staffing a telethon for a chance to win a brand new home in the Maineville area. This charitable event raised almost $650,000 to support the St. Jude Research Hospital's continued research for medical treatment and the care of severely ill children. The caring and generosity for others by our employees is a strength of LCNB.

Additional statistical data and information on our financial performance for 2012 is available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission. We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholder information section on our website, www.LCNB.com or www.LCNBCorp.com.

The Annual Meeting for LCNB Corp. will be Tuesday, April 23, 2013 at 10:00 a.m. at our Main Office located at 2 North Broadway in Lebanon, Ohio. Proxy material is included with this initial mailing. Please review, sign, and return the proxy in the envelope provided. We would be pleased to have you attend our annual meeting in person. Thank you for your continued support.

/s/ Stephen P. Wilson	/s/ Steve P. Foster
Stephen P. Wilson	Steve P. Foster
Chairman and CEO	President

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008

Income Statement
Net interest income	$25,049	25,706	25,697	24,838	20,977
Net income from continuing operations	8,270	7,322	9,133	7,687	6,427
Income from discontinued operations, net of tax	-	793	240	79	176
Net income	8,270	8,115	9,373	7,766	6,603
Net income available to common shareholders	8,270	8,115	9,373	6,658	6,603

Dividends declared per common share	0.64	0.64	0.64	0.64	0.64
Basic earnings per common share:
Continuing operations	1.23	1.09	1.37	0.99	0.96
Discontinued operations	-	0.12	0.03	0.01	0.03
Diluted earnings per common share:
Continuing operations	1.22	1.08	1.36	0.98	0.96
Discontinued operations	-	0.12	0.03	0.01	0.03

Balance Sheet
Loans, net	$450,346	458,331	452,350	457,418	451,343
Earning assets	732,968	736,119	706,226	678,055	599,825
Total assets	788,637	791,570	760,134	734,409	649,731
Total deposits	671,471	663,562	638,539	624,179	577,622
Short-term borrowings	13,756	21,596	21,691	14,265	2,206
Long-term debt	13,705	21,373	23,120	24,960	5,000
Total shareholders' equity	82,006	77,960	70,707	65,615	58,116
Per common share: Book value at year end	12.18	11.63	10.57	9.81	8.69

Performance Ratios
Return on average assets	1.02%	1.02%	1.22%	1.07%	1.03%
Return on average shareholders’ equity	10.22%	10.89%	13.36%	10.43%	11.35%

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2012	2011
ASSETS:
Cash and due from banks	$11,260	12,449
Interest-bearing demand deposits	2,215	7,086
Total cash and cash equivalents	13,475	19,535

Investment securities:
Available-for-sale, at fair value	258,506	254,006
Held-to-maturity, at cost	15,424	10,734
Federal Reserve Bank stock, at cost	949	940
Federal Home Loan Bank stock, at cost	2,091	2,091
Loans, net	450,346	458,331
Premises and equipment, net	16,564	17,346
Goodwill	5,915	5,915
Bank owned life insurance	16,915	14,837
Other assets	8,452	7,835
TOTAL ASSETS	$788,637	791,570

LIABILITIES:
Deposits:
Noninterest-bearing	$133,848	106,793
Interest-bearing	537,623	556,769
Total deposits	671,471	663,562
Short-term borrowings	13,756	21,596
Long-term debt	13,705	21,373
Accrued interest and other liabilities	7,699	7,079
TOTAL LIABILITIES	706,631	713,610

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding	-	-
Common shares - no par value, authorized 12,000,000 shares, issued 7,485,527 and 7,460,494 shares at December 31, 2012 and 2011, respectively	27,107	26,753
Retained earnings	61,843	57,877
Treasury shares at cost, 753,627 and 755,771 shares at December 31, 2012 and 2011, respectively	(11,665)	(11,698)
Accumulated other comprehensive income, net of taxes	4,721	5,028
TOTAL SHAREHOLDERS' EQUITY	82,006	77,960

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$788,637	791,570

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2012	2011	2010
INTEREST INCOME:
Interest and fees on loans	$23,585	25,502	27,020
Interest on investment securities:
Taxable	3,737	3,843	3,686
Non-taxable	2,441	2,571	3,126
Other investments	175	177	199
TOTAL INTEREST INCOME	29,938	32,093	34,031

INTEREST EXPENSE:
Interest on deposits	4,317	5,702	7,613
Interest on short-term borrowings	16	28	27
Interest on long-term debt	556	657	694
TOTAL INTEREST EXPENSE	4,889	6,387	8,334
NET INTEREST INCOME	25,049	25,706	25,697
PROVISION FOR LOAN LOSSES	1,351	2,089	1,680

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,698	23,617	24,017

NON-INTEREST INCOME:
Trust income	2,317	2,099	1,897
Service charges and fees on deposit accounts	3,605	3,739	3,904
Net gain on sales of securities	1,853	948	948
Bank owned life insurance income	578	596	1,389
Gains from sales of mortgage loans	506	177	496
Other operating income	190	205	253
TOTAL NON-INTEREST INCOME	9,049	7,764	8,887

NON-INTEREST EXPENSE:
Salaries and employee benefits	11,614	11,743	11,271
Equipment expenses	1,100	1,038	889
Occupancy expense, net	1,671	1,761	1,875
State franchise tax	790	764	703
Marketing	526	480	448
FDIC premiums	405	545	958
ATM expense	620	553	513
Computer maintenance and supplies	524	565	456
Telephone expense	465	407	414
Contracted services	441	420	370
Other real estate owned	490	350	506
Other non-interest expense	3,036	3,223	2,874
TOTAL NON-INTEREST EXPENSE	21,682	21,849	21,277

INCOME BEFORE INCOME TAXES	11,065	9,532	11,627
PROVISION FOR INCOME TAXES	2,795	2,210	2,494
NET INCOME FROM CONTINUING OPERATIONS	8,270	7,322	9,133
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	-	793	240
NET INCOME	$8,270	8,115	9,373

Basic earnings per common share:
Continuing operations	$1.23	1.09	1.37
Discontinued operations	-	0.12	0.03

Diluted earnings per common share:
Continuing operations	1.22	1.08	1.36
Discontinued operations	-	0.12	0.03

Weighted average shares outstanding:
Basic	6,717,357	6,692,385	6,687,500
Diluted	6,802,475	6,751,599	6,736,622

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LCNB Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, and consolidated statements of comprehensive income, shareholders’ equity and cash flows (not included herein), for each of the three years in the period ended December 31, 2012; and in our report dated February 25, 2013, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio
February 25, 2013