Form 10-K, Exhibit 13
period 2013-12-31
LCNB CORP
filed 2014-03-06
CIK 1074902

EXHIBIT 13

LCNB Corp. 2013 Annual Report

CEO’s and President's Letter to Shareholders (page 1 and 2 of Annual Report):
Dear Shareholder,
What an exciting and productive year for your Bank. We are pleased to announce solid financial results for the year 2013. Earnings, growth, stock price, and dividends were all strong compared to peers and we are very proud of the team that made that happen.

The past year has been a year of milestones for LCNB. We entered 2013 with the closing on the acquisition of Citizens National Bank of Chillicothe. CNB added $151 million in assets and six offices in Ross and Fayette counties. After a successful conversion of CNB’s offices, another financial institution asked us if we would be interested in buying their bank. In the fourth quarter we entered into an agreement to purchase Eaton National Bank and Trust. ENB had 167 years of successful operations serving Preble County with five offices. ENB offered a good geographical fit for LCNB and the bank’s culture was very much like ours. That closing took place in January of 2014 and was successfully converted in early February. LCNB now has thirty-six offices located in nine Ohio counties. Another milestone that occurred during the fourth quarter was the successful issuance of 1,642,857 new shares of voting common stock at 1.80 times tangible book value on a pro-forma basis providing LCNB with $26.9 million in new capital that was used to fund the purchase of Eaton National Bank and for other general corporate purposes.

As predicted, the consolidation of the banking industry continues. While not pleased by the reasons for consolidation, we are uniquely positioned to be an acquirer of choice. We have the currency, team, and expertise to take LCNB National Bank forward successfully and aggregate good community banks together to insure the survival of community bank values. At LCNB we are very proud to say we are a community bank and we strongly believe that community banks serve a vital role in the health of the communities in which they are located.

The financial results for 2013 include a return on average assets of 0.93% and a return on average equity of 9.02%. Included in the expenses for 2013 were merger and restructuring expenses totaling $1.4 million on a pre-tax basis. Most of these merger expenses were related to the CNB acquisition. If these tax-effected expenses are not included in the calculations, our return on average assets and our return on average equity would be 1.03% and 9.93% for 2013. Net income was $8.8 million, resulting in total basic earnings per share of $1.12. Total shareholders’ equity increased $36.9 million from December 31, 2012 to December 31, 2013, an increase of 45%. Our equity to assets ratio improved from 10.4% on December 31, 2012 to 12.75% on December 31, 2013. Loan quality showed improvement in 2013 with the provision for loan losses decreasing $763,000 from the prior year end and net loan charge-offs decreasing from $845,000 in 2012 to $437,000 in 2013.

An acquisition requires extra work from all the bank employees. Our team worked hard to insure that our current and our new customers received the best service we could provide while integrating the acquired banks. This work includes mapping one bank’s accounts to LCNB’s, converting those accounts, training employees, communicating to our new customers, and solving the inevitable problems that arise from a conversion. The LCNB team worked together to get the job done. Even while accomplishing the conversion, additional tasks were accomplished. New software was installed in 2013 to more efficiently process commercial loans and to provide faster service to our loan customers. Because of our growth more personnel were added to insure that LCNB maintains the strong support our customers’ expect. Additional commercial loan officers were added, the Call Center added personnel to better handle customers’ questions, and new Investment Service representatives were added to serve our expanding market. To remain a strong community bank the LCNB Board of Directors and management feel that it is vital that LCNB strive to provide the best service to our customers.

Additional statistical data and information on our financial performance for 2013 is available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission. We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholder information section on our website, www.LCNB.com or www.lcnbcorp.com.

The Annual Meeting for LCNB Corp. will be Tuesday, April 29th, 2013 at 10:00 a.m. at our Main Office located at 2 North Broadway in Lebanon, Ohio. Proxy material is included with this initial mailing. Please review, sign, and return the proxy in the envelope provided. We would be pleased to have you attend our annual meeting in person. Thank you for your continued support.

/s/ Stephen P. Wilson	/s/ Steve P. Foster
Stephen P. Wilson Chairman and CEO	Steve P. Foster President

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009

Income Statement
Net interest income	$29,432	25,049	25,706	25,697	24,838

Net income from continuing operations	8,780	8,270	7,322	9,133	7,687
Income from discontinued operations, net of tax	—	—	793	240	79
Net income	8,780	8,270	8,115	9,373	7,766

Net income available to common shareholders	8,780	8,270	8,115	9,373	6,658

Dividends declared per common share	0.64	0.64	0.64	0.64	0.64

Basic earnings per common share:
Continuing operations	1.12	1.23	1.09	1.37	0.99
Discontinued operations	—	—	0.12	0.03	0.01

Diluted earnings per common share:
Continuing operations	1.10	1.22	1.08	1.36	0.98
Discontinued operations	—	—	0.12	0.03	0.01

Balance Sheet
Loans, net	$570,766	450,346	458,331	452,350	457,418
Earning assets	857,653	732,968	736,119	706,226	678,055
Total assets	932,338	788,637	791,570	760,134	734,409
Total deposits	785,761	671,471	663,562	638,539	624,179
Short-term borrowings	8,655	13,756	21,596	21,691	14,265
Long-term debt	12,102	13,705	21,373	23,120	24,960
Total shareholders' equity	118,873	82,006	77,960	70,707	65,615
Per common share: Book value at year end	12.80	12.18	11.63	10.57	9.81

Performance Ratios
Return on average assets	0.93%	1.02%	1.02%	1.22%	1.07%
Return on average shareholders’ equity	9.02%	10.22%	10.89%	13.36%	10.43%

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2013	2012
ASSETS:
Cash and due from banks	$10,410	11,260
Interest-bearing demand deposits	4,278	2,215
Total cash and cash equivalents	14,688	13,475

Investment securities:
Available-for-sale, at fair value	258,241	258,506
Held-to-maturity, at cost	16,323	15,424
Federal Reserve Bank stock, at cost	1,603	949
Federal Home Loan Bank stock, at cost	2,854	2,091
Loans, net	570,766	450,346
Premises and equipment, net	19,897	16,564
Goodwill	14,186	5,915
Bank owned life insurance	21,280	16,915
Other assets	12,500	8,452
TOTAL ASSETS	$932,338	788,637

LIABILITIES:
Deposits:
Noninterest-bearing	$164,912	133,848
Interest-bearing	620,849	537,623
Total deposits	785,761	671,471
Short-term borrowings	8,655	13,756
Long-term debt	12,102	13,705
Accrued interest and other liabilities	6,947	7,699
TOTAL LIABILITIES	813,465	706,631

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding	—	—
Common shares - no par value, authorized 12,000,000 shares, issued 10,041,163 and 7,485,527 shares at December 31, 2013 and 2012, respectively	66,785	27,107
Retained earnings	65,475	61,843
Treasury shares at cost, 753,627 shares at December 31, 2013 and 2012	(11,665)	(11,665)
Accumulated other comprehensive income (loss), net of taxes	(1,722)	4,721
TOTAL SHAREHOLDERS' EQUITY	118,873	82,006

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$932,338	788,637

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2013	2012	2011
INTEREST INCOME:
Interest and fees on loans	$27,325	23,585	25,502
Interest on investment securities:
Taxable	3,369	3,737	3,843
Non-taxable	2,573	2,441	2,571
Other investments	230	175	177
TOTAL INTEREST INCOME	33,497	29,938	32,093

INTEREST EXPENSE:
Interest on deposits	3,602	4,317	5,702
Interest on short-term borrowings	25	16	28
Interest on long-term debt	438	556	657
TOTAL INTEREST EXPENSE	4,065	4,889	6,387
NET INTEREST INCOME	29,432	25,049	25,706
PROVISION FOR LOAN LOSSES	588	1,351	2,089
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	28,844	23,698	23,617

NON-INTEREST INCOME:
Trust income	2,518	2,317	2,099
Service charges and fees on deposit accounts	4,155	3,605	3,739
Net gain on sales of securities	1,060	1,853	948
Bank owned life insurance income	678	578	596
Gains from sales of mortgage loans	339	506	177
Other operating income	340	190	205
TOTAL NON-INTEREST INCOME	9,090	9,049	7,764

NON-INTEREST EXPENSE:
Salaries and employee benefits	13,487	11,614	11,743
Equipment expenses	1,232	1,100	1,038
Occupancy expense, net	2,042	1,671	1,761
State franchise tax	846	790	764
Marketing	561	526	480
FDIC premiums	499	405	545
ATM expense	534	620	553
Computer maintenance and supplies	616	524	565
Telephone expense	566	465	407
Contracted services	568	441	420
Other real estate owned	(30)	490	350
Merger-related expenses	1,433	79	0
Other non-interest expense	3,858	2,957	3,223
TOTAL NON-INTEREST EXPENSE	26,212	21,682	21,849

INCOME BEFORE INCOME TAXES	11,722	11,065	9,532
PROVISION FOR INCOME TAXES	2,942	2,795	2,210
NET INCOME FROM CONTINUING OPERATIONS	8,780	8,270	7,322
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	—	—	793
NET INCOME	$8,780	8,270	8,115

Basic earnings per common share:
Continuing operations	$1.12	1.23	1.09
Discontinued operations	—	—	0.12

Diluted earnings per common share:
Continuing operations	1.10	1.22	1.08
Discontinued operations	—	—	0.12

Weighted average shares outstanding:
Basic	7,852,514	6,717,357	6,692,385
Diluted	7,982,997	6,802,475	6,751,599

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LCNB Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LCNB Corp. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows (not included herein), for each of the three years in the period ended December 31, 2013; and in our report dated March 3, 2014, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.
/s/ J.D. Cloud & Co. L.L.P.

Cincinnati, Ohio
March 3, 2014