Form 10-K, Exhibit 13
period 2014-12-31
LCNB CORP
filed 2015-03-12
CIK 1074902

EXHIBIT 13

LCNB Corp. 2014 Annual Report

CEO’s and President's Letter to Shareholders (page 1 and 2 of Annual Report):
Dear Shareholder,
The 2014 Annual Report showcases just a few of those men and women who served in the Armed Forces since the Bank’s founding. Most of the individuals featured in our Annual Report are relatives of our LCNB employees, and several, in fact, are employees who served. LCNB employees understand the importance of serving the communities in which they live and work. It is a very important part of being a community bank. They embrace this responsibility by volunteering with United Way, Relay for Life, the Chamber of Commerce, scouting, food pantries, and many more charitable and civic organizations such as Rotary, Optimists, Kiwanis, and Jaycees. It is this dedication to the communities that we serve that makes LCNB a community bank. That has been our philosophy since 1877.

As Yogi Berra said, “It’s déjà vu all over again”. The year 2014 started much like the previous year began. LCNB negotiated the purchase of Eaton National Bank in the fourth quarter of 2013 and closed the transaction in the first quarter of 2014. Likewise, LCNB negotiated the purchase of Brookville National Bank during the fourth quarter of 2014 and we expect to close the transaction in the first half of 2015. Brookville National Bank (BNB) will add two offices to our organization, increasing our office total to 37 across nine counties. Both BNB offices are located in the city of Brookville which is west of Dayton, Ohio in Montgomery County. This purchase will complement last year’s addition of the five Eaton National Bank offices located west of Brookville in Preble County. BNB will add approximately $110 million in assets to LCNB’s balance sheet making LCNB a $1.2 billion financial institution.

Last year was another successful year for LCNB. Strong earnings in 2014 allowed LCNB to provide shareholders a dividend payout ratio of just over 60%. The return on average assets (ROAA) was 0.88% and the return on average equity (ROAE) was 8.04% for 2014. LCNB’s earnings were affected by one-time merger expenses of approximately $1.4 million on a pre-tax basis. If these tax effected merger expenses were not included, LCNB’s ROAA would have been 0.95% and the ROAE would have been 8.67%. Net income was $9.9 million, resulting in total basic earnings per share of $1.06. Total shareholder’s equity increased $6.8 million from December 31, 2013 to December 31, 2014, an increase of 5.74%. LCNB’s net interest margin improved from 3.57% on December 31, 2013 to 3.66% on December 31, 2014.

It is with great sadness that we report that Howard Wilson, former Chairman and CEO of LCNB, passed away on January 4, 2015 and Dave Witham, Vice President, passed away on February 21, 2015. Mr. Wilson was named President of Lebanon Citizens National Bank in 1969 after joining the bank as Executive Vice President in 1968. Mr. Wilson retired in 1992. During Mr. Wilson’s tenure the bank increased in total assets by approximately $260 million and the bank started its branch expansion under Mr. Wilson’s leadership. Howard Wilson, like so many represented in this Annual Report, was a Navy veteran of WWII and a great community banker. Mr. Witham worked for LCNB for 45 years and retired from the bank in 2010. Dave, a native of Lebanon and a U.S. Air Force veteran who served in Vietnam, was well known in the community. Mr. Witham managed the Columbus Avenue and Middletown branches during his tenure at LCNB. He is best remembered as a loan officer that had a very large and loyal customer base. Like Mr. Wilson, Dave helped LCNB successfully grow during his 45 years with the bank. Both gentlemen will be missed as bankers and as strong citizens of our community.

Additional statistical data and information on our financial performance for 2014 is available in the LCNB Corp. Annual Report on Form 10-K. This report is filed annually with the Securities and Exchange Commission. We have enclosed the Form 10-K with the initial mailing of this report to shareholders and it is available upon request or from the shareholder information section on our website, www.LCNB.com or www.lcnbcorp.com.

The Annual Meeting for LCNB Corp. will be Tuesday, April 28, 2015 at 10:00 a.m. at our Main Office located at 2 North Broadway in Lebanon, Ohio. Proxy material is included with this mailing. Please review, sign, and return the proxy in the envelope provided. We would be pleased to have you attend our annual meeting in person. Thank you for your continued support.

/s/ Stephen P. Wilson	/s/ Steve P. Foster
Stephen P. Wilson Chairman and CEO	Steve P. Foster President

FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010

Income Statement
Net interest income	$35,887	29,432	25,049	25,706	25,697

Net income from continuing operations	9,869	8,780	8,270	7,322	9,133
Income from discontinued operations, net of tax	—	—	—	793	240
Net income	9,869	8,780	8,270	8,115	9,373

Dividends declared per common share	0.64	0.64	0.64	0.64	0.64

Basic earnings per common share:
Continuing operations	1.06	1.12	1.23	1.09	1.37
Discontinued operations	—	—	—	0.12	0.03

Diluted earnings per common share:
Continuing operations	1.05	1.10	1.22	1.08	1.36
Discontinued operations	—	—	—	0.12	0.03

Balance Sheet
Loans, net	$695,835	570,766	450,346	458,331	452,350
Earning assets	1,014,640	857,653	732,968	736,119	706,226
Total assets	1,108,066	932,338	788,637	791,570	760,134
Total deposits	946,205	785,761	671,471	663,562	638,539
Short-term borrowings	16,645	8,655	13,756	21,596	21,691
Long-term debt	11,357	12,102	13,705	21,373	23,120
Total shareholders' equity	125,695	118,873	82,006	77,960	70,707
Per common share: Book value at year end	13.50	12.80	12.18	11.63	10.57

Performance Ratios
Return on average assets	0.88%	0.93%	1.02%	1.02%	1.22%
Return on average shareholders’ equity	8.04%	9.02%	10.22%	10.89%	13.36%

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
At December 31,
(Dollars in thousands)

	2014	2013
ASSETS:
Cash and due from banks	$14,235	10,410
Interest-bearing demand deposits	1,610	4,278
Total cash and cash equivalents	15,845	14,688

Investment securities:
Available-for-sale, at fair value	285,365	258,241
Held-to-maturity, at cost	22,725	16,323
Federal Reserve Bank stock, at cost	2,346	1,603
Federal Home Loan Bank stock, at cost	3,638	2,854
Loans, net	695,835	570,766
Premises and equipment, net	20,733	19,897
Goodwill	27,638	14,186
Core deposit and other intangibles	4,780	2,795
Bank owned life insurance	21,936	21,280
Other assets	7,225	9,705
TOTAL ASSETS	$1,108,066	932,338

LIABILITIES:
Deposits:
Noninterest-bearing	$213,303	164,912
Interest-bearing	732,902	620,849
Total deposits	946,205	785,761
Short-term borrowings	16,645	8,655
Long-term debt	11,357	12,102
Accrued interest and other liabilities	8,164	6,947
TOTAL LIABILITIES	982,371	813,465

SHAREHOLDERS' EQUITY:
Preferred shares - no par value, authorized 1,000,000 shares, none outstanding	—	—
Common shares - no par value, authorized 12,000,000 shares, issued 10,064,945 and 10,041,163 shares at December 31, 2014 and 2013, respectively	67,181	66,785
Retained earnings	69,394	65,475
Treasury shares at cost, 753,627 shares at December 31, 2014 and 2013	(11,665)	(11,665)
Accumulated other comprehensive income (loss), net of taxes	785	(1,722)
TOTAL SHAREHOLDERS' EQUITY	125,695	118,873

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,108,066	932,338

LCNB CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(Dollars in thousands, except per share data)

	2014	2013	2012
INTEREST INCOME:
Interest and fees on loans	$32,706	27,325	23,585
Interest on investment securities:
Taxable	3,757	3,369	3,737
Non-taxable	2,713	2,573	2,441
Other investments	301	230	175
TOTAL INTEREST INCOME	39,477	33,497	29,938

INTEREST EXPENSE:
Interest on deposits	3,161	3,602	4,317
Interest on short-term borrowings	22	25	16
Interest on long-term debt	407	438	556
TOTAL INTEREST EXPENSE	3,590	4,065	4,889
NET INTEREST INCOME	35,887	29,432	25,049
PROVISION FOR LOAN LOSSES	930	588	1,351
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	34,957	28,844	23,698

NON-INTEREST INCOME:
Trust income	2,903	2,518	2,317
Service charges and fees on deposit accounts	4,838	4,155	3,605
Net gain on sales of securities	149	1,060	1,853
Bank owned life insurance income	671	678	578
Gains from sales of mortgage loans	147	339	506
Other operating income	434	340	190
TOTAL NON-INTEREST INCOME	9,142	9,090	9,049

NON-INTEREST EXPENSE:
Salaries and employee benefits	15,762	13,487	11,614
Equipment expenses	1,316	1,232	1,100
Occupancy expense, net	2,232	2,042	1,671
State franchise tax	955	846	790
Marketing	703	561	526
Amortization of intangibles	574	334	57
FDIC premiums	660	499	405
ATM expense	624	534	620
Computer maintenance and supplies	794	616	524
Telephone expense	690	566	465
Contracted services	880	568	441
Other real estate owned	285	(30)	490
Merger-related expenses	1,400	1,433	79
Other non-interest expense	3,969	3,524	2,900
TOTAL NON-INTEREST EXPENSE	30,844	26,212	21,682

INCOME BEFORE INCOME TAXES	13,255	11,722	11,065
PROVISION FOR INCOME TAXES	3,386	2,942	2,795
NET INCOME	$9,869	8,780	8,270

Earnings per common share:
Basic	$1.06	1.12	1.23
Diluted	1.05	1.10	1.22

Weighted average shares outstanding:
Basic	9,297,019	7,852,514	6,717,357
Diluted	9,406,346	7,982,997	6,802,475